October 30, 2023

Mark Cowan

Senior Counsel

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

RE:	RiverSource Life Insurance Company
Initial Registration Statement on Form S-3
File No. 333-273966

Dear Mr. Cowan:

On behalf of RiverSource Life Insurance Company (the “Company”), we are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to us in a letter dated October 12, 2023, with regard to the Registration Statement on Form S-3 filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on August 14, 2023, which relates to the RiverSource® Structured Solutions 2 annuity, a Single Purchase Payment Deferred Indexed Linked Annuity Contract (the “Contract”) to be issued by RiverSource Life Insurance Company. Along with this letter, we are filing a revised prospectus, which reflects conforming edits.

Comments and responses are outlined below.

General

1. We note that material information relating to how the Contract operates, including as to the Indexed Accounts to be offered, is missing from the prospectus and registration statement. Please provide all missing information and exhibits in the next pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

Response: The Company has added Indexed Accounts to be offered and updated other missing information. Exhibits will be updated in the next pre-effective amendment.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract.

Response: The Company confirms that there are no types of guarantees or support agreements with third parties to support any Contract features or benefits. The Company is solely responsible for any benefits or features associated with the Contract.

3. Where a comment is made regarding disclosure in one location of the registration statement, it is applicable to all similar disclosure appearing elsewhere in the registration statement. Further, where disclosure is requested to be added in one place, please add similar disclosure to all other sections of the prospectus where such disclosure would be relevant. For example, disclosure requested in the cover should also be reflected in the summary, risk factors and elsewhere as appropriate.

Response: Noted.

Cover Page

4. Overall, we note that the Cover page is missing disclosure concerning key features and risks of the Contract that should be highlighted on the cover page. The comments noted below covers these additional points. In making your revisions, please strive to limit the disclosure to one page. See item 501 of Regulation S-K.

Response: Revisions have been made to the Cover page to address comments 4 through 18. Please see revised prospectus.

5. Please add a prominent statement that the Company does not allow additional purchase payments.

Response: Revised as requested.

6. Please state that the Contract is an insurance contract. It is not an index fund or an investment in any underlying mutual fund or ETF that tracks an index. Please also disclose that Index(es) used by an Indexed Account are price return indices and the performance of the Indexes does not reflect any dividends or distributions paid by the component companies included in the Index. Similarly, please state that the performance of the ETF does not include dividends paid by the ETF, if true.

Response: Revised as requested.

7. Please delete the term “initial” from the first sentence of the fourth paragraph as only one purchase payment may be made. Also, the disclosure notes that only certain Segments may have a declared maximum rate of return. Please be more specific as to which Segments. It may be helpful in this discussion to describe the upside rates offered.

Response: Revised as requested.

8. Please revise the fifth paragraph to better explain how Segment Value is determined during the term and at the end of the term. In that regard, please describe how Segment Value is calculated during a Segment term (i.e., by explaining that the Segment Value calculation is determined using a formula that does not directly reflect the actual performance of the applicable Index, but rather uses the value of a hypothetical portfolio of instruments (including derivatives and fixed assets) that provides the Segment Value at maturity (referred to as the proxy value). In addition, please more clearly describe how Segment Value is determined at the Segment Maturity Date, including the maximum percentage of loss that could be sustained under each protection option.

Response: See response to Comment # 4.

9. Also, in the fifth paragraph, clarify in the first sentence that the Interim Account is available for transfers “under Monthly Income” after the MVA Period. Please also revise the disclosure regarding the optional automated transfer program. Later disclosure on pages 12 and 22 suggests that the program may be offered in the future. If the optional automated program is not currently offered, please delete the references to the automated transfer program here. Finally, please revise the fifth sentence to clarify that the protection option that can prevent a loss is the 100% Buffer protection option.

Response: See response to Comment # 4.

10. Please disclose what happens at the end of a Segment (e.g., We will allocate Your investment to Indexed Accounts in accordance with Your instructions. If You do not provide instructions, We will allocate [describe default allocation]. The Indexed Accounts available for new Segments could have different terms).

Response: See response to Comment # 4.

11. Please disclose that the Company reserves the right to add or remove Indexed Accounts and change the upside return features (subject to contractual minimum guarantees) at the end of Segment terms. Please also note that the Company reserves the right to substitute an Index during and at end of a Segment term and the consequences of such reservation. Please supplementally explain whether the reservation to remove Indexed Accounts could result in investors having no or only one Indexed Account available. We may have more comments based on your response.

Response: See response to Comment # 4. We have added disclosure stating we will always have at least 10 Indexed Account options.

12. The seventh paragraph should be revised to include the following points:

a.

Specify all transactions (including partial and full surrenders, Monthly Income and required minimum distributions and free withdrawal amounts) that are subject to the interim Segment Value calculation. Please disclose that this calculation may be negative, and could significantly reduce Contract Value, the death benefit, annuitization and other payments, and the amount of earnings credited at the end of the Segment, perhaps by an amount greater than the amount withdrawn. Please clearly identify which transactions are also subject to Surrender Charges and MVA. Specify the maximum percentage loss that could be incurred with each protection option as a result of the interim Segment Value calculation in the event such transactions are made during the term. Clarify that amounts withdrawn from the Contract may also be subject to taxes and a 10% federal penalty if taken before age 59 1⁄2.

b.

Disclose that Segment Value may also be affected by adjustments to the Investment Base, which is adjusted proportionally for partial surrenders and any other transactions (please specify which transactions) based on the percentage of Segment Value that is surrendered/deducted (i.e., the Investment Base is reduced by more or less than the dollar amount surrendered/deducted depending on whether the Segment Value is less than or greater than the Investment Base).

Response: See response to Comment # 4.

13. Please delete the sixth paragraph. The Interim Account does not need to be described on the cover page as it is only a holding account.

Response: Revised as requested.

14. Please delete the phrase “including any automatic transfers for the automated transfer program” from the first sentence of the ninth paragraph as latter disclosure suggests it is not yet offered. Please also delete the penultimate sentence as it is confusing.

Response: The optional automatic transfer program is currently offered, and the latter disclosure is revised to reflect this.

15. With respect to the elective or automatic lock feature discussed in paragraph twelve, if a lock is exercised, please disclose that surrenders after the lock are subject to Surrender Charges and an MVA if applicable, and that income taxes and tax penalties could apply.

Response: Revised as requested.

16. Please disclose the right to examine and cancel the Contract, including that a refund will be issued if returned during the free look period and state law will determine the length of this period and the amount of the refund received.

Response: Revised as requested.

17. Delete, or substantially streamline the last paragraph of the cover as it contains non-material information, which obscures material information about the Contract.

Response: Revised as requested.

18. Please disclose that the Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for Contracts purchased as a Tax Qualified Contract.

Response: Revised as requested.

Table of Contents

19. Please include a topical heading and related section describing the Interim Account.

Response: We have revised the heading for the “Indexed Account(s) Value” to read “Segment Value Calculation for Indexed Account(s)” as our equivalent Interim Account disclosure is found under the subheading “Segment Value after the Segment start date and before the Segment Maturity Date”.

Defined Terms

20. We note that certain defined terms are not always capitalized (e.g., “Market Value Adjustment” and “Surrender Charge”). Conversely, we also note terms that are capitalized, but are not defined (e.g., “Automatic Lock Target” and “Annual Lock Segments”). Please revise disclosure as necessary to address these inconsistencies.

Response: Revised as requested.

21. Please revise the definition of “Interim Account” as necessary, based on how this account will be used with this Contract (e.g., including that the Interim Account can be used to hold transfers of Monthly Income and only referencing the optional automated transfer program if operational).

Response: Revised to state:

Also, used to hold amounts for the optional automated transfer program and transfers of the Monthly Income amount if elected by You. Amounts applied to the Interim Account earn a declared rate of interest.

22. The defined term “Segment” states that a Segment starts on the Contract Date or on a Contract Anniversary. Please state if these are the only dates a Segment can begin.

Response: Revised to state:

A Segment can only start on the Contract Date or on a Contract Anniversary.

Summary

Purpose

23. Please revise the second sentence of the first paragraph for clarity to state, “Until you decide to annuitize the Contract, You can take partial or full surrenders ................”

Response: Revised as requested.

24. In the last sentence of the second paragraph, please replace the phrase “or prior to the end of the” with “and” as the MVA and applicable Surrender Charge periods are the same.

Response: Revised as requested.

The Contract

25. Please delete the term “flexible” from the description of the Contract given that this is a single premium Contract.

Response: Revised as requested.

Buying the Contract

26. The last sentence of the second paragraph in the subsection entitled “Purchase Payment” states, “We reserve the right to limit in Our sole discretion how the purchase payment can be allocated among the available Indexed Accounts.” Please add that no such limitations are currently in place.

Response: Revised as requested.

27. In the subsection entitled “Right to Examine and Cancel,” please disclose that when purchase payments are required to be returned, the amount returned will be for the entire purchase payment and will not be based on the interim Segment Value calculation. Please make corresponding changes to later disclosure regarding the “Right to Examine and Cancel” on page 27.

Response: Revised as requested.

Investment Options

28. For Clarity, please consider revising the last sentence of the paragraph following the list of Indexed Accounts to clarify that “lesser” means the Index that has the lowest return to determine the Segment rate of return.

Response: Revised as requested.

29. Please clarify the first sentence of the next paragraph to state, “Over the course of Your Contract, We may add, discontinue or substitute an Index either at the end or in the middle of a Segment.” Please specify the minimum Buffer and Trigger percentages that would be applicable to any new Indexed Account option that may be offered in the future and add that the minimum value for any Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fee and other upside rates specified in this prospectus will be applicable to any new Indexed Account option that may be offered in the future.

Response: Revised as shown above. We have added the full list of available Indexed Accounts that will be offered, including minimum Buffers and Triggers, along with applicable minimum values for Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fee. Future Indexed Account options and their minimum Buffers and Triggers, along with applicable minimum values for Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fee are unknown at this time and would be filed with the SEC before offering, as applicable.

Initial Rates and Rate Lock

30. As there is no Fixed Account option, please delete “interest rates” from the first and third sentences. Similarly, other references to interest rates should be removed from the prospectus, except with respect to the Interim Account.

Response: Revised as requested.

31. Please also preface the third sentence to state, “If your Contract is not issued within the Rate Lock Period,.............”

Response: Revised as requested.

Renewal Rates

32. It is unclear what is intended by the last sentence of the second paragraph. Please revise for clarity.

Response: The last sentence is replaced with the following:

Renewal rates vary for in force contracts based on the Contract Date and the Segment start date.

Crediting Methods for the Indexed Accounts

33. The sentence following the second set of bullet points states that except for the Annual Lock with a Buffer crediting method, “the Segment rate of return is based on a single point in time.” Please explain what single point in time means here (e.g., the Segment rate of return is based on the difference between the Index Value on the Segment start date and Segment Maturity Date).

Response: Revised as shown below:

Except for the Annual Lock with a Buffer crediting method, the Segment rate of return is based on a single point in time (i.e., the Segment rate of return is based on the difference between the Index Value on the Segment start date and the Segment Maturity date).

Segment Value

34. Please preface the second sentence of the first paragraph by stating, “On each day before the Segment Maturity Date,.............”

Response: Revised as requested.

35. With respect to the first sentence of the second paragraph, please delete “generally” or state the exceptions. Please also explain supplementally to the staff whether there is a scenario where an owner would receive the full protection of the Buffer or Trigger prior to the Segment Maturity Date. Please also state the maximum loss during a Segment if a partial or full surrender is taken during a Segment.

Response: Revised as requested. There are scenarios where an owner could receive the full protection of the Buffer or Trigger prior to the Segment Maturity Date. For example, the market could be down but the daily Segment value could be up overall due to volatility and interest rate changes.

Segment Value Lock

Response:

36. Please clarify the second sentence of the second paragraph to state, “However, if you later take a surrender, Your locked-in value will be reduced.............”

Response: Revised as requested.

37. Please revise the disclosure to state that a Segment will allow either an elective lock or automatic lock, but not both, if true.

Response: The following revision is added:

Only one Segment value lock (either elective or automatic) is allowed during a Segment. After a Segment has been locked in, no other elective or automatic locks are available for that Segment.

38. Please note in the third paragraph that a locked Segment value could be less than the Automatic Lock Target due to market changes between the time the lock is set, and the lock is calculated, if true.

Response: Not applicable. Automatic lock will only occur if the segment return based on the end of day segment value is equal to or greater than the automatic lock target.

Transfers

39. As there are no Fixed Account options and amounts in the Indexed Accounts can only be transferred at the Segment Maturity Date and on a Contract Anniversary, please consider whether these Transfer provisions are appropriate for this Contract. If retained, please revise these Transfer provisions based on the features of this Contract.

Response: This disclosure follows transfer provisions disclosure in the contract. Provision has been updated for clarity.

40. In the second sentence of the first paragraph, please clarify the parenthetical to reference the “optional” automated transfer program.

Response: Revised as requested.

Surrenders

41. The second sentence of the sixth paragraph states, “The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn.” Is this true for partial surrenders taken on the Segment Maturity Date as well? Please clarify.

Response: The sentence is revised to read:

The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn, including surrenders taken on the Segment Maturity Date.

42. Please clarify the last sentence of the sixth paragraph to state, “Whether the Segment Value will be higher or lower than the Investment Base is generally dependent upon the performance of the Index in addition to other factors used in calculating the Segment Value before the Segment Maturity Date, if true.

Response: Revised as requested.

Surrender Charges

43. Please revise the first sentence of the first paragraph as follows, “Surrenders may be subject to ~~charges~~ a Surrender Charge, . . ..” In the next sentence, please add that the Surrender Charge is calculated as “a percentage of the purchase payment being surrendered.”

Response: Revised as requested.

44. The disclosure indicates, “You select either a 6-year or 3-year Surrender Charge schedule at the time of application.” If true, please add disclosure stating that if an Owner invests in an Indexed Account for a six-year term, they cannot elect the three-year Surrender Charge schedule.

Response: The following disclosure is added:

If You elect the 3-year surrender charge schedule, you cannot elect any Indexed Accounts that have a 6-year duration.

Market Value Adjustment

45. Please briefly explain how an MVA is calculated. Please also specify if death benefit payments are subject to an MVA. Please also disclose, if true, that the MVA applies to a withdrawal or other transaction that occurs on the Segment Maturity Date.

Response: The MVA disclosure is revised as stated below:

A Market Value Adjustment (MVA) is a positive or negative adjustment that applies to surrenders (including the total free amount and required minimum distributions) or amounts applied to an Annuity Payment Plan during the

MVA Period, including any surrenders taken on Segment Maturity Dates during the MVA period. The MVA period is equal to the Surrender Charge period that You select. An MVA will not apply to surrenders from the Interim Account or Income Choice monthly income.

The MVA will either increase or decrease the surrender amount or the amount applied to Annuity Payments. See “Market Value Adjustments”.

The MVA amount for each Segment is based on (1) the change in an external index since the contract was issued and (2) the proxy value of the hypothetical fixed assets for that Segment, as determined by the Segment Value calculation. The total MVA for the contract is the sum of the MVA amounts for each Segment.

An MVA may increase the death benefit but will not decrease it. If the MVA is positive, it will increase the full surrender value which is one of the components of the death benefit. See the following “Death Benefit” provision for more information.

Death Benefit

46. If true, please specify that the optional death benefits may only be elected at the time of purchase.

Response: The following statement is added:

Optional death benefits can only be elected at the time that the contract is purchased.

Death Benefit Charges

47. Please state the circumstances under which an Owner may elect to terminate either of the optional death benefits.

Response: The following statement is added:

You may request to terminate an optional death benefit only if We increase the annual rider fee. See Optional Death Benefit Charges provision for more information.

Risk Factors

Risk of Loss in Indexed Accounts – Index Performance

48. In the first paragraph following the Protection Option table, please add disclosure describing the impact of the annual fee on Segments that are subject to an annual fee. Please also specify the maximum loss for each Indexed Account.

Response: The following disclosure is added:

For Segments that have an annual fee, the deduction of the fee may result in a negative Segment return even if the index has positive performance. On the Segment Maturity Date, You will also incur a loss if the Index rate of return is negative since the Buffer is applied before the fee is deducted. The maximum loss for Segments that have an annual fee is 95% (if the index loses 100%, You chose the -10% Buffer, and the Segment has the maximum annual fee of 5%).

Risk with Currently Available Indexes

49. Please clarify that the S&P 500 index measures the performance of the large-cap segment of the “U.S. equity” market.

Response: Clarification added.

50. With respect to the bullet point regarding emerging markets risk, please address the factors identified in ADI 2020-11 Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: Disclosure has been revised as follows:

Securities issued by non-U.S. companies are subject to risks, including political, economic, market, social and others within a particular country, as well as to currency exchange rate risks and currency instabilities and less stringent financial, regulatory, auditing and accounting standards generally applicable to U.S. issuers (MSCI EAFE and MSCI Emerging Markets indexes).

•

Emerging markets can be riskier than investing in well-established foreign markets. Indexes with exposure to emerging markets also include the following risks: potential for less reliable or outdated Index data due to differences in financial, regulatory, auditing and accounting standards; limitations on the ability to oversee the Index provider’s due diligence process over Index data; and the rights and remedies associated with investments that track an Index comprised of foreign securities may differ from investments that track an Index of U.S. securities (MSCI Emerging Markets Index).

51. Please disclose the specific risks associated with investing in the U.S. real estate sector.

Response: Disclosure has been revised as follows:

•

There are risks associated with the US real estate sector. The iShares U.S. Real Estate ETF is subject to risks similar to those of direct investments in real estate and the real estate industry in general, including risks related to general and local economic conditions, a possible lack of availability of financing, valuation complexities, competition, periodic overbuilding, and changes in interest rates or property values. As such, performance may be more volatile than the performance of an investment in a more diverse range of market sectors. It is possible that the iShares U.S. Real Estate ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Your Segment return is linked to the performance of the iShares U.S. Real Estate ETF and not the underlying index (iShares Dow Jones U.S. Real Estate ETF Capped Index).

Risk of Loss – Segment Value Prior to Maturity

52. For clarity, please revise the bolded first sentence of the first paragraph as follows, “Segment Values prior to maturity will fluctuate daily and may be lower than what was originally allocated to an Indexed Account, even when the Index has positive returns.”

Response: Revised as requested.

53. The fifth sentence of the first paragraph notes that there is a “risk of substantial loss with all but one Indexed Account.” Please specify this Indexed Account and explain why substantial loss will not occur with this Account. Please also clarify whether that Indexed Account is also subject to a Segment Value calculation and whether a loss can be greater than zero under the Segment Value calculation. In addition, please specify the maximum percentage loss with respect to each Indexed Account.

Response: The Table showing all Indexed Accounts is revised to add column showing maximum percentage loss at Segment Maturity with respect to each Indexed Account.

The following disclosure is also added:

If you allocate to the S&P 500 1-year with -100% Buffer Indexed Account and hold the Segment until the Maturity Date, you will not have a loss. However, the Segment Value calculation will apply and therefore the Segment Value could have a loss before the Segment Maturity Date.

Caps, Contingent Returns and Limits to Positive Returns

54. We note the last sentence of the second paragraph states, “For Segments with the Annual Lock with a Buffer crediting method, the Segment rate of return is not affected by Index values between anniversaries.” Please separately disclose the risks of “Segments with the Annual Lock with a Buffer.”

Response: The following revision is added:

For Segments with the Annual Lock with a Buffer crediting method, the Segment rate of return is not affected by Index values between anniversaries. The Segment rate of return may be lower if the Index decreases on or near each contract anniversary.

We May Discontinue or Substitute an Index

55. With respect to the reservation of the right to discontinue or substitute an Index at any time, please delete the statement “or if We determine at Our sole discretion that Our use of the Index should be discontinued.” The disclosure should specify all circumstances when the Company will discontinue or substitute an Index.

Response: Revised as requested.

56. Please revise the second and third paragraphs to clarify how Index returns are calculated when an Index is substituted (e.g., the old Index values will be used to calculate index returns up to the date of the substitution and the returns of the new Index will be used thereafter). Please also clarify that the Crediting Method will not change throughout the Segment.

Response: The following revisions are made:

We reserve the right to discontinue or substitute an Index at any time if an Index is discontinued, We no longer have the right to use the Index, there is a substantial change in the calculation of an Index, hedging instruments become difficult to acquire or the cost of hedging becomes excessive.

If We substitute an alternative Index, then the Segment value may change to reflect the new Index. We will notify You before the substitution. See “Discontinuation and Substitution of Indexes and Indexed Accounts” provision for how the Index return will be calculated when an Index is substituted. If no reasonable alternative is available for substitution of such Index, then the daily Segment Value calculation will no longer occur and the Segment value will not change until the next Contract Anniversary (unless a surrender is taken from that Segment) when the Segment will end. We will notify You before the discontinuation. The Crediting Method will not change during a Segment. You must transfer the Segment value to any available Indexed Accounts or the Interim Account (if available) during the next transfer window.

57. Please also clarify what happens if no replacement index is available. Will the Company terminate the Segment as of a particular date?

Response: See revisions in response to #56.

58. Please correct the cross reference for additional information, which should be “Investment Options—Discontinuation and Substitution of Indexes and Indexed Accounts.”

Response: See revisions in response to #56.

We May Discontinue an Indexed Account at Maturity

59. The disclosure in the first paragraph suggests that the Company reserves the right to discontinue all the Indexed Accounts. Please disclose whether the company will always offer a minimum number of Indexed Options. Depending on the extent of the company’s reservation, please disclose the risk of such reservation to investors.

Response: The following revision is added:

We will offer at least 10 Indexed Accounts at all times.

60. If the Company does not intend on always providing at least one Indexed Account, please supplementally explain how the insurance company will address investor protection concerns related to such a material change in the product.

Response: The Company will always provide at least one Indexed Account.

Level of Interest Rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees

61. The fourth paragraph states, “For Segments with a duration longer than one year (except for Annual Lock with Buffer Crediting Method), the declared Cap or Contingent Return are for the duration of the Segment and are not applied on an annual basis. The Cap or Contingent Return would be lower if they were applied on an annual basis.” Please also disclose that with respect to Buffers and Triggers applicable to Segments with durations longer than one year, Buffers and Triggers are also not applied on an annual basis.

Response: The following disclosure is added to the “Risk factors—Risk of Loss in Indexed Accounts – Index Performance” section:

For Segments with a duration longer than one year (except for Annual Lock with Buffer Crediting Method), the applicable Buffer or Trigger are for the duration of the Segment and are not applied on an annual basis.

Locking the Segment Value

62. Please disclose that the locked value could be different than the automatic lock target due to changes in the market price before the locked value is calculated, if true.

Response: Disclosure that the locked value could be different than the automatic lock target due to changes in the market price before the locked value is calculated is not applicable. Automatic lock will only occur if the Segment return based on the end of day Segment Value is equal to or greater than the automatic lock target.

Other Important Information You Should Know - No Ownership Rights

63. Please revise the second sentence as follows, “Purchasing the Contract is not equivalent to investing in the underlying ETF or stocks comprising the indexes or index the ETF tracks.” Please also revise the fourth sentence to state, “The Index does not reflect dividends paid on the ETF or the stocks comprising the Index.”

Response: Revised as requested.

The Annuity Contract

Required Minimum Distributions (RMDs)

64. Please include the following disclosure in a separate bullet point, “An MVA will apply to RMDs taken during the MVA period.” Please also note that RMDs are subject to the Segment Value calculation if the RMD distribution is taken on any date prior to the Segment Maturity Date.

Response: The following bullet point is added:

•	RMDs are deducted from the Segment Value which is determined using the Segment Value calculation (unless the RMD is taken on the Segment Maturity Date).

Fees and Expenses

65. The third bullet point states, “Immediately after a segment begins, its value will be reduced to reflect transaction costs for assets that support features of your contract.” Please explain what this means. Does this disclosure relate to the interim Segment Value calculation that is made each day after the start date until the Segment Maturity Date?

Response: The following cross-reference is added:

See “Segment Value after the Segment start date and before the Segment Maturity Date” for more information.

66. The following bullet point notes that the ETF returns will reflect an underlying fund expense. Please also add disclosure explaining the impact of such fees on an Indexed Account’s returns.

Response: The bullet point is revised to read:

•	One indexed account uses an ETF, and the ETF returns will reflect an underlying fund expense and therefore Segment returns will be lower than if the underlying Index was used.

Contract Fees and Charges -Surrender Charge

67. The fourth sentence of the first paragraph notes, “Except on the Segment Maturity Date, the value of any Segment will be based on the Segment Value calculation (including the Investment Base, the proxy value, and prorated Cap or prorated Contingent Yield, if applicable). Please consider whether “Contingent Yield” is the right term.

Response: The references to prorated cap and prorated Contingent Yield are deleted.

68. Please revise the last sentence of the second paragraph following the Surrender Charge schedule to state, “The total free amount is free of surrender charge however, market value adjustment will apply, and the free amount withdrawal will be based on the interim Segment Value calculation if the free amount is withdrawn prior to a Segment Maturity Date.”

Response: Revised as requested.

Fees and Transaction Costs

69. Please separately discuss the interim Segment Value calculation and the MVA charges in this section. Include the maximum percentage loss an investor could sustain under both charges.

Response: This provision has been renamed to “Indexed Account Fees and Transaction Costs” and a reference to Segment Value Calculation for Indexed Account(s) has been added. Also, MVA section has been moved to this part of the prospectus and the section has been renamed to Contract Fees, Charges, and Value Adjustments. While it is not possible to state a maximum MVA percentage as it is a function of interest rates and the external Bloomberg index, we have added additional disclosure regarding interest rate movements and the MVA:

If there is a significant increase in interest rates since the contract is issued, You could experience a significant negative MVA for any surrenders or when Annuity Payments start. However, the negative MVA for a given interest rate increase will decrease as You get closer to the end of the MVA period and there is no MVA after the MVA period ends.

Purchase

Purchasing the Contract

70. Please clarify that a Rate Lock only applies for 30 days after the date of the application. Therefore, if purchase payments are received after the 30th day, an Owner will be subject to the rates in effect on the Contract Date, which could be substantially different than rates in effect on the application date.

Response: Revised as shown below:

If the Contract is issued within the Rate Lock Period (i.e., 30 days after the application date plus the number of days until the next business day after the 30th day), the initial purchase payment will receive the applicable Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees in effect on the application date. If Your Contract is not issued within the Rate Lock Period, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees will be based on the rates in effect on the Contract Date which could be substantially different than the rates in effect on the application date.

71. We note the third sentence of the third paragraph states, “If We have received at least the minimum Purchase Payment (but not all purchase payments listed on the application), You can request that the Contract be issued on the next business day.” Please confirm whether this is an available option for this single premium contract. Please also reconcile with the following sentence that states, “Once the contract is issued, no other Purchase Payments will be allowed.”

Response: We confirm that request that the Contract be issued on the next business day is an available option for the single premium contract. Revised as shown below:

The Contract is issued generally on the next business day after all purchase payments listed on the application are received (except We do not issue contracts on leap day). We will wait up to 90 days to issue the Contract. At any time during the 90 days following the application date, if We have received at least the minimum Purchase Payment (but not all purchase payments listed on the application), You can request that the Contract be issued on the next business day. Once the contract is issued, no other Purchase Payments (including those that were listed on the application but not yet received) will be allowed. If the minimum purchase payment is not received within 90 days after the application date, the application will be cancelled.

Valuing Your Investment

Interest on the Interim Account

72. The third sentence of the first paragraph states, “The guaranteed minimum interest rate will not be less than the rate required by state law.” Please confirm the rate required by state law will be included in Appendix A – State Variations.” Please also include a cross reference to the appendix.

Response: The actual guaranteed minimum interest rate is stated in the contract. The following is added:

Your guaranteed minimum interest rate is stated in the Contract.

Indexed Account(s) Value - Segment Value after the Segment start date and before the Segment Maturity Date

73. Please revise the third sentence of the first paragraph to state, “Full and partial surrenders (including any Free Amount withdrawal), death benefits, the elective and automatic lock features, and amounts applied to an Annuity Payment Plan will be based on our calculation for the Segment Value.”

Response: Revised as requested.

Indexed Account(s) Value - Segment Value Lock

74. The last sentence of the first paragraph indicates that an elective lock is only available for certain Indexed Accounts. Please identify in the chart of Indexed Accounts those which an elective and/or automatic lock is available.

Response: Elective lock is currently available for all Indexed Accounts and the sentence is revised to read:

Elective lock is available for all Indexed Accounts.

75. The fourth sentence of the second paragraph states, “The Automatic Lock Target must be a positive percentage that is lower than any applicable Cap. Please clarify whether it must be a whole percentage.

Response: The following clarification is added:

The Automatic Lock Target must be a positive percentage and can include up to one decimal point (e.g., 10.5%). For Segments with durations longer than one year, the Automatic Lock Target will apply for the entire duration of the Segment (unless you change the percentage).

76. The disclosure states that the Segment Lock Date is the first Business Day that (1) is on or after the Day You set an Automatic Lock Target and (2) the Segment return to date equals or exceeds the Automatic Lock Target.” Does this mean that if the Segment return calculated does not equal or exceed the Automatic Lock target, no lock will occur? Please revise this and other disclosure to clearly set forth how the automatic lock operates. Please also clarify whether only one Segment value lock is allowed during a Segment, including how locks operate for multi-year Segments.

Response: The statement that if the Segment return calculated does not equal or exceed the Automatic Lock target, no lock will occur is correct. The following disclosure and clarification is added:

The Segment Value will be monitored daily and will be automatically locked if the Segment return to date is equal to or greater than the Automatic Lock Target at the close of a Business Day. If the Segment return to date does not equal or exceed the Automatic Lock Target before the Segment Maturity Date, the Segment Value will not be automatically locked in.

Only one Segment Value lock (either elective or automatic) is allowed during a Segment.

77. Please clarify whether a Segment is limited to either an elective lock or automatic lock or allows both. If both are allowed, can an automatic lock be superseded by an elective lock, or must the automatic lock be canceled first?

Response: The following disclosure is added:

If You request an elective lock on a Segment that has an Automatic Lock Target set, We will process the elective lock (even if the Segment return to date is less than the Automatic Lock Target) and automatically cancel the Automatic Lock request.

78. The last sentence of this section states, “Additionally for open Segments that are not locked, We reserve the right to no longer allow an elective or automatic lock.” Please state the amount of advance notice that will be provided to investors before the Company exercises this reservation.

Response: Revised as shown below:

We reserve the right to no longer allow an elective or automatic lock and will provide at least 10 days’ notice.

Crediting Methods

79. With respect to the section entitled “Buffer,” please revise to disclose what the return would be for each applicable crediting method.

Response: The following is added:

If the Index rate of return is between zero and the Buffer percentage (inclusive of the Buffer percentage), the Segment rate of return depends on the crediting method as shown below:

Crediting Method	Segment Return
• Point to Point with a Buffer	0% less the total fee

• Annual Lock with a Buffer	0%

• Contingent Return Point to Point with a Buffer	Contingent Return

• Contingent Return Point to Point with a Trigger	Contingent Return

• Income Choice Point to Point with a Buffer	0%

• Dual Directional Point to Point with a Buffer	Absolute value of the index return

80. Regarding the subheading “Trigger,” please specify the minimum Buffer and Trigger for new Index Account options.

Response: Future Indexed Account options are unknown at this time and would be filed with the SEC, as applicable.

Income Choice Point-to-Point with a Buffer

81. The first sentence of the first paragraph states, “The Monthly Income is payable to You as a partial surrender, unless You choose to transfer the Monthly Income to the Interim Account according to any procedures that are then currently in effect.” Please clarify when this choice must be made.

Response: Revised to read:

The Monthly Income is payable to You as a partial surrender, unless You notify Us anytime during the Segment to transfer the remaining Monthly Income to the Interim Account according to any procedures that are then currently in effect.

82. If true, please add “unless you indicate otherwise” to the last sentence of the second paragraph.

Response: Revised to read:

For any new Income Choice Segments that start on the next contract anniversary, the Monthly Income will automatically be payable directly to You again (unless You once again redirect them to the Interim Account).

Optional Automated Transfer Program

83. We note the first sentence of the first paragraph states, “We may offer, at Our discretion, an optional automated transfer program.” Please confirm whether this program is currently offered. If not, please revise as appropriate all disclosure about this program.

Response: An optional transfer program is currently offered, and the first sentence is revised to read:

We currently offer an optional automated transfer program.

Market Value Adjustments

84. Please confirm the referenced Bloomberg index is identified correctly. We note the current disclosure does not seem to align with the website for the index.

Response: We confirm that the referenced Bloomberg index is identified correctly. Here is a link for this index: LUCRYW Quote—Bloomberg US Agg Credit Yield To Worst Index

Market Value Adjustments -Discontinuation of or Substantial Change to the MVA Index

85. Please delete the disclosure stating, “. . . or if We determine at Our sole discretion that Our use of the MVA Index should be discontinued, . . ...” The disclosure should specify all circumstances when the Company will discontinue or substitute the MVA Index.

Response: Revised as requested.

Other Information

Separate Account

86. Please state why the separate account is used.

Response: Separate Account disclosure is revised to read:

We have exclusive and absolute ownership and control of the assets of the separate account. It is a non-unitized separate account established by Us under Minnesota law for the purpose of holding reserves for Our obligations for the Indexed Accounts available under the Contract. The assets in this separate account are subject to Our general liabilities from business operations and to claims by Our creditors. You do not share in the investment performance of assets allocated to the separate account. All investment income, gains, and losses (whether or not the gains and losses are realized) from assets allocated to the separate account are borne by Us. The obligations under the contract are independent of the investment performance of the separate account and are the obligations of Us.

If you have any questions concerning responses to the comments, please contact me at (612) 678-5337.

Sincerely,

/s/ Nicole D. Wood

Nicole D. Wood

Assistant General Counsel and

Assistant Secretary

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Prospectus
XX XX, 2023
RiverSource®
Structured Solutions 2SM annuity
Single Purchase Payment Deferred Index-Linked Annuity Contract and Interests therein

Issued by:	RiverSource Life Insurance Company (RiverSource Life)
70100 Ameriprise Financial Center Minneapolis, MN 55474 Telephone: 1-800-862-7919 (Service Center) RiverSource Account MGA
This prospectus contains important information that You should know before investing in the RiverSource Structured Solutions 2 annuity contract (the Contract) issued by RiverSource Life Insurance Company (“RVS Life”, the “Company”, “us”, “we” or “our”). The Contract is a single premium deferred index-linked annuity designed to help You invest on a tax-deferred basis and meet long-term financial goals. Please read this prospectus before investing and keep it for future reference.
You can purchase a Contract if You are age 90 or younger. The Company does not allow additional purchase payments after the Contract is issued. You may allocate Your purchase payment to one or more of the index-linked investment options (Indexed Accounts) available under the Contract. The Contract is an insurance product and is not an investment in a mutual fund or exchange-traded fund (“ETF”) that tracks an index. Each Indexed Account has an applicable Crediting Method and is tied to published index(es) or an exchange traded fund (both described as an Index) The Indices used are price indices and performance of the Indexes do not reflect dividends paid on the underlying stocks. The performance of ETF does not reflect dividends or other distributions declared by the Fund.
Each time You make an allocation to an Indexed Account, a segment within the Indexed Account (Segment) is created. The value of each Segment will change daily, positively or negatively, and can reflect significantly less gain or more loss than would be applied on the date the Segment ends (Segment Maturity Date). We determine the Segment Value using a formula that does not directly reflect the actual performance of the applicable Index, but rather determines the value of a hypothetical portfolio of instruments (including derivatives and fixed assets) that provides the Segment Value at maturity.  On the date a Segment ends, the rate of return (which may be positive, negative, or zero) for each Segment is based on the Index performance and Crediting Method of the Indexed Account. A Cap (declared maximum rate of return when the Index return is positive) or Contingent Return (predetermined rate of return if Index return does not have a loss that exceeds the protection level) may limit the Segment rate of return, and You may earn less than the full amount of positive Index returns. See “Valuing Your Investment” and “Crediting Methods” for an explanation of how Your Contract Value and Segment Value is determined. You bear the risk of potential loss of principal and any related earnings including any earnings on prior Segments with respect to investments in the Indexed Accounts. Depending upon which Indexed Account You select, You will bear a greater or lesser risk and You may lose all or a portion of Your investment The extent of this loss will vary based on the protection option (Buffer or Trigger) and the level of protection you choose. With a Buffer, You only incur the portion of the Index loss that exceeds the Buffer percentage. With a Trigger, You incur the full loss if the Index return is negative and exceeds the Triger percentage. On the Segment Maturity Date, protection options can have a maximum loss of 75% to 100% (if the Index loses 100% of its value during the term); however, there is one Indexed Account with -100% Buffer protection which can prevent a loss when the Segment ends. See “Investment Options” for a list of Indexed Accounts and the maximum loss as of the Segment Maturity Date. Surrender Charges, Market Value Adjustments and any fees can increase the loss. See “Risk Factors”, and “Contract Fees, Charges, and Value Adjustments” for more information.
Transfers, including any automatic transfers for the optional automated transfer program, only occur on contract anniversaries. You can provide instructions to transfer the Segment Value as of the Segment Maturity Date to any available Indexed Account (or to the Interim Account if available). If no transfer instructions are received and You have not elected automatic rebalancing, the Segment Value will renew into a new Segment for the same Indexed Account. We can change the Cap, Contingent Return, Upside Participation Rate, Annualized Income Rate, and Annual Fee for new Segments. We can also change the available Indexed Accounts (at no time will We offer less than 10 Indexed Accounts)

RiverSource Structured Solutions 2 annuity — Prospectus 1

and substitute an Index at any time. See “Transfers” and “Investment Options – Discontinuation and Substitution of Indexes and Indexed Accounts” for more information.
You are permitted to take partial and full surrenders at any time before the date on which annuity payments begin (Annuitization Start Date). Surrenders may be subject to Surrender Charges, income taxes, market value adjustments and may have other tax consequences. A Market Value Adjustment (MVA) may result in both upward and downward adjustments in surrenders and amounts applied to an annuity payment plan. A positive MVA can increase the death benefit (but an MVA will not decrease the death benefit). See “Market Value Adjustments” for more information. Before the Segment Maturity Date, the amounts available for full or partial surrenders (including required distribution amounts and the total free amount), death benefit payments, or annuitization payments are subject to the Segment Value calculation, which could significantly reduce the amount available for these actions. This also means the Segment Value could be less if any of these actions happen during a Segment rather than if You held the Segment until the Maturity Date and the full protection is reflected. In addition, the Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is surrendered or deducted (i.e., the Investment Base is reduced by more or less than the dollar amount surrendered/deducted depending on whether the Segment Value is less than or greater than the Investment Base). Adjustments to the Investment Base will lower the Segment Value going forward. You should carefully consider whether You should purchase this Contract if You intend to take partial surrenders before a Segment Maturity Date or prior to the end of the applicable Surrender Charge and MVA period. See "Segment Value after the Segment start date and before the Segment Maturity Date" for more information.
A discussion of risk factors associated with the contract begins on page __ of the prospectus.
The Contract also includes elective lock and automatic lock features. If You decide to exercise the elective or automatic lock during a Segment, the value of the Segment (which otherwise fluctuates daily) will not change for the remainder of the Segment. However, any partial surrender from that Segment will reduce the Segment Value by the dollar amount that is withdrawn. The Segment will end on the next Contract Anniversary, which may be earlier than the original Segment Maturity Date. Your locked-in value will be reduced by the dollar amount of any surrender You take from the Segment, including any applicable Surrender Charges, Market Value Adjustments, and taxes. You should fully understand the operation and impact of the elective and automatic lock, as described in this prospectus. See “Segment Value Lock” for more information. See “Valuing Your Investment” for an explanation of how Your Contract Value and Segment Value is determined.
This Contract is not for You if You are looking for a short-term investment or if You plan to take surrenders (in excess of Total Free Amount which is an amount You can take without incuring a Surrender Charge) before the end of the Surrender Charge period. Investment in the Contract involves investment risks, including possible loss of principal and previous earnings on prior and current Segments. In addition to a Surrender Charge, a Market Value Adjustment will apply to all surrenders from Indexed Accounts (except Income Choice monthly income) during the MVA period, including the Total Free Amount.
The Contract does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, for a Contract purchased as a Qualified Contract, such as an Individual Retirement Annuity (“IRA”). Amounts withdrawn from the Contract prior to age 59 1/2 may also be subject a 10% IRS penalty. Investors should consult with their tax advisor for more information.
You may cancel the Contract within a certain number of days (varies by state but not less than 10 days) after you receive it. If you cancel your Contract during this period, We will issue a refund and you will not be subject to a Surrender Charge or Market Value Adjustment. Your state’s law will determine the amount you will receive and the length of time to request the refund. See “Right to Examine and Cancel” for more information.
All guarantees under the Contract are obligations of RiverSource Life and are subject to the creditworthiness and claims-paying ability of RiverSource Life.
The principal underwriter of the Contract is RiverSource Distributors, Inc. The offering of the Contract is intended to be continuous.
Index-linked annuity contracts are complex insurance and investment vehicles. You should speak with a financial advisor about the Contract’s features, benefits, risks, and fees, and whether the Contract is appropriate for You based upon Your financial situation and objectives.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. An investment in this Contract is not a deposit of a bank or financial institution and is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. An investment in this Contract involves investment risk including the possible loss of principal. See “Risk Factors” for more information.

2 RiverSource Structured Solutions 2 annuity — Prospectus

RiverSource Structured Solutions 2 annuity — Prospectus 3

4 RiverSource Structured Solutions 2 annuity — Prospectus

Defined Terms
In this prospectus, the following capitalized terms have the indicated meanings:
Age. The number of whole years since birth, which is the same as the Age as of a person's latest birthday. If You were born on February 29, We will use February 28 in determining Your Age in years when February only has 28 Days.
Annual Fee. A declared fee applicable for each year of a Segment for certain Crediting Methods.
Annualized Income Rate. A declared annualized percentage that is used to determine the Monthly Income for the Income Choice crediting method.
Annuitant. The person or persons on whose life periodic Annuity Payments depend.
Annuitization Start Date. The date on which Annuity Payments begin. You will be notified prior to the scheduled Annuitization Start Date.
Annuity Payments. Periodic payments We make to You, or other named recipient(s), beginning on the Annuitization Start Date.
Buffer. A protection option for certain Crediting Methods. The Buffer percentage is the maximum decrease in the Index rate of return before the Segment will incur a loss. If the Index rate of return is more negative than the Buffer percentage, the negative Index rate of return will be reduced by the Buffer percentage. The Buffer percentage for each applicable Indexed Account will not change for the duration of the Contract.
Business Day. Any day, Monday through Friday, on which the New York Stock Exchange (“NYSE”) is open for regular trading. Our Business Day ends at 4 p.m. Eastern time unless the NYSE closes earlier. When the NYSE closes, the next Business Day starts. If the Securities and Exchange Commission determines the existence of emergency conditions on any day and, consequently, the NYSE does not open for regular trading, then that day is not a Business Day. We will process your transaction request (such as a transfer or surrender request) as of the Business Day We receive Your request.
Cap. For certain crediting methods, a declared maximum rate of return for a Segment when the Index rate of return is positive.
Code. The Internal Revenue Code of 1986, as amended.
Contingent Annuitant. If the Annuitant is not an Owner, the person who becomes the Annuitant if the Annuitant dies prior to the Annuitization Start Date.
Contingent Return. A declared rate of return for certain crediting methods. You will earn a predetermined rate of return if the Index rate of return is positive or is a loss that does not exceed the Buffer or Trigger percentage.
Contract Anniversary. The same Day and month as the Contract Date each year that the Contract remains in force.
Contract Date. The effective date of the Contract from which Contract Anniversaries and Contract years are determined.
Contract Value. The sum of the values in the Interim Account and the Indexed Account(s).
Crediting Method. A method used to determine the Segment rate of return.
Day. A calendar day, unless specified otherwise.
General Account. The account that holds all of RiverSource Life’s assets, other than assets in any separate account(s) it may maintain.
Good Order. We cannot process Your transaction request relating to the Contract until We have received the request in Good Order at our Service Center. “Good order” means the actual receipt of the transaction request in writing, along with all information, forms and supporting legal documentation necessary to affect the transaction. To be in “Good Order,” Your instructions must be sufficiently clear so that We do not need to exercise any discretion to follow such instructions. This information and documentation generally include Your completed request; the Contract number; the transaction amount (in dollars); the names of and allocations to and/or from the Indexed Accounts and the Interim Account (if applicable) affected by the requested transaction; Social Security Number or Taxpayer Identification Number; and any other information, forms or supporting documentation that We may require. For certain transactions, at Our option, We may require the signature of all Contract Owners for the request to be in Good Order. With respect to purchase requests, “Good Order” also generally includes receipt of sufficient payment by Us to affect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and We reserve the right to change or waive any Good Order requirements at any time.
Index. A published index used to determine the Segment rate of return or the reference rate for the Market Value Adjustment. For purposes of this Contract, an Exchange Traded Fund (ETF) is considered an index.
Index Value. The published closing value of a particular Index for any Business Day. When calculating the Index rate of return, if the Index provider did not publish an Index Value on a Day, We will use the Index Value on the next Business Day. When determining the MVA reference rate, if the MVA Index was not published on a Day, We will use the most recently published closing value prior to that Day. We will not use an Index Value from a non-Business Day, even if the Index provider publishes a value on that Day.
Indexed Account. An option available to which You allocate the purchase payment and Contract Value. Each Indexed Account includes an Index(es), Crediting Method, duration, and protection option with a protection percentage. The Crediting Method, duration and

RiverSource Structured Solutions 2 annuity — Prospectus 5

applicable protection option and percentage for each Indexed Account will not change for the duration of the Contract.
Interim Account. An option available to which You may allocate Contract Value after the MVA Period or after a spousal continuation, subject to the limits in the Transfer of Contract Value provision. Also, used to hold amounts for the optional automated transfer program and transfers of the Monthly Income amount if elected by You. Amounts applied to the Interim Account earn a declared rate of interest.
Investment Base. The Investment Base is used to calculate the Segment Value. Each Segment has its own Investment Base. When a Segment starts, the Investment Base is set equal to the portion of the purchase payment or Contract Value that is allocated to an Indexed Account. The Investment Base is adjusted proportionally for partial surrenders and any rider charges based on the percentage of Segment Value that is surrendered/deducted (i.e. the Investment Base is reduced by more or less than the dollar amount surrendered/deducted depending on whether the Segment Value is less than or greater than the Investment Base, which is generally dependent upon the performance of the Index in addition to other factors. See “Valuing Your Investment – Indexed Account(s) Value” for more information). The Investment Base is separate from Your Contract Value and Segment Value and cannot be withdrawn in a lump sum or annuitized and is not payable as a death benefit.
Market Value Adjustment (MVA): A positive or negative adjustment that applies to surrenders (including the total free amount and requirement minimum distributions) or amounts applied to an Annuity Payment Plan during the MVA Period. The MVA period is equal to the Surrender Charge period that You select. An MVA will not apply to surrenders from the Interim Account or Income Choice monthly income.
Monthly Anniversary. The same Day of each month following the Segment start date. If the Day does not exist in any month, We will consider the last calendar Day of that month as the Monthly Anniversary.
Monthly Income. The amount payable each month for a Segment with an Income Choice Crediting Method.
Nonqualified Contract. A contract used primarily for retirement purposes that is not intended to qualify as a Tax Qualified Contract.
Owner, You, Your. "Owner," "You" or "Your" refer to the Owner or Owners of this Contract. Any Contract provisions based on the Age of the Owner will be based on the Age of the oldest Owner. Any ownership change, including continuation of the contract by Your spouse under the Spouse’s Option to Continue Contract provision, redefines "Owner," "You" and "Your" as the new Owner.
Rate Lock Period. A period measured from the application date. If the contract is issued during this period, the initial Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees will be based on those in effect on the application date. The Rate Lock Period is 30 days plus the number of days until the next business day after the 30th day.
Segment. A Segment is created each time an amount is allocated to an Indexed Account. A Segment can only start on the Contract Date or on a Contract Anniversary.
Segment Lock Date. The Business Day the Segment is locked by either the elective or automatic lock feature.
Segment Maturity Date. The date a Segment ends. This is the Contract Anniversary date either (1) after the specified number of years following the Segment start date or (2) as changed by either an elective or automatic lock.
Segment Value. The amount of Your Contract Value that is allocated to a Segment. The value fluctuates daily.
Surrender Charge. A charge We may deduct, based on the Surrender Charge schedule You selected at the time of application, if You surrender all or part of Your Contract Value before the end of the Surrender Charge period. A Surrender Charge does not apply to the Total Free Amount.
Surrender Value. The amount You are entitled to receive if You make a full surrender from Your Contract. It is the Contract Value as of the Business Day we receive your request less any Surrender Charges less any rider charges plus any Market Value Adjustment.
Tax Qualified Contract. A contract that is intended to qualify as part of a tax-advantaged retirement plan such as individual retirement annuities, tax-sheltered annuities or other tax-advantaged retirement plans.
Total Free Amount. The total amount You may surrender in any contract year during the Surrender Charge period without incurring a Surrender Charge. A Market Value Adjustment will apply to the Total Free Amount during the Surrender Charge period.
Transfer Window. The 30-day period of time before a Contract Anniversary during which You may request a transfer of any Contract Value in the Interim Account and any Segments that mature on that Contract Anniversary to any available Indexed Accounts. After the MVA period or after a spousal continuation, You may also transfer to the Interim Account.
Trigger. A protection option for Contingent Return. The Trigger percentage is the maximum percentage decrease in the Index before the Segment will incur a loss. If the Index rate of return is more negative than the Trigger percentage, this option provides no protection, and the Segment will incur the full Index loss (unlike the Buffer protection that would reduce the loss). If the Index rate of return is negative and between zero and the Trigger percentage, the Segment will not have a loss. The Trigger percentage for each applicable Indexed Account will not change for the duration of Your Contract.

6 RiverSource Structured Solutions 2 annuity — Prospectus

Upside Participation Rate. A declared percentage that may adjust the rate of return for certain crediting methods.
We, Us, Our. Any reference to "We," "Us" or "Our" means RiverSource Life Insurance Company.
Written Request. A request in writing on a form acceptable to Us, signed by You and delivered to Us at Our service center. We may allow requests by other methods agreed to by Us.

RiverSource Structured Solutions 2 annuity — Prospectus 7

Summary
This summary provides a brief overview of the RiverSource Structured Solutions 2 annuity.
The RiverSource Structured Solutions 2 annuity is a single purchase payment deferred indexed-linked annuity contract issued by RiverSource Life. The Contract may not be currently available in all states and may vary in Your state.
Purpose: The purpose of the Contract is to allow You to accumulate money for retirement or similar long-term goals. Until You decide to annuitize the Contract, You can take surrenders and if You die We pay a death benefit to Your Beneficiary(s). After the Annuitization Start Date, We make payments based on the annuity payment option You select and Your Contract Value. All payments under the Contract are subject to the terms and conditions described in this prospectus.
This Contract is not for You if You are looking for a short-term investment or if You plan to take surrenders before the end of the Surrender Charge period. Investment in the Contract involves investment risks, including possible loss of principal and previous earnings on prior and current Segments. You should carefully consider whether You should purchase this Contract if You intend to take partial surrenders before a Segment Maturity Date, or prior to the end of the applicable Surrender Charge schedule and MVA period. See “Risk Factors”.
The following chart describes the key features of the Contract. Read this prospectus for more detailed information about the Contract.
The Contract	The RiverSource Structured Solutions 2 annuity is a single purchase payment deferred indexed-linked annuity contract with index-linked investment options.
Buying the Contract	Purchase Payment
Purchase payment limits are based on Your age on the application date. The minimum purchase payment is $10,000 and the maximum total purchase payment per Owner is
$3,000,000 for ages up to 75 and $1,000,000 for ages 76 to 90. The maximum total purchase payment per Owner includes payments to all deferred annuity contracts issued by
Us.

The purchase payment will be allocated based on Your initial elections as of the Contract
Date. We reserve the right to limit in Our sole discretion how the purchase payment can be allocated among the available Indexed Accounts. No such limitations are currently in place.

Issue Ages
You can buy a Contract if You are age 90 or younger on the date We issue the Contract.
Right to Examine and Cancel
You have the right to examine and cancel the Contract (without incurring a Surrender Charge or Market Value Adjustment) within a certain number of days, which can vary by state, but is never less than ten days after You receive it.

If this is an IRA contract, upon such cancellation We will refund the entire purchase payment which You have paid less any partial surrenders You have made. The purchase payment returned will not be reduced for any Surrender Charges, Market Value Adjustment, or fees;
and will not be based on the Segment Value calculation.

If this is not an IRA contract, upon such cancellation We will refund an amount equal to the sum of:
•the Contract Value as of the Business Day We receive the returned Contract (except in states that require a return of purchase payment); and
•any premium tax charges paid.

Note for states where we return Contract Value: Amounts allocated to an Indexed Account will have the value based on the Segment Value calculation to determine the Contract
Value. See “Segment Value after the Segment start date and before the Segment Maturity
Date” for more information. During the period of time You have to examine and cancel the
Contract, Segment Values may be negatively impacted under this calculation. You bear the risk that the amount refunded may be significantly less than the purchase payment You have made. See “Valuing Your Investment - Indexed Account(s) Value” for more information.

8 RiverSource Structured Solutions 2 annuity — Prospectus

If the amount refunded is based on the purchase payment, the amount returned will be the entire purchase payment (less any partial surrenders You have made) and will not be based on the Segment Value calculation.

If you cancel this Contract under this provision, We reserve the right not to accept another application for this Contract for a period of six months.
In certain states, if this Contract is intended to replace an existing Contract, Your right to examine this Contract is extended to 30 Days.
For a state-by-state description of material variations of this Contract, including the right to examine and cancel, see Appendix A: State Variations.
Investment Options
You may allocate Your purchase payment and Contract Value among the Indexed Accounts, each of which includes an Index(es), Crediting Method, protection option with a protection percentage, and duration. After the MVA period ends or after a spousal continuation, You can also allocate Contract Value to the Interim Account. In general, Caps, Contingent Returns, and Annualized Income Rates will be lower and Annual Fees will be higher if You choose an
Indexed Account with a higher protection amount (i.e. Buffer).

There are currently seven categories of Indexed Accounts:

Category	Durations	Protection Options	Number of Indexed Accounts
Standard	1 year	Buffers: -10%, -15%, -20%, -25% and -100%	10
	3 years	Buffers: -10%, -15% and -20%	12
	6 years	Buffers: -10%, -15% and -25%	12
Dual Directional	1 year	Buffer: -10%, -15% and -20%	6
	3 years	Buffer: -10%, -15% and -20% and -25%	8
	6 years	Buffer: -10%, -15% and -25%	6
Annual Lock	3 and 6 years	Buffer: -10%	2
Contingent Return	1, year	Buffers: -10%, -15% and -20% Triggers: - 30%	8
	2, and 3 years	Buffers: -10%, -15% and -20%	12
Income Choice	1 year	Buffer: -10%, -15%, -20% and -25%	8
Annual Fee	6 years	Buffer: -10%, -15% and -25%	9
Annual Fee Plus	1 year	Buffer: -10%	1
	3 years	Buffer: -15%	3
	6 years	Buffer: -10%, -15% and -25%	9

Indexed Accounts will use the following Indexes
•S&P 500® Index;
•Russell 2000® Index;
•MSCI EAFE Index;
•MSCI Emerging Markets Index;
•NASDAQ-100® Index; or
•iShares U.S. Real Estate ETF

RiverSource Structured Solutions 2 annuity — Prospectus 9

Many Indexed Accounts use one index to determine the Segment rate of return. However, there are several Indexed Accounts that calculate the Index rate of return for two indexes
(i.e. S&P 500 and Russell 2000) and use the lesser of those Index returns (i.e., the Index with the lowest return is used) to determine the Segment rate of return. For available
Indexed Accounts, see table in the “Investment Options – Indexed Accounts”. The Indices
used are price indices and do not reflect dividends paid on the underlying stocks. Each Index is described in more details under the section titled “Indexed Accounts – Additional
Information about the Indexes”.

Over the course of Your Contract, We may add, discontinue or substitute an Index or Indexed
Account either during the Segment or on the Segment Maturity Date. For details, see “Investment Options: Discontinuation and Substitution of Indexes and Indexed
Accounts.”

Initial Rates and Rate Lock
You will receive the initial Caps, Contingent Returns, Upside Participation Rates, Annualized
Income Rates and Annual Fees in effect on the application date if the Contract is issued within the Rate Lock Period. Your ability to lock in the rates in effect on the application date only applies to the initial rates. If Your contract is not issued within the Rate Lock Period,
Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual
Fees will be based on the rates in effect on the Contract Date. For recent rates available for new contracts, go to www.riversource.com/annuities/performance/

Renewal Rates
Renewal interest rates, Caps, Contingent Returns, Upside Participation Rates, Annualized
Income Rates and Annual Fees are set at Our discretion, subject to contractual minimums and maximums and are different than the initial rates available for new contracts. We will send You a written or electronic notice of these rates at least 14 days before each Contract
Anniversary. See “Investment Options - Indexed Accounts” for the contractual minimums and maximums.

Renewal interest rates apply to any Contract Value in the Interim Account. As applicable, renewal Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and
Annual Fees apply to any Contract Value in the Segments that start on that Contract
Anniversary. Renewal rates vary for in force contracts based on the Contract Date and the
Segment start date.

10 RiverSource Structured Solutions 2 annuity — Prospectus

Crediting Methods for the Indexed Accounts	Currently, the Contract offers Indexed Accounts with the following Crediting Methods.
•Point-to-Point with a Buffer;
•Annual Lock with a Buffer;
•Contingent Return Point-to-Point with a Buffer;
•Contingent Return Point-to-Point with a Trigger;
•Income Choice Point-to-Point with a Buffer;
•Dual Directional Point-to-Point with a Buffer;
We reserve the right to stop offering certain Crediting Methods at the time of Segment renewal. We will send You a written or electronic notice at least 14 days before each
Contract Anniversary of the available Indexed Accounts and applicable Crediting Methods if
You have Contract Value that can be transferred on that Contract Anniversary.

Each Crediting Method uses the following elements to calculate the Segment rate of return:
•The Index rate of return;
•The Upside Participation Rate (if applicable);
•The Cap (if applicable);
•The Contingent Return (if applicable);
•The Annual Fee (if applicable);
•The Annualized Income Rate (if applicable);
•The Buffer or Trigger.
Except for the Annual Lock with a Buffer crediting method, the Segment rate of return is based on a single point in time (i.e., the Segment rate of return is based on the difference between the Index Value on the Segment start date and the Segment Maturity date).

See “Crediting Methods” for more information.
Segment Value
The Segment value will fluctuate daily and may increase or decrease from the initial amount allocated to the Segment (i.e. your Investment Base). On each day before the Segment
Maturity Date, We determine the Segment Value using a formula that does not directly reflect the actual performance of the applicable Index, but rather determines the value of a hypothetical portfolio of instruments (including derivatives and fixed assets) that provides the Segment Value at maturity. The value of the hypothetical portfolio, referred to as the proxy value, changes daily and therefore your Segment Value changes daily. Your Investment
Base and the proxy value for the hypothetical portfolio are used to determine your Segment
Value.

You will not receive the full protection of the Buffer or Trigger prior to Segment maturity. It is possible that you would see no protection until Segment maturity and you may lose all or a portion of Your investment if you take a surrender before the Segment Maturity Date. It is also possible that you would see no protection from the Trigger at Segment Maturity if the
Index rate of return is negative and the loss exceeds the Trigger (i.e the Segment will incur the full Index loss). As a Segment moves closer to maturity, the Segment Value would generally reflect a larger portion of the Buffer protection. To the extent there is any protection from the Buffer or Trigger during a Segment, it is reflected in the proxy value.

On the Segment Maturity Date, the Segment Value is based on the Investment Base, the
Index return and the applicable Crediting Method including any applicable Cap, Contingent
Return, Upside Participation Rate, Annualized Income Rate, Annual Fee, and Buffer or
Trigger. Caps, Contingent Returns, and Annual Fees, if applicable, may limit any positive return for a Segment.

See “Valuing Your Investment - Indexed Account(s) Value” for more information.

RiverSource Structured Solutions 2 annuity — Prospectus 11

Segment Value Lock	You may request an elective lock of the Segment Value at any time during the Segment by notifying Us.
If You decide to exercise the elective lock, Your Segment Value (which otherwise fluctuates daily) is “locked in” as of close business on the Segment Lock Date and will not change for the remainder of the Segment. However, if You later take a partial surrender, Your locked-in value will be reduced by the dollar amount of any surrender You take from the Segment, including any applicable Surrender Charges, Market Value Adjustments, and taxes.

For Segments that allow an automatic lock, at any time during a Segment You may set an
Automatic Lock Target to automatically lock the Segment value. The Segment Lock Date is the first Business Day that (1) is on or after the Day You set an Automatic Lock Target and
(2) the Segment return to date equals or exceeds the Automatic Lock Target. Before the
Segment Lock Date, You can change the Automatic Lock Target or cancel Your request and remove the Automatic Lock Target. See “Indexed Account(s) Value - Segment Value Lock” for
more information.

Only one Segment value lock (either elective or automatic) is allowed during a Segment. After a Segment has been locked in, no other elective or automatic locks are available for that Segment.
Transfers
You may request a transfer once each Contract Year during a 30-day period ending on the
Contract Anniversary (the “Transfer Window”). During the MVA period, You may transfer any
Contract Value in any Segments that will mature on the next Contract Anniversary to any available Indexed Accounts. If you are using the optional automated transfer program, the
Contract Value that can be transferred will be reduced for any amounts that are transferred automatically to the Interim Account. After the MVA period or after a spousal continuation, you may also request a transfer to or from the Interim Account. You may not request a transfer from any Segments that will not mature on the next Contract Anniversary. Keep in mind that We will notify You of renewal interest rates, Caps, Contingent Returns, Upside
Participation Rates, Annualized Income Rates and Annual Fees at least 14 days before Your
Contract Anniversary. You may want to wait until You receive this information before requesting a transfer.

We currently offer an optional automated transfer program. While You are enrolled in this program, before We process any other transfer instructions or automatic rebalancing on the
Contract Anniversary, We will transfer the amount You request to the Interim Account according to any procedures that are then currently in effect.
You may cancel this program at any time. If you cancel this program, any Contract Value in the Interim Account will remain in that account until the next Contract Anniversary.
See “Optional Automated Transfer Program" for additional information.

Transfers will be effective as of the Contract Anniversary. If the last Day of the Transfer
Window is not a Business Day, We must receive Your completed transfer instructions by the prior Business Day. You may request a transfer by Written Request or other method agreed to by Us.

See “Transfers” for more information.

12 RiverSource Structured Solutions 2 annuity — Prospectus

Surrenders
You may surrender all or part of Your Contract Value at any time before the Annuitization
Start Date. You also may establish automated partial surrenders. All surrenders, including those taken on a Segment Maturity Date, may be subject to Surrender Charges (if in excess of the Total Free Amount), a Market Value Adjustment (during the MVA period) and income taxes (including an IRS penalty that may apply to surrenders made prior to You reaching age 59 ½) and may have other tax consequences.

Unless You tell Us otherwise, partial surrenders will be deducted from the Interim Account first. Any remaining amount will be deducted pro rata from all Indexed Accounts. You may specify the partial surrender is to be deducted from a specific Indexed Account(s). If an
Indexed Account has multiple open Segments, the specified surrender will be deducted pro rata from all open Segments for that Indexed Account.

Each partial surrender must be at least $250. Your Contract Value after the partial surrender must be at least $500.
For a partial surrender request, We will determine the amount of Contract Value that needs to be surrendered, which after any Surrender Charge and any Market Value Adjustment, will equal the amount You request.

Except on the Segment Maturity Date, the value of any Segment will be based on the Segment Value calculation (including the Investment Base and the proxy value).
If You take a partial surrender from a Segment, the Segment Value is reduced by the dollar amount of the surrender, including any applicable Surrender Charges, any Market Value
Adjustment and any applicable taxes. The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn, including surrenders taken on the Segment Maturity Date. This means that if the Segment Value is higher than the Investment Base at the time of a partial surrender, then the Investment
Base is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the Segment Value is lower than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Whether the Segment Value will be higher or lower than the Investment Base is generally dependent upon the performance of the Index in addition to other factors used in the Segment Value calculation. See “Valuing Your Investment – Indexed Account(s) Value” for
more information.

This mechanism allows the new Segment Value to reflect the current proxy value at all times during a Segment before the Segment Maturity Date. As an analogy, when a shareholder of a security sells shares of the security to obtain a given dollar amount of proceeds, the number of shares still owned by the shareholder following the sale will be more or less depending on how low or high the share price was at the time of sale.

See “Surrenders” and “Surrender Charges” for additional information about how surrenders affect Your Investment Base and Segment Values. See Appendix D for examples of the Investment Base adjustment.
Also, all partial surrenders (including Income Choice monthly income) will proportionally reduce any guaranteed death benefit based on the percentage of Contract Value that is withdrawn.
Surrender Charges
Surrenders may be subject to a Surrender Charge, a Market Value Adjustment and income taxes (including a 10% IRS penalty that may apply if surrender is made prior to You reaching age 59½) and may have other tax consequences. The amount of the Surrender Charge, if any, will depend on the Contract Year during which the surrender is taken and the portion of the Purchase Payment being surrendered. At the time of a partial surrender, if the Contract has a loss (i.e. Contract Value is less than the purchase payment not previously surrendered), the Surrender Charge will be greater, and therefore the amount of Contract
Value that needs to be surrendered is greater, than if the Contract has a gain.

The schedules below set forth the Surrender Charges under the Contract.
You select either a 6-year or 3-year Surrender Charge schedule at the time of application.
If You elect the 3-year Surrender Charge schedule, you cannot elect any Indexed Accounts that have a 6-year duration.

RiverSource Structured Solutions 2 annuity — Prospectus 13

Six-year schedule		Three-year schedule
Contract Year*	Surrender Charge percentage applied to the purchase payment surrendered	Contract Year*	Surrender Charge percentage applied to the purchase payment surrendered
1	9%	1	9%
2	8	2	8
3	8	3	8
4	7	4 +	0
5	6
6	5
7 +	0
*
According to Our current administrative practice, for the purpose of Surrender Charge calculation, We consider that the year is completed one day prior to the Contract Anniversary.
Market Value Adjustment
A Market Value Adjustment (MVA) is a positive or negative adjustment that applies to surrenders (including the total free amount and required minimum distributions) or amounts applied to an Annuity Payment Plan during the MVA Period, including any surrenders taken on
Segment Maturity Dates during the MVA period. The MVA period is equal to the Surrender
Charge period that You select. An MVA will not apply to surrenders from the Interim Account or Income Choice monthly income. The MVA will either increase or decrease the surrender amount or the amount applied to Annuity Payments. See “Market Value Adjustments”.

The MVA amount for each Segment is based on (1) the change in an external index since the contract was issued and (2) the proxy value of the hypothetical fixed assets for that
Segment, as determined by the Segment Value calculation. The total MVA for the contract is the sum of the MVA amounts for each Segment.

An MVA may increase the death benefit but will not decrease it. If the MVA is positive, it will increase the full surrender value which is one of the components of the death benefit. See the following "Death Benefit" provision for more information.

14 RiverSource Structured Solutions 2 annuity — Prospectus

Death Benefit
If You die before the Annuitization Start Date, We will pay the death benefit to Your beneficiary. We offer a Standard Death Benefit at no additional charge and optional death benefits that you may elect for an additional charge.

Standard Death Benefit. If You are age 80 or younger on the application date or the date of the most recent covered life change, the beneficiary receives the greatest of the following:
•The Contract Value, after any rider charges have been deducted; or
•The full surrender value; or
•The Return of Purchase Payment (ROPP) Value (See “Death Benefits - Standard Death Benefit”)
If You are age 81 or older on the application date or the date of the most recent covered life change, the beneficiary receives the greater of the following:
•The Contract Value, after any rider charges have been deducted; or
•The full surrender value
Optional Death Benefits. We offer two optional death benefits for an additional charge. Optional death benefits can only be elected at the time that the contract is purchased.
ROPP Death Benefit. If You are age 81 or older on the application date and elect the optional ROPP death benefit, the beneficiary receives the greatest of the following amounts:
•The Contract Value, after any rider charges have been deducted;
•The full surrender value; or
•The Return of Purchase Payment (ROPP) value. See “Optional Death Benefits – Return of Purchase Payment (ROPP) Death Benefit”
MAV Death Benefit. If You are age 80 or younger on the application date and elect the optional MAV death benefit, the beneficiary receives the greater of the following:
•The Contract Value, after any rider charges have been deducted;
•The full surrender value: or
•The MAV. See “Optional Death Benefits – Maximum Anniversary Value (MAV) Death Benefit”.
Death Benefit Charges
If You elect the optional ROPP Death Benefit at the time of purchase, You will be subject to an additional fee. The current annual fee is 0.60% of the ROPP Value on each Contract
Anniversary. The annual fee is subject to the maximum fee of 0.95%.

If You elect the optional MAV Death Benefit at the time of purchase, you will be subject to an additional fee. The current annual fee is 0.30%. Prior to Your 91st birthday the charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the greater of the MAV or the Contract Value. On or after Your 91st birthday the charge is calculated on
Your Contract Anniversary by multiplying the annual rider fee by the MAV. The annual fee is subject to the maximum fee of 0.40%.

Each contract anniversary, the rider charge is deducted proportionally from all Segments and the interim account. The Investment Base for each Segment will also be reduced proportionally. For Segments that mature on that contract anniversary, the rider charge will reduce the amount that is available to renew into a new Segment.

You may request to terminate an optional death benefit only if We increase the annual rider fee. See Optional Death Benefit Charges provision for more information
Annuitizing Your Contract
You can apply Your Contract Value to any Annuity Payment plan on the Annuitization Start
Date. You may choose from a variety of plans that can help meet Your retirement or other income needs. The payment schedule must meet IRS requirements. All Annuity Payments are made on a fixed basis. See “Annuity Payment Period – Annuity Payment Plans” for
additional information.

RiverSource Structured Solutions 2 annuity — Prospectus 15

Termination of the Contract	The Contract will be terminated under the following conditions:
•Payment of the death benefit will terminate the Contract.
•Reduction of the Contract Value to zero will terminate the Contract.
•Your Written Request for a full surrender will terminate the Contract.

16 RiverSource Structured Solutions 2 annuity — Prospectus

Risk Factors
The Contract involves certain risks that You should understand prior to purchasing the Contract. You should carefully consider Your income needs and risk tolerance to determine whether the Contract or a particular Indexed Account is appropriate for You. The level of risk You bear and Your potential investment performance will differ depending upon many factors, including but not limited to the way in which You allocate Your purchase payment and Contract Value over the course of the Contract and any decisions You make to take surrenders or request an elective or automatic lock.
Liquidity
The Contract is intended to be a long-term investment that You may use to help save for retirement. The Contract is not designed to be a short-term investment.
Surrenders (including Income Choice monthly income) may be subject to Surrender Charges, a Market Value Adjustment and income taxes (including an IRS penalty that may apply if You take a surrender prior to reaching age 59½). Any partial surrenders will reduce amounts available for future surrenders. For Income Choice Segments, any surrenders (including required minimum distributions) other than the monthly income will reduce the Investment Base, and therefore will reduce any remaining monthly income for the contract year.
Your ability to react to changing market conditions is limited because You may only request a transfer of eligible Contract Value (i.e., amounts in the Interim Account and any Segments that mature on the next Contract Anniversary) once each Contract Year during the Transfer Window.
We reserve the right to limit how the Contract Value can be allocated among the Interim Account and available Indexed Accounts on a non-discriminatory basis with notification. After the MVA period, We also reserve the right to prohibit or limit transfers to the Interim Account.
We may defer payments made under this Contract for up to six months if necessary and equitable to all contract owners and the insurance regulatory authority of the state in which We issued the Contract approves such deferral.
Risk of Loss in Indexed Accounts – Index Performance
There is a risk of loss of principal and any related earnings since the performance of each Segment is linked to a market index(es) or ETF even though You are not invested directly in the Index(es). If the Index rate of return is negative, the amount of your loss depends on the protection option:
•
Buffer: You are responsible for all losses in excess of the Buffer. If the loss does not exceed the Buffer (i.e. the Index rate of return is between zero and the Buffer), You will not have a loss. For example, if the Index rate of return = -30% and the Buffer = -25%, your loss will be -5%.
•
Trigger: You are responsible for the full loss if the Index rate of return is negative and the loss exceeds the Trigger. If the loss does not exceed the Trigger (i.e. the Index rate of return is between zero and the Trigger), You will not have a loss. For example, if the Index rate of return = -35% and the Trigger = -30%, your loss will be -35%.
There is a risk the Segment rate of return could be negative and result in significant losses even after the application of a Buffer or Trigger.
On the Segment Maturity Date, the -100% buffer option will not have a loss; however, other protection options can have a maximum loss of 75% to 100% (if the Index loses 100% of its value during the term). The maximum loss for each protection option is shown in the table below:
Protection Option	Maximum Loss *
-10% Buffer	90%
-15% Buffer	85%
-20% Buffer	80%
-25% Buffer	75%
-100% Buffer	0%
-30% Trigger	100%
*
If the index loses 100% of its value during the term.
On the Segment Maturity Date, for Segments that do not have an annual fee, You will only incur a downside loss if the index rate of return is a loss that exceeds the Buffer or Trigger.
Except for Segments with the Annual Lock with a Buffer Crediting Method, the Segment rate of return is based on a single point in time. It is not affected by the Index Value on any date between the Segment start date and Segment Maturity Date. The Segment rate of return may be negative even if the Index had positive returns for Segments with an Annual Fee.

RiverSource Structured Solutions 2 annuity — Prospectus 17

For Segments with a duration longer than one year (except for Annual Lock with Buffer Crediting Method), the applicable Buffer or Trigger are for the duration of the Segment and are not applied on an annual basis. Each consecutive Segment will be subject to another Buffer or Trigger, so there is a risk that sustained declines in the relevant Index will have cumulative losses over time if You renew into consecutive Segments. Losses in any one term and cumulative losses over multiple terms can be significantly more than the stated Buffer or Trigger.
For Segments with the Annual Lock with a Buffer Crediting Method, the annual lock return is determined each year and therefore losses can accumulate over the duration of the Segment when the cumulative annual lock return is applied to the Segment.
For Segments that have an Annual fee, the deduction of the fee may result in a negative Segment return even if the Index has positive performance. On the Segment Maturity Date, You will also incur a loss if the Index rate of return is negative since the Buffer is applied before the fee is deducted. The maximum loss for Segments that have an annual fee is 95% (if the index loses 100%, You chose the -10% Buffer, and the Segment has the maximum annual fee of 5%).
Risk with Currently Available Indexes
Equity markets are subject to the risk that the value of the securities may fall due to general market and economic conditions. The Index You select may underperform or outperform other Indexes that focus on different market sectors or have different capitalization.
Currently offered Indexed Accounts use one or two of the following Indexes:
•
S&P 500® Index. The S&P 500 index measures the performance of the large-cap segment of the U.S. equity market.
•
Russell 2000® Index. The Russell 2000 Index measures the performance of the small-cap segment of the U.S. equity universe.
•
Nasdaq-100® Index. The Nasdaq-100 Index includes 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market based on market capitalization.
•
MSCI EAFE Index. The MSCI Europe, Australasia, Far East (EAFE) Index is a capitalization-weighted index that tracks the performance of common stocks in 21 developed market countries within Europe, Australasia and the Far East.
•
MSCI Emerging Markets Index. The MSCI Emerging Markets Index captures large- and mid-cap representation across 26 Emerging Markets (EM) countries.
•
iShares U.S. Real Estate ETF. The iShares U.S. Real Estate ETF seeks to track the investment results of an index composed of U.S. equities in the real estate sector. The Fund seeks to track the investment results of the Dow Jones U.S. Real Estate Capped Index (the “Underlying Index”), which measures the performance of the real estate sector of the U.S. equity market, as defined by S&P Dow Jones Indices LLC (the “Index Provider” or “SPDJI”). The Underlying Index may include large-, mid- or small capitalization companies.
Index performance is based on the performance of underlying equity securities that may include large-, mid- or small capitalization companies from various market sectors. The following summarizes important investment risks applicable to all or the specific Indexes as noted:
•
Securities of a certain sector of the market may not perform as well as those in others or the market as a whole.
•
The securities comprising the Indexes are subject to investment risks driven by market volatility and other economic conditions; as such, the performance of the Indexes may fluctuate, sometimes rapidly, either positively or negatively. Past performance does not guarantee future results.
•
In general, large-capitalization companies may be unable to respond quickly to new competitive challenges and may not be able to attain the high growth rate of successful smaller companies. (S&P 500, Nasdaq-100, MSCI EAFE and MSCI Emerging Markets indexes and iShares U.S. Real Estate ETF).
•
Generally, the securities of small- and mid-capitalization companies may be more volatile and may involve more risk than the securities of larger companies. Investments in small - and mid-cap companies involve risks, including volatility, that are greater than investments in larger, more established companies. Small– and mid-capitalization companies are more likely to fail than larger companies (Russell 2000, MSCI EAFE, MSCI Emerging Markets indexes and iShares U.S. Real Estate ETF).
•
Securities issued by non-U.S. companies are subject to risks, including political, economic, market, social and others within a particular country, as well as to currency exchange rate risks and currency instabilities and less stringent financial, regulatory, auditing, and accounting standards generally applicable to U.S. issuers (MSCI EAFE and MSCI Emerging Markets indexes).
•
Emerging markets can be riskier than investing in well-established foreign markets. Indexes with exposure to emerging markets also include the following risks: potential for less reliable or outdated Index data due to differences in financial, regulatory, auditing and accounting standards; limitations on the ability to oversee the Index

18 RiverSource Structured Solutions 2 annuity — Prospectus

provider’s due diligence process over Index data; and the rights and remedies associated with investments that track an Index comprised of foreign securities may differ from investments that track an Index of U.S. securities (MSCI Emerging Markets Index).
•
There are risks associated with the US real estate sector. The iShares U.S. Real Estate ETF is subject to risks similar to those of direct investments in real estate and the real estate industry in general, including risks related to general and local economic conditions, a possible lack of availability of financing, valuation complexities, competition, periodic overbuilding, and changes in interest rates or property values. As such, performance may be more volatile than the performance of an investment in a more diverse range of market sectors. It is possible that the iShares U.S. Real Estate ETF may not fully replicate or may, in certain circumstances, diverge significantly from the performance of the underlying index. Your Segment return is linked to the performance of the iShares U.S. Real Estate ETF and not the underlying index (Dow Jones U.S. Real Estate Capped Index).
For more information on the Indexes, see “Investment Options - Additional Information About the Indexes." For Index disclosures, see Appendix H.
Risk of Loss – Segment Value Prior to Maturity
Segment Values prior to maturity will fluctuate daily and may be lower than what was originally allocated to an Indexed Account, even when the Index has positive returns. Other than the Segment start date and the Segment Maturity Date, We determine the Segment Value daily using a formula that does not directly reflect the actual performance of the applicable Index, but rather determines the value of a hypothetical portfolio of instruments that provides the Segment Value at maturity. The result of this calculation is the Segment Value and therefore the amount available for surrender, death benefit, elective or automatic lock, or annuitization. This amount could be less than if You had held the Segment until the Segment Maturity Date. There is a risk of substantial loss with all but one Indexed Account and the extent of this loss will vary based on the protection option and the level of protection you choose. Also, the loss could be greater due to Surrender Charges, any Market Value Adjustment, and any fees that may apply. If You allocate to the S&P 500 1-year with -100% Buffer Indexed Account and hold the Segment until the Maturity Date, You will not have a loss. However, the Segment Value calculation will apply and therefore the Segment Value could have a loss before the Segment Maturity Date.
You will not receive the full protection of the Buffer or Trigger prior to Segment maturity because the hypothetical portfolio is constructed to provide the full protection only at Segment maturity, and not earlier.  It is possible that you would see no protection from the Buffer until Segment Maturity and you may lose all or a portion of Your investment if you take a surrender before the Segment Maturity Date. It is also possible that you would see no protection from the Trigger during a Segment and at Segment Maturity. As a Segment moves closer to maturity, the Segment Value would generally reflect a larger portion of the Buffer protection.  On the Segment Maturity Date, the Segment Value will reflect the full Buffer or Trigger protection.
See “Valuing Your Investment - Indexed Account(s) Value” for more information.
Our Financial Strength and Claims-Paying Ability
The assets held in in Our General Account support not only the guarantees under Your Contract, but also guarantees associated with other annuity and insurance products we issue. No other company or affiliate has any legal responsibility for the guarantees under Your Contract. Our General Account is not insulated or segregated from the claims of Our creditors. As such the guarantees under the Contract are subject to Our financial strength and claims-paying ability. The assets held in Our unregistered Separate Account are also subject to the claims of Our creditors.
See “Other Information: General Account” and “Other Information: Separate Account” for more information.
Caps, Contingent Returns, Annual Fees and Limits to Positive Returns
Caps and Contingent Returns may limit the positive return for a Segment and could cause the return to be lower than if You had invested directly in a different investment based on the applicable Index. Annual Fees will lower the positive returns.
Except for Segments with the Annual Lock with a Buffer Crediting Method, the Segment rate of return is based on a single point in time. It is not affected by the Index Value on any date between the Segment start date and Maturity Date. The Segment rate of return may be lower if the Index decreases on or near the Segment Maturity Date.
For Segments with the Annual Lock with a Buffer crediting method, the Segment rate of return is not affected by Index values between anniversaries. The Segment rate of return may be lower if the Index decreases on or near each contract anniversary.

RiverSource Structured Solutions 2 annuity — Prospectus 19

We May Discontinue or Substitute an Index
We reserve the right to discontinue or substitute an Index at any time if an Index is discontinued, We no longer have the right to use the Index, there is a substantial change in the calculation of an Index, hedging instruments become difficult to acquire or the cost of hedging becomes excessive.
If We substitute an alternative Index, then the Segment value may change to reflect the new Index. We will notify You before the substitution. See "Discontinuation and Substitution of Indexes and Indexed Accounts" provision for how the Index return will be calculated when an Index is substituted. If no reasonable alternative is available for substitution of such Index, then the daily Segment Value calculation will no longer occur and the Segment value will not change until the next Contract Anniversary (unless a surrender is taken from that Segment) when the Segment will end. We will notify You before the discontinuation. The Crediting Method will not change during a Segment. You must transfer the Segment value to any available Indexed Accounts or the Interim Account (if available) during the next transfer window.
For additional information about Indexes, see “Investment Options - Additional Information about the Indexes”
We May Discontinue an Indexed Account at Maturity
We reserve the right to discontinue an Indexed Account at time of renewal at Our discretion, so there is no guarantee that any Indexed Account or Crediting Method will be available during the entire time that You own Your Contract.  If the Indexed Account is no longer available, the Contract Value in that Segment will need to be transferred to a different Indexed Account or the Interim Account (if available). We will offer at least 10 Indexed Accounts at all times.
Level of Interest Rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees
Interest rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees are set at Our discretion, subject to contractual minimums and maximums.
You risk the possibility that renewal rates may not be as favorable as Your current rates. Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and any Annual Fees associated with a Crediting Method are guaranteed through the Segment Maturity Date; however, they may vary each time a new Segment starts. Interest rates are guaranteed for one year and may change on each Contract Anniversary.
The rate You receive at issue may be higher or lower if the Contract is not issued within the Rate Lock Period. Indexed Accounts will each receive the applicable Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees in effect on the application date if the Contract is issued within the Rate Lock Period. If Your contract is not issued within the Rate Lock Period, the rates will be based on the Contract Date. You bear the risk that the Caps, Contingent Returns, Upside Participation Rates and Annualized Income Rates may decrease, and Annual Fees may increase prior to the Contract being issued. The rate lock only applies to the Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees at issue.
For Segments with a duration longer than one year (except for Annual Lock with Buffer Crediting Method), the declared Cap or Contingent Return are for the duration of the Segment and are not applied on an annual basis. The Cap or Contingent Return would be lower if they were applied on an annual basis.
Impact of Partial Surrenders – Prior to Maturity
If You take a partial surrender before the Segment Maturity Date, the Investment Base will be reduced proportionally based on the percentage of Segment Value that is withdrawn. In particular, if the Segment Value is lower than the Investment Base at the time of a partial surrender, which would generally be dependent upon the performance of the Index in addition to other factors (See “Valuing Your Investment – Indexed Account(s) Value” for more information), then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Reductions to the Investment Base will negatively impact the Segment Value for the remainder of the Segment duration and will result in a lower Segment Value on the Segment Maturity Date. On the Segment Maturity Date, the Segment Value is calculated first and then any partial surrenders will reduce the Investment Base for new Segments by the dollar amount withdrawn.
See Appendix D for examples of the Investment Base adjustment.
Surrenders will be taken as of the end of the Business Day on which We receive Your request. Your Segment Value will not be known at the time You submit Your request. Surrenders before the Segment Maturity Date will reduce the amount available for future surrenders. Any applicable Surrender Charge and Market Value Adjustment can also result in a loss of principal and any related earnings.
If You take a partial surrender, any guaranteed death benefit will be reduced proportionally based on the percentage of Contract Value that is withdrawn. This proportionate reduction may be larger than the dollar amount of the partial surrender.

20 RiverSource Structured Solutions 2 annuity — Prospectus

Locking the Segment Value
If You exercise the elective lock feature or a Segment is automatically locked after setting up an automatic lock target, Your Segment Value (which otherwise fluctuates daily) will not change for the remainder of the Segment duration unless a surrender is taken from the Segment. Surrenders after an elective or automatic lock are subject to Surrender Charges and Market Value Adjustment, if applicable.
Risks associated with the elective and automatic lock features:
•
The Segment Value that is locked in is determined by Us as outlined in the Segment Value section;
•
While locking a Segment will prevent You from experiencing any future negative performance, You will no longer benefit from any potential future positive performance for the remainder of the contract year;
•
You will not avoid any negative performance that has occurred during the Segment prior to locking a Segment and the Buffer or Trigger will not be applied on the Segment Maturity Date;
•
The elective lock will be applied as of the end of the Business Day on which We receive Your elective lock request. Your locked in Segment Value will not be known at the time You submit Your request;
•
If You set an automatic lock target that equals or exceeds the segment return to date, the automatic lock could happen at the close of business on the same day;
•
For most Segments, if You set an automatic lock target that is close to or exceeds the applicable Cap or Contingent Return, it is unlikely the Segment will lock before the Segment Maturity Date. However, for Dual Directional Segments, a Segment return higher than the Cap is possible when the Index return is negative and the Buffer level is greater than the Cap. Except for certain Dual Directional Segments, it is recommended You set an Automatic Lock Target that is lower than the applicable Cap or Contingent Return.
•
If an automatic lock happens shortly before a Contract anniversary, the Segment will mature on that anniversary and You will have limited time to provide new allocation instructions. If no instructions are received, it will renew into a new Segment of the same Indexed Account; and
•
If an automatic lock happens shortly after a contract anniversary, the locked value will not change for up to a year. You will not be able to reallocate the money or benefit from any potential future positive performance for the remainder of the contract year.
See “Segment Value Lock” for more information.
Cyber Security
Increasingly, businesses are dependent on the continuity, security, and effective operation of various technology systems. The nature of our business depends on the continued effective operation of our systems and those of our business partners.
This dependence makes Us susceptible to operational and information security risks from cyber-attacks. These risks may include the following:
•
the corruption or destruction of data;
•
theft, misuse or dissemination of data to the public, including Your information We hold; and
•
denial of service attacks on our website or other forms of attacks on our systems and the software and hardware We use to run them.
These attacks and their consequences can negatively impact Your Contract, Your privacy, Your ability to conduct transactions under Your Contract, or Your ability to receive timely service from Us.
Cyber security risks also apply to the operation of the Indexes and the calculation of the value of the underlying investments that comprise the Indexes. Such breaches in cyber security could affect the calculation of values under Your Contract.
Other Important Information You Should Know
No Ownership Rights
You have no ownership rights in the underlying stocks comprising the Indexes. Purchasing the Contract is not equivalent to investing in the underlying ETF or stocks comprising the indexes or index the ETF tracks. As the Owner of the Contract, You will not have any ownership interest or rights in the underlying stocks comprising the Indexes, such as voting rights, dividend payments, or other distributions. The Index does not reflect dividends paid on the ETF or stocks comprising the Index, and, therefore, the calculation of the performance of the Index under the Contract does not reflect the full investment performance of the underlying securities.

RiverSource Structured Solutions 2 annuity — Prospectus 21

Possible Tax Law Changes
There always is the possibility that the tax treatment of the Contract could change by legislation or otherwise. We have the right to modify the Contract in response to legislative changes that could diminish the favorable tax treatment that Owners receive. You should consult a tax adviser with respect to legislative developments and their effect on the Contract.
The Annuity Contract
This Contract is an agreement between RiverSource Life and You, the Owner. The purpose of the Contract is to allow You to accumulate money for retirement or a similar long-term goal. Before the Annuitization Start Date, a death benefit may also become payable upon Your death. Under the Contract We promise to pay an income in the form of annuity payments, beginning on the Annuitization Start Date. All payments under the Contract are subject to the terms and conditions described in this prospectus.
The Contract is available as a non-qualified contract, which will provide You with certain tax deferral features under the Code.
The Contract is also available as a qualified contract to fund one of the following tax-deferred retirement plans (subject to applicable federal law and any rules of the plan itself):
•
Individual Retirement Annuities (IRAs) including inherited IRAs under Section 408(b) of the Code
•
Roth IRAs including inherited Roth IRAs under Section 408A of the Code
•
SIMPLE IRAs under Section 408(p) of the Code
•
Simplified Employee Pension IRA (SEP) plans under Section 408(k) of the Code
•
Custodial and investment only accounts maintained for qualified plans under Section 401(a) of the Code, including investment only pooled defined benefit plans
•
Tax-Sheltered Annuities (TSAs) under section 403(b) of the Code
A qualified annuity will not provide any necessary or additional tax deferral if it is used to fund a retirement plan that is already tax-deferred.
TSA — Special Provisions for Participants in Tax-Sheltered Annuities
If the contract is intended to be used in connection with an employer sponsored 403(b) plan, additional rules relating to this contract can be found in the annuity endorsement for tax sheltered 403(b) annuities. Unless we have made special arrangements with your employer, the contract is not intended for use in connection with an employer sponsored 403(b) plan that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In the event that the employer either by affirmative election or inadvertent action causes contributions under a plan that is subject to ERISA to be made to this contract, we will not be responsible for any obligations and requirements under ERISA and the regulations thereunder, unless we have prior written agreement with the employer. You should consult with your employer to determine whether your 403(b) plan is subject to ERISA.
In the event we have a written agreement with your employer to administer the plan pursuant to ERISA, special rules apply as set forth in the TSA endorsement.
The employer must comply with certain nondiscrimination requirements for certain types of contributions under a TSA contract to be excluded from taxable income. You should consult your employer to determine whether the nondiscrimination rules apply to you.
The Code imposes certain restrictions on your right to receive early distributions from a TSA:
Distributions attributable to salary reduction contributions (plus earnings) made after Dec. 31, 1988, or to transfers or rollovers from other contracts, may be made from the TSA only if:
–
you are at least age 59½;
–
you are disabled as defined in the Code;
–
you severed employment with the employer who purchased the contract;
–
the distribution is because of your death;
–
the distribution is due to plan termination; or
–
you are a qualifying military reservist.
If you encounter a financial hardship (as provided by the Code), you may be eligible to receive a distribution of all contract value attributable to salary reduction contributions made after Dec. 31, 1988, but not the earnings on them.

22 RiverSource Structured Solutions 2 annuity — Prospectus

Even though a distribution may be permitted under the above rules, it may be subject to IRS taxes and penalties (see “Taxes”).
The above restrictions on distributions do not affect the availability of the amount credited to the contract as of Dec. 31, 1988. The restrictions also do not apply to transfers or exchanges of contract value within the contract, or to another registered annuity contract or investment vehicle available through the employer.
Loans are not allowed under this Contract.
Considerations for investment only pooled defined benefit plans under Section 401(a) of the Code
RiverSource Life is the issuer of the Contract; it is not the plan administrator. It is the responsibility of the plan administrator to:
•
Track individual participants and their portion of the plan.
•
Perform or provide any plan recordkeeping services with respect to the qualified plan.
Liquidity Risk
It is important to consider any liquidity needs of the plan when determining the amount that is invested into an annuity. The plan sponsor is responsible to ensure they have enough funds for the participant benefit payments. Surrender Charges and a Market Value Adjustment will apply for three or six years, depending upon which option you choose. Any amount needed above the total free amount outlined in Your Contract will be subject to a Surrender Charge. A Market Value Adjustment will apply to all surrenders (including total free amount and required minimum distributions) during the MVA period. The MVA is applied to the amount withdrawn from each segment and will be positive or negative across all segments. It does not apply to withdrawals from the interim account or Income Choice monthly income. Loans are not available with this annuity.
Annuity Owner and Annuitant
For defined benefit qualified annuities, the owner must be the plan sponsor. The annuitant must be a person and needs to be designated when the contract is established. Important factors to consider:
•
The annuitant’s age will be used for any annuity provision or benefit.
•
Changing the annuitant is not allowed even if the selected person is no longer associated with the plan.
•
If the annuitant dies, the death benefit is payable, and any benefits will be paid to the plan.
•
The Annuitization Start Date (ASD), is the date annuity payments are scheduled to begin based on the annuitant’s life. The ASD is the later of the annuitant’s 95th birthday or the contract’s 10-year anniversary. Currently, You can change the ASD but not later than the annuitant's 105th birthday.
Required Minimum Distributions (RMDs)
It’s important to consider the following:
•
You will receive a standard RMD notification when the annuitant reaches age 73. It is the responsibility of the plan administrator to determine the amount, timing and source of RMDs for each participant in accordance with applicable laws and plan documents.
•
Any RMD distributions will follow our standard processing rules for an individual. Surrender Charges may apply if you withdraw more than the RMD calculated for this annuity contract based on the annuitant’s age.
•
An MVA will apply to RMDs taken during the MVA period. RMDs are deducted from the Segment Value which is determined using the Segment Value calculation (unless the RMD is taken on the Segment Maturity Date).
Fees and Expenses
•
For an additional fee, you may purchase an optional death benefit rider that can help protect or even grow the death benefit value.
•
Certain indexed accounts have an annual fee, and the total fee will be deducted at maturity after a cap or buffer is applied. The total fee is equal to the annual fee multiplied by the number of years in the segment. The deduction of the fee may result in a negative return even if the index has positive performance or negative performance that does not exceed the buffer.
•
When you allocate money to an indexed account, you create a segment, which will mature in one, two, three or six years. Immediately after a segment begins, its value will be reduced to reflect transaction costs for assets that support features of your contract. The impact of these costs will generally decrease over the duration of the segment. If the segment is held to maturity, there are no transaction costs. See “Segment Value after the Segment start date and before the Segment Maturity Date” for more information.

RiverSource Structured Solutions 2 annuity — Prospectus 23

•
One indexed account uses an ETF, and the ETF returns will reflect an underlying fund expense and therefore Segment returns will be lower than if the underlying Index was used.
Contract Fees, Charges and Value Adjustments
There is no annual contract fee.
Indexed Account Fees and Transaction Costs
For the Indexed Accounts with an Annual Fee, there is a fee deducted from the Index rate of return after any Cap or Buffer is applied. The Annual Fee is multiplied by the number of years in the Segment to determine the fee that is deducted on the Segment Maturity Date. For the current Annual Fees on Indexed Accounts available for new contracts, go to www.riversource.com/annuities/performance and for the maximum Annual Fee see "Investment Options - Indexed Accounts".
Transaction costs which We may incur to purchase or sell the hypothetical portfolio, as measured by the proxy value, will generally decrease the Segment Value the day after the Segment start date. These transaction costs are included in the proxy value used to determine the Segment Value and will generally decrease over the duration of the Segment and if a Segment is held to maturity, there are no transaction costs. On the Segment Maturity Date, the Segment Value will be based solely on the Index returns and the applicable Crediting Method.
Returns of the iShares U.S. Real Estate ETF are reduced by any underlying fund fees or expenses and therefore Segment returns will be lower than if the underlying index was used. See “Segment Value Calculation for Indexed Account(s)” for more information.
Surrender Charge
Partial and full surrenders may be subject to Surrender Charges and income taxes (including an IRS penalty that may apply if You surrender prior to You reaching age 59½) and may have other tax consequences. The amount of the Surrender Charge, if any, will depend on the Contract Year during which the surrender is taken. For a partial surrender, We will determine the amount of Contract Value that needs to be surrendered, which after any Surrender Charge and any Market Value Adjustment will equal the amount You request. Except on the Segment Maturity Date, the value of any Segment will be based on the Segment Value calculation (including the Investment Base and the proxy value). You should consider carefully the effect of partial surrenders prior to a Segment Maturity Date. For examples of how the Investment Base is impacted by a partial surrender, see Appendix D.
At the time of a partial surrender, if the Contract has a loss (i.e. Contract Value is less than the purchase payment not previously surrendered), the Surrender Charge will be greater, and therefore the amount of Contract Value that needs to be surrendered is greater than if the Contract has a gain. This is because Surrender Charges only apply to the portion of the purchase payment surrendered. If the Contract has a loss, then the amount of the purchase payment surrendered is larger than the Contract Value that is surrendered. If the Contract has a gain, then earnings are surrendered first and a smaller amount of the purchase payment is surrendered. The schedules below set forth the Surrender Charges under the Contract.
For an example, see Appendix E.
You select either a 6-year or 3-year Surrender Charge schedule at the time of application.
Six-year schedule		Three-year schedule
Contract Year*	Surrender Charge percentage applied to purchase payment surrendered	Contract Year*	Surrender Charge percentage applied to purchase payment surrendered
1	9%	1	9%
2	8	2	8
3	8	3	8
4	7	4 +	0
5	6
6	5
7 +	0
*According to Our current administrative practice, for the purpose of Surrender Charge calculation, We consider that the year is completed one day prior to the Contract Anniversary.
If You are buying a new Contract as an inherited IRA, please consider carefully Your Surrender Charge selection. Surrender Charges for an inherited IRA are only waived for lifetime Required Minimum Distribution (RMD) amounts, not for a 5 year distribution.

24 RiverSource Structured Solutions 2 annuity — Prospectus

You may surrender an amount during each Contract Year without a Surrender Charge. We call this amount the Total Free Amount. The total free amount is free of Surrender Charge however, Market Value Adjustment will apply. All surrenders (including the Total Free Amount) are subject to the Segment Value calculation if taken before the Segment Maturity Date.
The Total Free Amount calculation is described below and is recalculated on each Contract Anniversary during the Surrender Charge period. Any unused portion does not carry over to future Contract Years.
During the first Contract Year the Total Free Amount is the greater of:
•
Contract earnings, or
•
10% of the purchase payment, less any amounts surrendered prior to Your surrender request that represent the Total Free Amount.
Contract earnings are defined as Contract Value, less purchase payment not previously surrendered, but not less than zero.
After the first Contract Year, the Total Free Amount is the greater of:
•
Contract earnings, or
•
10% of Your prior Contract Anniversary Contract Value, less any prior surrenders taken in the current Contract Year.
Amounts surrendered in excess of the Total Free Amount may be subject to a Surrender Charge as described below.
The Surrender Charge amount is determined by multiplying purchase payment surrendered subject to a Surrender Charge by the applicable Surrender Charge percentage.
The amount of the purchase payment surrendered is calculated using a prorated formula based on the percentage of Contract Value being surrendered. As a result, the amount of the purchase payment surrendered may be greater than the amount of Contract Value surrendered.
For the prorated formula and an example, see Appendix E.
Surrender Charges are intended to compensate Us for expenses incurred in connection with the promotion, sale, and distribution of the Contracts. We intend to use revenue generated from Surrender Charges for any legitimate corporate purpose.
Waiver of Surrender Charges
We do not assess Surrender Charges for:
•
surrenders that represent the Total Free Amount for that year; or
•
death benefit payments made in the event of Your death; or
•
after Your spouse has elected to continue the Contract; or
•
amounts applied to an Annuity Payment plan; or
•
for Tax Qualified Contracts other than Inherited IRAs, amounts surrendered to meet applicable required minimum distributions under the Code to the extent they exceed surrenders that represent Total Free Amounts (amounts surrendered under this waiver provision are limited to applicable required minimum distributions for this Contract only and to one time per Contract Year unless We agree otherwise). For Inherited IRAs, this waiver provision only applies to lifetime required minimum distributions (and not a 5-year distribution); or
•
surrenders made as a result of one of the “Contingent events” described below to the extent permitted by state law.
Termination of the Contract will not affect any waiver of the Surrender Charge while the Contract was in force. Surrender proceeds will not be disbursed until We notify You of any denial of Your request for waiver of Surrender Charges and give You the opportunity to accept or reject surrender proceeds.
Contingent events
Surrenders You make if You are confined to a hospital or nursing home and have been for the prior 60 days or confinement began within 30 days following a prior 60-day confinement period. Such confinement must begin after the Contract Date. Your Contract will include this provision when You are under age 76 at Contract issue. You must provide us with a letter containing proof satisfactory to Us of the confinement as of the date You request the surrender. We must receive Your surrender request no later than 91 days after Your release from the hospital or nursing home. The amount surrendered must be paid directly to You.
Surrenders You make if You are diagnosed in the second or later Contract Years with a medical condition that with reasonable medical certainty will result in death within 12 months or less from the date of the diagnosis. You must provide Us with a licensed physician's statement containing the terminal illness diagnosis, the expected date of death and the date the terminal illness was initially diagnosed. The amount surrendered must be paid directly to You.

RiverSource Structured Solutions 2 annuity — Prospectus 25

Surrender Charge after Annuitization
If You elect an annuity payment plan and the plan We make available provides a liquidity feature permitting You to surrender any portion of the underlying value of remaining guaranteed payments, a Surrender Charge may apply.
A Surrender Charge will be assessed against the present value of any remaining guaranteed payments surrendered. The discount rate We use in determining present values varies based on: (1) the Contract Value originally applied to the annuitization; (2) the remaining years of guaranteed payments; (3) the annual effective interest rate and the periodic payment amount for new immediate annuities of the same duration as the remaining years of guaranteed payments; and (4) the interest spread (currently 1.50%). If We do not currently offer immediate annuities, we will use rates and values applicable to new annuitizations to determine the discount rate.
Once the discount rate is applied and We have determined the present value of the remaining guaranteed payments You are surrendering, the present value will be multiplied by the Surrender Charge percentage in the table below and deducted from the present value to determine the net present value You will receive.

Number of Completed Years Since Annuitization	Surrender Charge percentage
0	Not applicable*
1	5%
2	4
3	3
4	2
5	1
6 and thereafter	0
*We do not permit surrenders in the first year after annuitization.
Market Value Adjustments
A Market Value Adjustment (MVA) is a positive or negative adjustment that may be applied during the MVA Period, when a full or partial surrender (including the total free amount and required minimum distributions) is taken or when Annuity Payments start. The MVA Period matches the surrender charge period You chose. The MVA will either increase or decrease the surrender amount or the amount applied to Annuity Payments. If there is a significant increase in interest rates since the contract is issued, You could experience a significant negative MVA for any surrenders or when Annuity Payments start. However, the negative MVA for a given interest rate increase will decrease as You get closer to the end of the MVA period and there is no MVA after the MVA period ends.
An MVA does not apply to the following:
•
surrenders from the Interim Account; and
•
transfers between Indexed Accounts or the Interim Account; and
•
any transactions on or after the date the MVA Period ends; and
•
after a spouse has elected to continue the contract under the Spouse's Option to Continue Contract provision; and
•
if this contract is continued as an inherited IRA following Your death; and
•
any partial surrenders of the Monthly Income under the Income Choice Crediting Method.
MVA Reference Rate
The MVA reference rate is used to calculate the MVA factor, as described below. The MVA reference rate for any Day is the previous Business Day’s Index Value of the Bloomberg US Agg Credit Index - Yield to Worst rate.
MVA Factor
The MVA factor is used to calculate the MVA amount and is equal to:
MVA factor = [(1 + i) / (1 + j)]k - 1
Where:
i = MVA reference rate on the Contract Date

26 RiverSource Structured Solutions 2 annuity — Prospectus

j = current MVA reference rate
k = MVA Period x ( [number of full and partial years remaining in the MVA Period / MVA Period] m)
m= MVA Exponent = 0.5
MVA Amount
The MVA amount is equal to the sum of the MVA amounts for each Segment.
The MVA amount for each Segment is equal to the MVA factor multiplied by the proxy value of the hypothetical fixed assets for that Segment.
For a partial surrender, the MVA amount for each Segment is proportional to the amount of Contract Value deducted from that Segment.
Discontinuation of or Substantial Change to the MVA Index
If the MVA Index is discontinued, or if We no longer have the right to use the MVA Index, or if the MVA Index calculation or methodology substantially changes, We will substitute an alternative MVA Index and notify You before the substitution.
For an example, see Appendix F.
Optional Death Benefit Charges

Return of Purchase Payment (ROPP) Rider Benefit Charges

We deduct a charge for this optional feature only if you select it. The current annual fee is 0.60% of your ROPP value on each Contract Anniversary. We pro-rate this charge among all accounts in the same proportion Your interest in each account bears to Your total Contract Value on Your Contract Anniversary. The charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the ROPP value.
The annual rider fee is subject to the maximum annual rider fee of 0.95%.
We may increase the annual rider fee at Our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if We declare an increase to the fee with written notice 30 Days in advance. The new fee will be in effect on the date We declare in the written notice. You can decline this increase and therefore terminate the rider if We receive Your Written Request prior to the date of the fee increase.If Your rider fee changes during a contract year, We will calculate an average annual rider fee, for that contract year only, adjusted for the number of Days each fee was in effect.If Your contract or rider is terminated for any reason, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year, and no further charges for this rider will be deducted.

MAV Death Benefit Rider Charges

We deduct a charge for this optional feature only if you select it. The current annual fee is 0.30%. We pro-rate this charge among all accounts in the same proportion Your interest in each account bears to Your total Contract Value on Your Contract Anniversary.
Prior to Your 91st birthday the charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the greater of the MAV or the Contract Value.
On or after Your 91st birthday the charge is calculated on Your Contract Anniversary by multiplying the annual rider fee by the MAV.
The annual rider fee is subject to the maximum annual rider fee of 0.40%.
We may increase the annual rider fee at Our discretion and on a nondiscriminatory basis. Your annual rider fee will increase if We declare an increase to the fee with written notice 30 Days in advance. The new fee will be in effect on the date We declare in the written notice. You can decline this increase and therefore terminate the rider if We receive Your Written Request prior to the date of the fee increase.
If Your rider fee changes during a contract year, We will calculate an average annual rider fee, for that contract year only, adjusted for the number of Days each fee was in effect.
If Your contract or rider is terminated for any reason, the rider charge will be deducted, adjusted for the number of Days coverage was in place during the contract year, and no further charges for this rider will be deducted.

RiverSource Structured Solutions 2 annuity — Prospectus 27

Investment Base Adjustment

ROPP and MAV rider charges will adjust the Investment Base on each contract anniversary. For each Segment that is reduced by a rider charge, the Investment Base for that Segment will be reduced by:
a × b	where:
c

a	=	the amount of the rider charge deducted from the Segment
b	=	the Investment Base for the Segment on the date of the rider charge
c	=	the value in the Segment on the date of (but prior to) the rider charge
State Variations
This prospectus contains information that You should know before investing in the Contract. All material terms and conditions of the Contract, including material state variations, are described in this prospectus. See Appendix A.
Owner
The Owner is the person or persons who own the Contract and is entitled to exercise all ownership rights and privileges under the Contract. Two persons may own the Contract together, and in that case, any Contract provisions based on the age of the Owner, will be based on the age of the older Owner. You can buy the Contract if You (and any joint owner) are age 90 or younger.
Joint Owners: A non-qualified Contract can be owned by joint Owners. If two Owners jointly own this Contract, each Owner may independently exercise transfers among the various account options, subject to the limits in the transfer of Contract Value provision. Unless agreed to by Us, all other terms, conditions, rights and requirements that apply to an Owner under this Contract shall apply jointly to each Owner named.
The Owner may be a non-natural person (e.g. irrevocable trust or corporation) or a revocable trust if We agree. If the Owner or any joint Owner is a non-natural person or a revocable trust, the Annuitant will be deemed to be the Owner for any provision or benefit using the age or life of the Owner. When the contract is owned by a revocable trust or irrevocable grantor trust, the annuitant(s) selected must be the grantor(s) of the trust to assure compliance with Section 72(s) of the Code. Any provisions based on age will be based on the age of the oldest Annuitant. These include Payments to Beneficiaries, Purchase payment and Surrender provisions. If the Owner or any joint Owner is a non-natural person or revocable trust, the Annuitant may not be changed, and a Contingent Annuitant may not be named.
Annuitant
The Annuitant is the person or persons on whose life periodic Annuity Payments depend. You initially name the Annuitant and any joint Annuitant on Your Contract application.
Changes to Ownership and Annuitants
You may change the ownership of this Contract by Written Request or other method agreed to by Us. Unless You specify otherwise, the change of ownership shall be effective on the date it is signed, subject to any action taken or payment made by Us before We receive the notice at Our service center. We will honor any change of ownership request received in Good Order that We believe is authentic, and We will use reasonable procedures to confirm authenticity. If We follow these procedures, We will not take any responsibility for the validity of the change.
The death benefit amount may change due to an ownership change. See “Death Benefit - Standard Death Benefit - Covered Life Change”  for more information.
A change of ownership may result in tax consequences. If You have a nonqualified annuity, You may incur income tax liability by transferring, assigning or pledging any part of it. (See “Taxes.”)
If You have a qualified annuity, You may not sell, assign, transfer, discount or pledge Your Contract as collateral for a loan, or as security for the performance of an obligation or for any other purpose except as required or permitted by the Code. However, if the owner is a trust or custodian, or an employer acting in a similar capacity, ownership of the Contract may be transferred to the Annuitant.
If You have a nonqualified Contract and are a natural person (excluding a revocable trust) and it is prior to the Annuitization Start Date, You may change the Annuitant or Contingent Annuitant by Written Request or other method agreed to by Us. Unless You specify otherwise, the change of Annuitant or Contingent Annuitant shall be effective on the date it is signed, subject to any action taken or payment made by Us before We receive the notice at Our service center.
In addition, if the Annuitant is not an Owner and the Annuitant dies before the Annuitization Start Date, the Owner becomes the Annuitant unless a Contingent Annuitant has been previously selected. The Contract continues in force, and no death benefit is payable.

28 RiverSource Structured Solutions 2 annuity — Prospectus

If the Annuitant is an Owner and the Annuitant dies before the Annuitization Start Date, the death benefit is payable.
Beneficiary
The Beneficiary is the person(s) or entity (or entities) You designate to receive the death benefit of this Contract if You die while this Contract is in force, as described in the “Death Benefit” section. We will not be bound by any such designation unless made by Written Request or other method agreed to by Us and recorded by Us.
For joint spousal ownership with right of survivorship, the surviving spouse is deemed the sole Beneficiary superseding any other beneficiary designation. This permits the surviving spouse to use the Spouse's Option to Continue Contract provision in the Payments to Beneficiaries section of the Contract. The deemed surviving spouse sole Beneficiary designation may only be overridden if specifically requested in writing and signed by both joint spousal Owners.
Only those Beneficiaries who are living as of the date of death may share in the benefits, if any. Benefits will be paid to all primary Beneficiaries surviving You, in accordance with Your last beneficiary designation on file. If none survive, proceeds will be paid to all surviving contingent Beneficiaries. If there is no valid Beneficiary designation or if no Beneficiary survives, subject to rules stated in Your Contract, We will pay the benefits as follows:
•
if there are joint Owners, We will pay the surviving Owner(s), otherwise;
•
if the Owner is a non-natural person or revocable trust, We will pay the Owner, otherwise;
•
to Your spouse, if living, otherwise;
•
if no spouse is living, to Your lawful children , if living, otherwise;
•
if You have no spouse or direct descendants, to Your parents equally or the survivor, if living, otherwise;
•
to Your estate.
Change of Beneficiary
By Owner. You may change the beneficiary at any time by Written Request or other method agreed to by Us and recorded by Us. Unless You specify otherwise, the change of Beneficiary shall be effective on the date it is signed, subject to any action taken or payment made by Us before We receive the notice at Our service center.
A new Beneficiary designation revokes any prior designation and is effective when signed by You. We are not responsible for the validity of any Beneficiary designation or for any legitimate actions We may take under the Contract (including payments) prior to receiving a request to change a Beneficiary. Beneficiaries should notify Us of Your death as promptly as possible.
By Beneficiary. If the death benefit under this Contract becomes payable to a beneficiary (recipient) under an Annuity Payment plan, that recipient shall have the right to name, or later change, their own beneficiary by Written Request or other method agreed to by Us and recorded by Us. If there is no valid beneficiary designation or if no beneficiary survives the recipient, We will pay any benefits due under the Annuity Payment plan following the death of the original beneficiary as follows:
•
to the recipient’s spouse, if living, otherwise;
•
if no spouse is living, to the recipient's lawful children, if living, otherwise;
•
if the recipient has no spouse or direct descendants, to the recipient's parents equally or the survivor, if living, otherwise;
•
to the recipient's estate.
Assignment
You can assign this Contract or any interest in it. Your interest and the interest of any beneficiary are subject to the interest of the assignee. An assignment is not a change of ownership and an assignee is not an Owner as these terms are used in this Contract.
A copy of any assignment must be submitted to Us at Our service center. Unless You specify otherwise, an assignment shall be effective on the date it is signed, subject to any action taken or payment made by Us before We receive the assignment at Our service center. We are not responsible for the validity or effect, tax or otherwise, of any assignment.
Purchase
Purchasing the Contract
You can complete an application and send it along with Your purchase payment to our Service Center.

RiverSource Structured Solutions 2 annuity — Prospectus 29

We are required by law to obtain personal information from You which We will use to verify Your identity. If You do not provide this information, We reserve the right to refuse to issue Your Contract or take other steps We deem reasonable. As the Owner, You have all rights and may receive all benefits under the Contract. You may buy a qualified or nonqualified annuity. You can buy a Contract if You are age 90 or younger on the date we issue the contract.
The Contract is issued generally on the next business day after all purchase payments listed on the application are received (except We do not issue contracts on leap day). We will wait up to 90 days to issue the Contract. At any time during the 90 days following the application date, if We have received at least the minimum Purchase Payment (but not all purchase payments listed on the application), You can request that the Contract be issued on the next business day. Once the contract is issued, no other Purchase Payments (including those that were listed on the application but not yet received) will be allowed. If the minimum purchase payment is not received within 90 days after the application date, the application will be cancelled.
Initial Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees for Your initial Indexed Account elections will be shown in Your Contract. If the Contract is issued within the Rate Lock Period (i.e., 30 days after the application date plus the number of days until the next business day after the 30th day), the initial purchase payment will receive the applicable Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees in effect on the application date. If Your Contract is not issued within the Rate Lock Period, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees will be based on the rates in effect on the Contract Date which could be substantially different than the rates in effect on the application date. For recent rates, go to www.riversource.com/annuities/performance/
For renewal information, see “Renewal Interest Rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates and Annual Fees”.
Householding and delivery of certain documents
With Your prior consent, RiverSource Life and its affiliates may use and combine information concerning accounts owned by members of the same household and provide a single paper or electronic copy of certain documents to that household. This householding of documents may include prospectuses and supplements. Your authorization remains in effect unless We are notified otherwise. If You wish to continue receiving multiple copies of these documents, You can opt out of householding by calling Us at 1.866.273.7429. Multiple mailings will resume within 30 days after We receive Your opt out request.
Allocation of Your Purchase Payment
The purchase payment will be allocated based on Your initial elections as of the Contract Date.
You tell Us how to apply Your purchase payment by specifying Your desired allocation (by whole percentages that add up to 100%) among the available Indexed Accounts. We reserve the right to limit in Our sole discretion how the purchase payment can be allocated among the available Indexed Accounts. No such limitations are currently in place.
Purchase Payment
Purchase Payment is payment made by You on Your behalf for the benefits described in the Contract. Purchase Payment amounts may be limited under the terms of the Contract.
Minimum purchase payment
$10,000
Maximum purchase payment* (based on Your age on the application date):
through age 75	$3,000,000
for ages 76 to 90	$1,000,000
No purchase payment is allowed after the Contract Date.
*
These limits apply in total to all RiverSource Life annuities You own unless a higher amount applies to Your Contract. We reserve the right to waive or increase the maximum limit. For qualified annuities, the Code’s limits on annual contributions also apply.
We reserve the right to refuse any purchase payment that exceeds maximum purchase payment amounts and any purchase payment that exceeds these maximums when aggregated with previous purchase payments made to other contracts. Further, We reserve the right to refuse any purchase payment that does not meet our minimum purchase payment requirements, is not in Good Order, or is otherwise contrary to law for RiverSource Life to accept.

30 RiverSource Structured Solutions 2 annuity — Prospectus

Limitations on Use of Contract
If mandated by applicable law, including but not limited to, federal anti-money laundering laws, We may be required to reject a purchase payment. We may also be required to block an Owner’s access to Contract Value and satisfy other statutory obligations. Under these circumstances, We may refuse to implement requests for transfers, surrenders or death benefits until instructions are received from the appropriate governmental authority or court of competent jurisdiction.
Right to Examine and Cancel
You have the right to examine and cancel the Contract without incurring a Surrender Charge or Market Value Adjustment by returning it to Us or to Your RiverSource Life registered representative within a certain number of days, which can vary by state, but is never less than ten days after You receive Your Contract. In some states, the right to examine period may be longer. If You cancel Your Contract during this period, We will issue a refund. Your state's law will determine the amount You will receive.
The amount of Your refund and the length of the right to examine and cancel period may depend on if Your Contract is a replacement of another insurance or annuity contract. In certain states, for Contracts issued as a replacement, this period is 30 days.
If this is an IRA contract, upon such cancellation We will refund the entire purchase payment which You have paid less any partial surrenders We have made. The purchase payment returned will not be reduced for any Surrender Charges, Market Value Adjustments, or fees; and will not be based on the Segment Value calculation.
If this is not an IRA contract, upon such cancellation We will refund an amount equal to the sum of:
(1) the Contract Value as of the Business Day We receive the returned Contract (except in states that require a return of purchase payment); and
(2) any premium tax charges paid.
If you cancel this Contract under this provision, We reserve the right not to accept another application for this Contract for a period of six months.
Note for states where We return Contract Value: Any amount allocated to an Indexed Account will have its value based on the Segment Value calculation (including the Investment Base and the proxy value). During the period of time You have to examine and cancel the Contract, Segment Values may be negatively impacted under this calculation. You bear the risk that the amount refunded may be significantly less than the purchase payment You have made.
If the amount refunded is based on the purchase payment, the amount returned will be the entire purchase payment (less any partial surrenders You have made) and will not be based on the Segment Value calculation.
For a state-by-state description of material variations of this Contract, including the right to examine and cancel period, see Appendix A.
Investment Options
Under the Contract, You can allocate Your Purchase Payment and Contract Value among the available Indexed Accounts. After the MVA period or after a spousal continuation, You may also allocate Contract Value to the Interim Account.
Indexed Accounts
You may allocate the purchase payment and Contract Value to the Indexed Accounts, subject to the limits in the “Transfers” section. The Crediting Method, duration, and applicable Buffer or Trigger associated with an Indexed Account will not change for the duration of the Contract.
There are currently seven categories of Indexed Accounts available under the Contract:
Category	Durations	Protection Options	Number of Indexed Accounts
Standard	1 year	Buffers: -10%, -15%, -20%, -25% and -100%	10
	3 years	Buffers: -10%, -15% and -20%	12
	6 years	Buffers: -10%, -15% and -25%	12

RiverSource Structured Solutions 2 annuity — Prospectus 31

Category	Durations	Protection Options	Number of Indexed Accounts
Dual Directional	1 year	Buffer: -10%, -15% and -20%	6
	3 years	Buffer: -10%, -15% and -20% and -25%	8
	6 years	Buffer: -10%, -15% and -25%	6
Annual Lock	3 and 6 years	Buffer: -10%	2
Contingent Return	1, year	Buffers: -10%, -15% and -20% Triggers: - 30%	8
	2, and 3 years	Buffers: -10%, -15% and -20%	12
Income Choice	1 year	Buffer: -10%, -15%, -20% and -25%	8
Annual Fee	6 years	Buffer: -10%, -15% and -25%	9
Annual Fee Plus	1 year	Buffer: -10%	1
	3 years	Buffer: -15%	3
	6 years	Buffer: -10%, -15% and -25%	9
Currently available Indexed Accounts along with guaranteed minimum Caps, guaranteed minimum Contingent Returns, guaranteed minimum Upside Participation Rates, guaranteed minimum Annualized Income Rates and guaranteed maximum Annual Fees are shown in the table below. For recent Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates, and Annual Fees available for new contracts, go to www.riversource.com/annuities/performance/
Indexed Accounts are comprised of varying Indexes, Caps, Contingent Returns, Annualized Income Rates, protection options (i.e. Buffers or Triggers), Annual Fees, Upside Participation Rates and durations. Consider carefully these features when weighed against Your risk profile and tolerance, investment objectives, analysis of the underlying Index characteristics and its history and volatility, and expectations of market conditions. Past performance does not guarantee future results.
Indexed Accounts with a duration of 6 years are not allowed if You elect the 3-year Surrender Charge Schedule.
	Guaranteed Minimum Cap	Guaranteed Minimum Upside Participation Rate	Guaranteed Minimum Contingent Return	Guaranteed Minimum Annualized Income Rate	Guaranteed Maximum Annual Fee	Maximum Loss on Segment Maturity Date *
Standard Indexed Accounts
iShares U.S. Real Estate ETF 1-year with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
MSCI EAFE 1-year with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
MSCI EAFE 3-year with -10% Buffer	6.00%	100%	N/A	N/A	0.00%	90%
MSCI EAFE 3-year with -15% Buffer	6.00%	100%	N/A	N/A	0.00%	85%
MSCI EAFE 3-year with -20% Buffer	6.00%	100%	N/A	N/A	0.00%	80%
MSCI EAFE 6-year with -10% Buffer	8.00%	100%	N/A	N/A	0.00%	90%
MSCI EAFE 6-year with -15% Buffer	8.00%	100%	N/A	N/A	0.00%	85%
MSCI EAFE 6-year with -25% Buffer	8.00%	100%	N/A	N/A	0.00%	75%
MSCI Emerging Markets 1-year with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
Nasdaq 100 1-year with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
Nasdaq 100 3-year with -10% Buffer	6.00%	100%	N/A	N/A	0.00%	90%
Nasdaq 100 3-year with -15% Buffer	6.00%	100%	N/A	N/A	0.00%	85%
Nasdaq 100 3-year with -20% Buffer	6.00%	100%	N/A	N/A	0.00%	80%
Nasdaq 100 6-year with -10% Buffer	8.00%	100%	N/A	N/A	0.00%	90%
Nasdaq 100 6-year with -15% Buffer	8.00%	100%	N/A	N/A	0.00%	85%
Nasdaq 100 6-year with -25% Buffer	8.00%	100%	N/A	N/A	0.00%	75%
Russell 2000 1-year with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
Russell 2000 3-year with -10% Buffer	6.00%	100%	N/A	N/A	0.00%	90%
Russell 2000 3-year with -15% Buffer	6.00%	100%	N/A	N/A	0.00%	85%

32 RiverSource Structured Solutions 2 annuity — Prospectus

	Guaranteed Minimum Cap	Guaranteed Minimum Upside Participation Rate	Guaranteed Minimum Contingent Return	Guaranteed Minimum Annualized Income Rate	Guaranteed Maximum Annual Fee	Maximum Loss on Segment Maturity Date *
Russell 2000 3-year with -20% Buffer	6.00%	100%	N/A	N/A	0.00%	80%
Russell 2000 6-year with -10% Buffer	8.00%	100%	N/A	N/A	0.00%	90%
Russell 2000 6-year with -15% Buffer	8.00%	100%	N/A	N/A	0.00%	85%
Russell 2000 6-year with -25% Buffer	8.00%	100%	N/A	N/A	0.00%	75%
S&P 500 1-year with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
S&P 500 1-year with -15% Buffer	2.00%	100%	N/A	N/A	0.00%	85%
S&P 500 1-year with -20% Buffer	2.00%	100%	N/A	N/A	0.00%	80%
S&P 500 1-year with -25% Buffer	2.00%	100%	N/A	N/A	0.00%	75%
S&P 500 1-year with -100% Buffer	2.00%	100%	N/A	N/A	0.00%	0%
S&P 500 3-year with -10% Buffer	6.00%	100%	N/A	N/A	0.00%	90%
S&P 500 3-year with -15% Buffer	6.00%	100%	N/A	N/A	0.00%	85%
S&P 500 3-year with -20% Buffer	6.00%	100%	N/A	N/A	0.00%	80%
S&P 500 6-year with -10% Buffer	8.00%	100%	N/A	N/A	0.00%	90%
S&P 500 6-year with -15% Buffer	8.00%	100%	N/A	N/A	0.00%	85%
S&P 500 6-year with -25% Buffer	8.00%	100%	N/A	N/A	0.00%	75%
Dual Directional Indexed Accounts
S&P 500 1-year Dual Directional with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
S&P 500 1-year Dual Directional with -15% Buffer	2.00%	100%	N/A	N/A	0.00%	85%
S&P 500 1-year Dual Directional with -20% Buffer	2.00%	100%	N/A	N/A	0.00%	80%
S&P 500 3-year Dual Directional with -10% Buffer	6.00%	100%	N/A	N/A	0.00%	90%
S&P 500 3-year Dual Directional with -15% Buffer	6.00%	100%	N/A	N/A	0.00%	85%
S&P 500 3-year Dual Directional with -20% Buffer	6.00%	100%	N/A	N/A	0.00%	80%
S&P 500 3-year Dual Directional with -25% Buffer	6.00%	100%	N/A	N/A	0.00%	75%
S&P 500 6-year Dual Directional with -10% Buffer	8.00%	100%	N/A	N/A	0.00%	90%
S&P 500 6-year Dual Directional with -15% Buffer	8.00%	100%	N/A	N/A	0.00%	85%
S&P 500 6-year Dual Directional with -25% Buffer	8.00%	100%	N/A	N/A	0.00%	75%
S&P 500/Russell 2000 (Lesser of) 1-year Dual Directional with -10% Buffer	2.00%	100%	N/A	N/A	0.00%	90%
S&P 500/Russell 2000 (Lesser of) 1-year Dual Directional with -15% Buffer	2.00%	100%	N/A	N/A	0.00%	85%
S&P 500/Russell 2000 (Lesser of) 1-year Dual Directional with -20% Buffer	2.00%	100%	N/A	N/A	0.00%	80%
S&P 500/Russell 2000 (Lesser of) 3-year Dual Directional with -10% Buffer	6.00%	100%	N/A	N/A	0.00%	90%
S&P 500/Russell 2000 (Lesser of) 3-year Dual Directional with -15% Buffer	6.00%	100%	N/A	N/A	0.00%	85%
S&P 500/Russell 2000 (Lesser of) 3-year Dual Directional with -20% Buffer	6.00%	100%	N/A	N/A	0.00%	80%
S&P 500/Russell 2000 (Lesser of) 3-year Dual Directional with -25% Buffer	6.00%	100%	N/A	N/A	0.00%	75%
S&P 500/Russell 2000 (Lesser of) 6-year Dual Directional with -10% Buffer	8.00%	100%	N/A	N/A	0.00%	90%
S&P 500/Russell 2000 (Lesser of) 6-year Dual Directional with -15% Buffer	8.00%	100%	N/A	N/A	0.00%	85%
S&P 500/Russell 2000 (Lesser of) 6-year Dual Directional with -25% Buffer	8.00%	100%	N/A	N/A	0.00%	75%
Annual Lock Indexed Accounts
S&P 500 3-year Annual Lock with -10% Buffer	2.00%	N/A	N/A	N/A	N/A	90%
S&P 500 6-year Annual Lock with -10% Buffer	2.00%	N/A	N/A	N/A	N/A	90%
Contingent Return Indexed Accounts
S&P 500 1-year Contingent Return with -10% Buffer	N/A	N/A	1.00%	N/A	0.00%	90%
S&P 500 1-year Contingent Return with -15% Buffer	N/A	N/A	1.00%	N/A	0.00%	85%

RiverSource Structured Solutions 2 annuity — Prospectus 33

	Guaranteed Minimum Cap	Guaranteed Minimum Upside Participation Rate	Guaranteed Minimum Contingent Return	Guaranteed Minimum Annualized Income Rate	Guaranteed Maximum Annual Fee	Maximum Loss on Segment Maturity Date *
S&P 500 1-year Contingent Return with -20% Buffer	N/A	N/A	1.00%	N/A	0.00%	80%
S&P 500 2-year Contingent Return with -10% Buffer	N/A	N/A	2.00%	N/A	0.00%	90%
S&P 500 2-year Contingent Return with -15% Buffer	N/A	N/A	2.00%	N/A	0.00%	85%
S&P 500 2-year Contingent Return with -20% Buffer	N/A	N/A	2.00%	N/A	0.00%	80%
S&P 500 3-year Contingent Return with -10% Buffer	N/A	N/A	3.00%	N/A	0.00%	90%
S&P 500 3-year Contingent Return with -15% Buffer	N/A	N/A	3.00%	N/A	0.00%	85%
S&P 500 3-year Contingent Return with -20% Buffer	N/A	N/A	3.00%	N/A	0.00%	80%
S&P 500/Russell 2000 (Lesser of) 1-year Contingent Return with -10% Buffer	N/A	N/A	1.00%	N/A	0.00%	90%
S&P 500/Russell 2000 (Lesser of) 1-year Contingent Return with -15% Buffer	N/A	N/A	1.00%	N/A	0.00%	85%
S&P 500/Russell 2000 (Lesser of) 1-year Contingent Return with -20% Buffer	N/A	N/A	1.00%	N/A	0.00%	80%
S&P 500/Russell 2000 (Lesser of) 2-year Contingent Return with -10% Buffer	N/A	N/A	2.00%	N/A	0.00%	90%
S&P 500/Russell 2000 (Lesser of) 2-year Contingent Return with -15% Buffer	N/A	N/A	2.00%	N/A	0.00%	85%
S&P 500/Russell 2000 (Lesser of) 2-year Contingent Return with -20% Buffer	N/A	N/A	2.00%	N/A	0.00%	80%
S&P 500/Russell 2000 (Lesser of) 3-year Contingent Return with -10% Buffer	N/A	N/A	3.00%	N/A	0.00%	90%
S&P 500/Russell 2000 (Lesser of) 3-year Contingent Return with -15% Buffer	N/A	N/A	3.00%	N/A	0.00%	85%
S&P 500/Russell 2000 (Lesser of) 3-year Contingent Return with -20% Buffer	N/A	N/A	3.00%	N/A	0.00%	80%
S&P 500 1-year Contingent Return with -30% Trigger	N/A	N/A	1.00%	N/A	N/A	100%
S&P 500/Russell 2000 (Lesser of) 1-year Contingent Return with -30% Trigger	N/A	N/A	1.00%	N/A	N/A	100%
Income Choice Indexed Accounts
S&P 500 1-year Income Choice with -10% Buffer	N/A	N/A	N/A	1.00%	N/A	90%
S&P 500 1-year Income Choice with -15% Buffer	N/A	N/A	N/A	1.00%	N/A	85%
S&P 500 1-year Income Choice with -20% Buffer	N/A	N/A	N/A	1.00%	N/A	80%
S&P 500 1-year Income Choice with -25% Buffer	N/A	N/A	N/A	1.00%	N/A	75%
S&P 500/Russell 2000 (Lesser of) 1-year Income Choice with -10% Buffer	N/A	N/A	N/A	1.00%	N/A	90%
S&P 500/Russell 2000 (Lesser of) 1-year Income Choice with -15% Buffer	N/A	N/A	N/A	1.00%	N/A	85%
S&P 500/Russell 2000 (Lesser of) 1-year Income Choice with -20% Buffer	N/A	N/A	N/A	1.00%	N/A	80%
S&P 500/Russell 2000 (Lesser of) 1-year Income Choice with -25% Buffer	N/A	N/A	N/A	1.00%	N/A	75%
Annual Fee Indexed Accounts
Nasdaq 100 6-year with Annual Fee and -10% Buffer	8.00%	100%	N/A	N/A	5.00%	90%
Nasdaq 100 6-year with Annual Fee and -15% Buffer	8.00%	100%	N/A	N/A	5.00%	85%
Nasdaq 100 6-year with Annual Fee and -25% Buffer	8.00%	100%	N/A	N/A	5.00%	75%
Russell 2000 6-year with Annual Fee and -10% Buffer	8.00%	100%	N/A	N/A	5.00%	90%
Russell 2000 6-year with Annual Fee and -15% Buffer	8.00%	100%	N/A	N/A	5.00%	85%
Russell 2000 6-year with Annual Fee and -25% Buffer	8.00%	100%	N/A	N/A	5.00%	75%
S&P 500 6-year with Annual Fee and -10% Buffer	8.00%	100%	N/A	N/A	5.00%	90%
S&P 500 6-year with Annual Fee and -15% Buffer	8.00%	100%	N/A	N/A	5.00%	85%
S&P 500 6-year with Annual Fee and -25% Buffer	8.00%	100%	N/A	N/A	5.00%	75%
Annual Fee Plus Indexed Accounts
Nasdaq 100 3-year with Annual Fee Plus and -15% Buffer	6.00%	100%	N/A	N/A	5.00%	85%

34 RiverSource Structured Solutions 2 annuity — Prospectus

	Guaranteed Minimum Cap	Guaranteed Minimum Upside Participation Rate	Guaranteed Minimum Contingent Return	Guaranteed Minimum Annualized Income Rate	Guaranteed Maximum Annual Fee	Maximum Loss on Segment Maturity Date *
Nasdaq 100 6-year with Annual Fee Plus and -10% Buffer	8.00%	100%	N/A	N/A	5.00%	90%
Nasdaq 100 6-year with Annual Fee Plus and -15% Buffer	8.00%	100%	N/A	N/A	5.00%	85%
Nasdaq 100 6-year with Annual Fee Plus and -25% Buffer	8.00%	100%	N/A	N/A	5.00%	75%
Russell 2000 3-year with Annual Fee Plus and -15% Buffer	6.00%	100%	N/A	N/A	5.00%	85%
Russell 2000 6-year with Annual Fee Plus and -10% Buffer	8.00%	100%	N/A	N/A	5.00%	90%
Russell 2000 6-year with Annual Fee Plus and -15% Buffer	8.00%	100%	N/A	N/A	5.00%	85%
Russell 2000 6-year with Annual Fee Plus and -25% Buffer	8.00%	100%	N/A	N/A	5.00%	75%
S&P 500 1-year with Annual Fee Plus and -10% Buffer	2.00%	100%	N/A	N/A	5.00%	90%
S&P 500 3-year with Annual Fee Plus and -15% Buffer	6.00%	100%	N/A	N/A	5.00%	85%
S&P 500 6-year with Annual Fee Plus and -10% Buffer	8.00%	100%	N/A	N/A	5.00%	90%
S&P 500 6-year with Annual Fee Plus and -15% Buffer	8.00%	100%	N/A	N/A	5.00%	85%
S&P 500 6-year with Annual Fee Plus and -25% Buffer	8.00%	100%	N/A	N/A	5.00%	75%
*If the index loses 100% of its value during the term.
Index rates of return used in the calculation methods do not include reinvestment of dividends from underlying companies.
Interest Rates, Caps, Upside Participation Rates, Contingent Returns, Annualized Income Rates, and Annual Fees are not guaranteed and can be changed by Us, subject to the Renewal Provision in Your contract and any attached endorsements.
Discontinuation and Substitution of Indexes and Indexed Accounts
We reserve the right to discontinue or substitute an Index at any time if an Index is discontinued, We no longer have the right to use the Index, there is a substantial change in the calculation of an Index, hedging instruments become difficult to acquire, the cost of hedging becomes excessive, or if We determine at Our sole discretion that Our use of the Index should be discontinued. If We substitute an alternative Index, then the Segment value may change to reflect the new Index. We will notify You before the substitution. If no reasonable alternative is available for substitution of such Index, then the Segment value will not change until the next Contract Anniversary (unless a surrender is taken from that Segment). We will notify You before the discontinuation. You must transfer the Segment value to any available Indexed Accounts during the next transfer window.
We may substitute an alternative index if We determine there is a reasonable substitute that is commercially viable. We will attempt to choose an Index that has a similar investment objective and risk profile as compared to the original Index. If We substitute an Index before the Segment Maturity Date, We will calculate the Index rate of return for the full Segment using the replaced Index up until the replacement date and the new Index thereafter through the Segment Maturity Date. This will be accomplished by multiplying 1 plus the Index rate of return prior to the substitution by 1 plus the Index rate of return after the substitution, and then subtracting one. For example, if substitution of an Index for a three year Segment takes place at the end of the first year and the Index rate of return at the end of the first year is 10 percent, and the Index rate of return for the two years after the substitution is 20 percent, we would multiply 1.1 by 1.2 which results in 1.32. After subtracting one, this results in an Index rate of return of 32 percent. We will not change the Crediting Method, Buffer, or Trigger applicable to a Segment if We substitute the Index.
We reserve the right to add or discontinue Indexed Accounts at any time. Any existing Segments with the discontinued Indexed Account will continue until their Segment Maturity Date. On the Segment Maturity Date, the Segment Value in any discontinued Indexed Accounts will need to be transferred to a different Indexed Account or the Interim Account (if available). If We do not receive transfer instructions from You, the Segment Value will be transferred to a default option that we declare.
We will send You written notification showing the available Indexed Accounts at least 14 days before the Contract Anniversary if You have Contract Value that can be transferred on that Contract Anniversary. Your requested transfer must be received within the 30-day transfer window. See “Transfers” for additional information.
Additional Information About the Indexes
Currently, the rate of return for each Indexed Account is based on the performance of one or two of the following Indexes, each covering different asset classes.

RiverSource Structured Solutions 2 annuity — Prospectus 35

S&P 500 Index. The S&P 500 Index includes 500 leading companies in leading industries of the U.S. economy, capturing 80% coverage of U.S. equities. We use the price return Index. The Index returns do not include dividends from underlying companies of the Index and, therefore, do not reflect the full investment performance of the underlying securities.
Russell 2000® Index. Russell 2000® Index measures the performance of the small-cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. It includes approximately 2,000 of the smallest securities based on a combination of their market cap and current Index membership. We use the price return Index. The Index returns do not include dividends from underlying companies of the Index and, therefore, do not reflect the full investment performance of the underlying securities.
MSCI EAFE Index. The MSCI EAFE Index is an equity index which captures large and mid-cap representation across 21 Developed Markets countries around the world, excluding the US and Canada. With 923 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. Developed Markets countries in the MSCI EAFE Index as of the date of this prospectus include: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the UK. We use the price return Index. The Index returns do not include dividends from underlying companies of the Index and, therefore, do not reflect the full investment performance of the underlying securities.
MSCI Emerging Markets Index. The MSCI Emerging Markets Index captures large and mid-cap representation across 26 Emerging Markets (EM) countries. With 1,194 constituents, the index covers approximately 85% of the free float-adjusted market capitalization in each country. EM countries as of the date of this prospectus include: Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Greece, Hungary, India, Indonesia, Korea, Malaysia, Mexico, Pakistan, Peru, Philippines, Poland, Qatar, Russia, Saudi Arabia, South Africa, Taiwan, Thailand, Turkey and United Arab Emirates. We use the price return Index. The Index returns do not include dividends from underlying companies of the Index and, therefore, do not reflect the full investment performance of the underlying securities.
NASDAQ-100 Index. The Nasdaq-100 Index includes 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market based on market capitalization. The Index reflects companies across major industry groups including computer hardware and software, telecommunications, retail/wholesale trade and biotechnology. It does not contain securities of financial companies including investment companies. We use the price return Index. The Index returns do not include dividends from underlying companies of the Index and, therefore, do not reflect the full investment performance of the underlying securities.
iShares® U.S. Real Estate ETF. The iShares U.S. Real Estate ETF seeks to track the investment results of an index composed of U.S. equities in the real estate sector. It uses a representative sampling indexing strategy (a strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index) to manage the Fund. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of an applicable underlying index. The Fund may or may not hold all of the securities in the underlying Index. Segment returns on iShares U.S. Real Estate ETF Segments do not include dividends or other distributions declared by the Fund and, therefore, the full investment performance of the ETF and the underlying securities is not reflected.
Valuing Your Investment
The Contract Value at any time is the sum of:
•
the value in the Interim Account; and
•
the value in the Indexed Account(s).
Interim Account Value
The value in the Interim Account at any time will be the total of:
•
any amounts transferred to the Interim Account; plus
•
interest credited; plus
•
any amounts added to the Interim Account after a "covered life change" for a spouse who continues the Contract; less
•
any amounts transferred from the Interim Account; less
•
any amounts deducted from the Interim Account for surrenders; less
•
any amounts deducted from the Interim Account for rider charges.

36 RiverSource Structured Solutions 2 annuity — Prospectus

Interest on the Interim Account
We credit interest to the Interim Account daily. All interest rates We quote are effective annual interest rates which refers to the rate that results after interest has been credited and compounded daily for a full year. The guaranteed minimum interest rate will not be less than the rate required by state law. Your guaranteed minimum interest rate is stated in Your Contract.
Interest will begin to accrue on the date any Contract Value is transferred or added to the Interim Account.
Segment Value Calculation for Indexed Account(s)
The value in an Indexed Account will be the sum of the value in each Segment for that Indexed Account. A Segment is created each time an amount is allocated to an Indexed Account. Each Segment starts on the Contract Date or on a Contract Anniversary. There is not a minimum amount needed to start a Segment.
You may not request a transfer to an open Segment. Each allocation to an Indexed Account will open a new Segment.
An Indexed Account may have multiple open Segments with different start dates and Segment Maturity Dates, if the duration of an Indexed Account is more than one year. For example, if an Indexed Account has a duration of two years and You allocate to that Indexed Account on two consecutive anniversaries, You will have two Segments for that Indexed Account open at the same time with different start dates and Segment Maturity Dates. However, multiple open Segments may have the same Segment Maturity Date if the Segment Value is locked in. In this case, the Segment Maturity Date will be the next Contract Anniversary and may be earlier than the original Segment Maturity Date.
Segment Value on the Segment start date. On the Segment start date the Investment Base and the Segment Value are both equal to the amount allocated to the Segment.
Segment Value after the Segment start date and before the Segment Maturity Date. After the Segment start date and before the Segment Maturity Date, we will calculate the value of each Segment. The Segment Value is determined solely by us and will generally change daily. Full and partial surrenders (including the Total Free Amount), death benefits, the elective and automatic lock features, and amounts applied to an Annuity Payment Plan will be based on our calculation for the Segment Value. The explanation below describes how we determine the Segment Value. See “Surrenders” for a description on how surrenders impact the Segment Value and Investment Base.
The Segment Value is designed to represent the value of a hypothetical portfolio of instruments that provides the Segment Value on the Segment Maturity Date. We are not required to hold actual investments corresponding to this hypothetical portfolio.
The hypothetical portfolio of instruments is incorporated into the Segment Value through the use of the proxy value. The proxy value is a factor that represents the current value of the hypothetical portfolio on a per dollar basis. The proxy value increases or decreases daily depending on the value of the hypothetical portfolio. Your Investment Base and the proxy value for the hypothetical portfolio are used to determine Your Segment Value as outlined below.
The proxy value is impacted by multiple economic and external factors including Index returns, implied volatility, dividend rates, interest rates, annual fees, and transaction costs. This means the Segment Value is not based solely on Index returns and therefore may be lower than the Investment Base, even if the corresponding Index has positive returns since the Segment start date. We reserve the right to recalculate the Segment Value on any day in the event We determine there is a data error within the external factors.
The Segment Value is negatively impacted the day after the Segment start date to reflect the transaction costs we may incur to purchase or sell the hypothetical portfolio. These transaction costs are included in the proxy value and will generally decrease over the duration of the Segment. Our proxy value may be higher or lower than the value obtained by using other methodologies.
The value in each Segment is equal to the Investment Base multiplied by a proxy value for a portfolio of assets that provides the Segment value on the Segment Maturity Date. The proxy value is a factor determined solely by Us daily and is equal to (1) plus (2) minus (3) where:
(1) is the hypothetical value of a set of derivatives which reflects the features of the Crediting Method and is valued using an option pricing formula including transaction costs, and
(2) is the hypothetical value of the fixed assets which, when combined with the market value adjustment, replicates the value of the fixed assets supporting the Segment, and
(3) is the present value of the Annual Fee(s) (if applicable), which is the discounted value of the “total fee” that will reduce the Segment rate of return on the Segment Maturity Date.
The "total fee" equals the Annual Fee multiplied by the number of years in the Segment.
For information on how We determine the proxy value, including how We determine the Hypothetical Value of Derivatives, Hypothetical Value of Fixed Assets and Present Value of Annual Fees, see Appendix B.

RiverSource Structured Solutions 2 annuity — Prospectus 37

For examples of the Segment Value calculation, see Appendix C. For examples of how the Investment Base is impacted by a partial surrender, see Appendix D.
Segment Value on the Segment Maturity Date. The value in each Segment on the Segment Maturity Date equals the Investment Base multiplied by the sum of one plus the Segment rate of return.
Segments only mature on Contract Anniversaries. Unless an elective or automatic lock was applied, the Segment maturity will be a certain number of years from the Segment start date, where the number of years is the duration of the Indexed Account. If the Segment Maturity Date is a weekend, holiday, or other non-Business Day, maturity processing will be delayed until the next Business Day; however, the Segment Maturity Date will not change.
Unless the Segment has the Annual Lock with a Buffer crediting method, the Segment rate of return is based on a single point in time.
Segment Value Lock. At any time during a Segment You may request an elective lock of the Segment value. The Segment Lock Date is the Business Day We receive Your request to do an elective lock. Elective lock is currently available for all Indexed accounts.
For Segments that allow an automatic lock, at any time during a Segment You may set an Automatic Lock Target to automatically lock the Segment Value. The Segment Value will be monitored daily and will be automatically locked if the Segment return to date is equal to or greater than the Automatic Lock Target at the close of a Business Day. If the Segment return to date does not equal or exceed the Automatic Lock Target before the Segment Maturity Date, the Segment Value will not be automatically locked in.
The Segment Lock Date is the first Business Day that (1) is on or after the Day You set an Automatic Lock Target and (2) the Segment return to date equals or exceeds the Automatic Lock Target. Automatic Lock is currently available with all indexed accounts except Annual Lock and Income Choice. The Automatic Lock Target must be a positive percentage and can include up to one decimal point (e.g., 10.5%). For Segments with durations longer than one year, the Automatic Lock Target will apply for the entire duration of the Segment (unless You change the percentage). For most Segments, if You set an automatic lock target that is close to or exceeds the applicable Cap or Contingent Return, it is unlikely the Segment will lock before the Segment maturity date. However, for Dual Directional Segments, a Segment return higher than the Cap is possible when the Index return is negative and the Buffer level is greater than the Cap. Except for certain Dual Directional Segments, it is recommended You set an Automatic Lock Target that is lower than the applicable Cap or Contingent Return. Before the Segment Lock Date, You can change the Automatic Lock Target or cancel Your request and remove the Automatic Lock Target. If You request an elective lock on a Segment that has an Automatic Lock Target set, We will process the elective lock (even if the Segment return to date is less than the Automatic Lock Target) and automatically cancel the Automatic Lock request.

The Segment return to date on a Business Day is calculated at close of business as follows:
(Segment value / Investment Base) - 1
Only one Segment Value lock (either elective or automatic) is allowed during a Segment. After the Segment Lock Date no other elective or automatic locks are available for that Segment.
The Segment value is locked as of close of business on the Segment Lock Date and will not change for the remainder of the Segment, unless a surrender is taken from the Segment. For Segments with a duration longer than one year, the Segment Maturity Date will be changed to the next Contract Anniversary date if the original Segment Maturity Date was a later Contract Anniversary date. On the Segment Maturity Date, a Segment rate of return will not be calculated and applied as described in the Segment Value On The Segment Maturity Date provision.
We reserve the right to not allow an elective or automatic lock for certain Indexed Accounts. Additionally for open Segments that are not locked, We reserve the right to no longer allow an elective or automatic lock and will provide at least 10 days notice.
Crediting Methods
Each Indexed Account will have a Crediting Method that is used to calculate the Segment rate of return on the Segment Maturity Date. The Crediting Methods We offer may include the elements listed below.
Annual Fee. The Annual Fee is a declared fee applicable for each year of a Segment for certain Crediting Methods. The Annual Fee for our currently offered Indexed Accounts will never be greater than the guaranteed maximum Annual Fee. Initial Annual Fees applicable to You are shown in Your Contract. The “Total Fee” equals the Annual Fee multiplied by the number of years in the Segment.
Annualized Income Rate. A declared annualized percentage that is used to determine the Monthly Income for the Income Choice crediting method. The Annualized Income Rate for our currently offered Indexed Accounts will never be less than the guaranteed minimum Annualized Income Rate. Initial Annualized Income Rates applicable to You are shown in Your Contract.

38 RiverSource Structured Solutions 2 annuity — Prospectus

Buffer. A protection option for certain Crediting Methods. The Buffer percentage is the maximum percentage decrease in the Index before You will incur a loss for that Segment. If the Index rate of return is a loss that exceeds the Buffer percentage, the Index rate of return will be reduced by the Buffer percentage. If the Index rate of return is between zero and the Buffer percentage (inclusive of the Buffer percentage), the Segment rate of return depends on the crediting method as shown below:
Crediting Method	Segment Return
•Point to Point with a Buffer	0% less the total fee
•Annual Lock with a Buffer	0%
•Contingent Return Point to Point with a Buffer	Contingent Return
•Contingent Return Point to Point with a Trigger	Contingent Return
•Income Choice Point to Point with a Buffer	0%
•Dual Directional Point to Point with a Buffer	Absolute value of the index return
The Buffer percentage for each applicable Indexed Account will not change for the duration of Your Contract.
Cap. The Cap is the maximum rate of return for a Segment when the Index rate of return is positive for certain crediting methods. It may limit the amount of any positive rate of return. For Segments with a duration longer than one year, the Cap is for the duration of the Segment. The Cap would be lower if it was measured on an annual basis. The Cap for our currently offered Indexed Accounts will never be less than the guaranteed minimum Cap. Certain Segments may have no declared Cap so there is not a limit on the rate of return for those Segments. Initial Caps applicable to You are shown in Your Contract.
Contingent Return. A declared rate of return for certain crediting methods. You will earn a predetermined rate if the Index rate of return is positive or is a loss that does not exceed the Buffer or Trigger percentage. The Contingent Return for our currently offered Indexed Accounts will never be less than the guaranteed minimum Contingent Return. Initial Contingent Returns applicable to You are shown in Your Contract.
Monthly Anniversary. The same Day of each month following the Segment start date. If the Day does not exist in any month, We will consider the last calendar Day of that month as the Monthly Anniversary.
Monthly Income. The amount payable each month for a Segment with an Income Choice Crediting Method.
Multiple Indexes. If the Segment references multiple Indexes (i.e. S&P 500 and Russell 2000), We will calculate the Index rate of return for each Index and use the lesser of those Index returns to determine the Segment rate of return. For example, if the S&P rate of return is -5% and the Russell 2000 rate of return is -7%, then -7% will be used to determine the rate of return for the Segment. You may find these options beneficial to You since the Cap, Contingent Return, Annualized Income Rate, or Upside Participation Rate will be generally higher for Segments that reference two Indexes compared to the equivalent Segment that references one Index. However, there is also a higher likelihood that the Segment that references two Indexes will have a loss that exceeds the Buffer or Trigger since the Segment uses the lowest Index rate of return for two Indexes.
Trigger. A protection option for a Contingent Return Crediting Method. The Trigger percentage is the maximum percentage decrease in the Index before You will incur a loss for that Segment. If the Index rate of return is a loss that exceeds the Trigger percentage, this option provides no protection, and the Segment will incur the full loss (unlike the Buffer protection that would reduce the loss). If the Index Rate of Return is between zero and the Trigger percentage (inclusive of the Trigger percentage), the Segment rate of return will be equal to the Contingent Return (i.e. the Segment will have a positive return even though the Index has a loss). For example, if a Segment has a Contingent Return of 5% and a Trigger of -30%, You will earn 5% if the Index rate of return is positive or between zero and -30% (including -30%). If the Index rate of return is -35%, You will have a loss of -35%. The Trigger percentage for each applicable Indexed Account will not change for the duration of Your Contract.
Upside Participation Rate. The Upside Participation Rate is a specified percentage applied to the Index performance that is used to calculate the Segment rate of return for certain crediting methods. It applies only to positive Index performance. The Upside Participation Rate will be 100% or greater. Initial Upside Participation Rates applicable to You are shown in Your Contract.
The Crediting Method of an Indexed Account determines the rate of return for the Segment as described below. At certain times, We may not offer Indexed Accounts that use all Crediting Methods. On a Contract Anniversary, any Contract Value in the Interim Account, or a Segment that is maturing (excluding any amounts transferred to the interim account for the automated transfer program) can be allocated to any available Indexed Accounts with their applicable Crediting Methods. After the MVA period or after a spousal continuation, You can also transfer to the Interim Account on a Contract Anniversary. Before each contract anniversary, We will notify You of the available Indexed Accounts, the applicable Crediting Methods, and the availability of the Interim Account.

RiverSource Structured Solutions 2 annuity — Prospectus 39

For available Indexed Accounts, see table in the “Investment Options – Indexed Accounts”.
Point-to-Point with a Buffer
The Index rate of return is calculated as follows:
(A/B) – 1 where:
A = the Index Value on the Segment Maturity Date
B = the Index Value on the Segment start date
If the Index rate of return is positive or zero, the rate of return for the Segment will be the lesser of the following:
(1) the Cap for the Segment minus the “total fee”; or
(2) the Index rate of return multiplied by the Upside Participation Rate for the Segment, minus the “total fee”.
If the Segment does not have a Cap, number 1 above does not apply.
If the Index rate of return is negative and between zero and the Buffer (inclusive of the Buffer), the Segment rate of return will equal zero minus the "total fee."
If the Index rate of return is negative and is more negative than the Buffer, the Segment rate of return will equal the Index rate of return, plus the absolute value of the Buffer, minus the "total fee."
EXAMPLE:
This hypothetical example assumes:
•
Buffer = - 10%
•
Cap = 7%
•
Upside Participation rate = 110%
•
“Total fee” = 1%
•
Index Value on the Segment Start Date = 1000
•
Investment Base = $100,000
Scenario	Index Value on Segment Maturity Date	Index Rate of Return	Segment Rate of Return	Segment Value on Segment Maturity Date
1	1100	(1100/1000) - 1 = 10.00%	6.00%	$106,000.00
2	1050	(1050/1000) - 1 = 5.00%	4.50%	$104,500.00
3	950	(950/1000) - 1 = -5.00%	-1.00%	$99,000.00
4	850	(850/1000) - 1 = -15.00%	-6.00%	$94,000.00
Scenario 1: the Segment rate of return is limited by the 7% Cap, and then the 1% total fee is deducted.
Scenario 2: the 5% Index rate of return is multiplied by the 110% Upside Participation Rate, and then the 1% total fee is deducted.
Scenario 3: the Buffer reduces the loss to 0% and then the 1% total fee is deducted.
Scenario 4: the Buffer reduces the loss to -5% and then the 1% total fee is deducted.
Annual Lock with a Buffer
On each Contract Anniversary during the Segment and on the Segment Maturity Date, the Index rate of return is calculated as follows:
(A/B) – 1 where:
A = the Index Value on that Contract Anniversary
B = the Index Value on the prior Contract Anniversary (use the Index Value on the Contract Date for the first Contract Year)
If the Index rate of return is positive or zero, the annual lock return for the year will be the lesser of the following:
•
the Cap (if applicable) for the Segment; or
•
the Index rate of return.
If the Index rate of return is negative and between zero and the Buffer (inclusive of the Buffer), the annual lock return for the year is zero.

40 RiverSource Structured Solutions 2 annuity — Prospectus

If the Index rate of return is negative and is more negative than the Buffer, the annual lock return for the year will equal the Index rate of return plus the absolute value of the Buffer.
The Segment rate of return is a cumulative rate based on the annual lock return for each year of the Segment.
The Upside Participation Rate for this Crediting Method is 100% and will not change.
This crediting method may not always be available.
EXAMPLE:
This hypothetical example assumes:
•
Duration = 3 years
•
Buffer = -10%
•
Cap = 7%
•
Index Value on the Segment start date = 1000
•
Investment Base = $100,000
Year	Index Value on Prior Anniversary	Index Value on Current Anniversary	Index Rate of Return	Annual Lock Return	Annual Lock Value
1	1000.00	1100.00	(1100.00/1000.00) - 1 = 10.00%	7.00%	$107,000.00
2	1100.00	1045.00	(1045.00/1100.00) -1 = -5.00%	0.00%	$107,000.00
3	1045.00	919.60	(919.60/1045.00) - 1 = -12.00%	-2.00%	$104,860.00
Year 1: the Annual Lock return is limited by the 7% Cap
Year 2: the Buffer reduces the loss to 0%
Year 3: the Buffer reduces the loss to -2%
The Segment Rate of Return = 4.86% (the cumulative return is equal to (1 + 7%) x (1 + 0%) x (1 + -2%) - 1).
Segment Value on Segment Maturity Date = Investment Base x (1 + Segment Rate of Return) = $104,860.00.
Contingent Return Point-to-Point with a Buffer
The Index rate of return is calculated as follows:
(A/B) – 1 where:
A = the Index Value on the Segment Maturity Date
B = the Index Value on the Segment start date
If the Index rate of return is more negative than the Buffer, the Segment rate of return will equal the Index rate of return plus the absolute value of the Buffer, minus the “total fee”; otherwise, the Segment rate of return will equal the Contingent Return for the Segment minus the “total fee”.
This crediting method may not always be available.
EXAMPLE:
This hypothetical example assumes:
•
Buffer = -10%
•
Contingent Return = 6%
•
“Total Fee” = 0%
•
Index Value on the Segment start date = 1000
•
Investment Base = $100,000
Scenario	Index Value on Segment Maturity Date	Index Rate of Return	Segment Rate of Return	Segment Value on Segment Maturity Date
1	1100	(1100/1000) - 1 = 10.00%	6.00%	$106,000
2	1030	(1030/1000) - 1 = 3.00%	6.00%	$106,000
3	950	(950/1000) - 1 = -5.00%	6.00%	$106,000
4	850	(850/1000) - 1 = -15.00%	-5.00%	$95,000
Scenarios 1 and 2: the Segment rate of return is equal to the Contingent Return if the Index rate of return is positive.

RiverSource Structured Solutions 2 annuity — Prospectus 41

Scenario 3: the Segment rate of return is equal to the Contingent Return if the Index rate of return is negative but the loss does not exceed the Buffer.
Scenario 4: the Buffer reduces the loss to -5%.
EXAMPLE:
This hypothetical example assumes the Segment references two Indexes:
Buffer = -10%
Contingent Return = 6%
“Total Fee” = 0
Index #1 Value on the Segment start date = 1000
Index #2 Value on the Segment start date = 2000
Investment Base = $100,000
Scenario	Index #1 Value on Segment Maturity Date	Index #1 Rate of Return	Index #2 Value on Segment Maturity Date	Index #2 Rate of Return	Segment Rate of Return	Segment Value on Segment Maturity Date
1	1200	(1200/1000) - 1 = 20.00%	2200	(2200/2000) - 1 = 10.00%	6.00%	$106,000
2	1030	(1030/1000) - 1 = 3.00%	2030	(2030/2000) - 1 = 1.50%	6.00%	$106,000
3	950	(950/1000) - 1 = -5.00%	1950	(1950/2000) - 1 = -2.50%	6.00%	$106,000
4	850	(850/1000) - 1 = -15.00%	2100	(2100/2000) - 1 = 5.00%	-5.00%	$95,000
Scenarios 1 and 2: the Index rate of return is based on Index #2 since it is lower; the Segment rate of return is equal to the Contingent Return if the Index rate of return is positive.
Scenario 3: the Index rate of return is based on Index #1 since it is lower; the Segment rate of return is equal to the Contingent Return if the Index rate of return is negative but the loss does not exceed the Buffer.
Scenario 4: the Index rate of return is based on Index #1 since it is lower; the Buffer reduces the loss to -5%.
Contingent Return Point-to-Point with a Trigger
The Index rate of return is calculated as follows:
(A/B) – 1 where:
A = the Index Value on the Segment Maturity Date
B = the Index Value on the Segment start date
If the Index rate of return is more negative than the Trigger, the Segment rate of return will equal the Index rate of return; otherwise, the Segment rate of return will equal the Contingent Return for the Segment.
This Crediting method may not always be available.
EXAMPLE:
This hypothetical example assumes:
•
Trigger = -30%
•
Contingent Return = 5%
•
Index Value on the Segment start date = 1000
•
Investment Base = $100,000
Scenario	Index Value on Segment Maturity Date	Index Rate of Return	Segment Rate of Return	Segment Value on Segment Maturity Date
1	1100	(1100/1000) - 1 = 10.00%	5.00%	$105,000
2	1030	(1030/1000) - 1 = 3.00%	5.00%	$105,000
3	850	(850/1000) - 1 = -15.00%	5.00%	$105,000
4	650	(650/1000) - 1 = -35.00%	-35.00%	$65,000
Scenarios 1 and 2: the Segment rate of return is equal to the Contingent Return if the Index rate of return is positive
Scenario 3: the Segment rate of return is equal to the Contingent Return if the Index rate of return is negative but the loss does not exceed the Trigger.

42 RiverSource Structured Solutions 2 annuity — Prospectus

Scenario 4: the Trigger provides no protection if the Index rate of return is negative and the loss exceeds the Trigger.
Income Choice Point-to-Point with a Buffer
The Monthly Income is payable to You as a partial surrender, unless You notify Us anytime during the Segment to transfer the remaining Monthly Income to the Interim Account according to any procedures that are then currently in effect. Monthly Income is payable on each Monthly Anniversary except the last Monthly Income for the Segment which will be payable on the Day before the Contract Anniversary.

After a spousal continuation or ownership change or if You choose to stop receiving Your Income Choice monthly income, the payments will be redirected to the interim account for the remainder of the contract year. For any new Income Choice segments that start on the next contract anniversary, the Monthly Income will automatically be payable directly to You again (unless You once again redirect them to the Interim Account).
Monthly Income is calculated as follows:
(a × b)/c	where:

a	=	the Investment Base for the Segment on the date Monthly Income is payable
b	=	the Annualized Income Rate
c	=	12
Partial surrenders of the Monthly Income may be subject to a Surrender Charge; however a Market Value Adjustment does not apply.
The Investment Base is not adjusted due to partial surrenders of the Monthly Income.
The Index rate of return is calculated as follows:
(A/B) – 1 where:
A = the Index Value on the Segment Maturity Date
B = the Index Value on the Segment start date
If the Index rate of return is more negative than the Buffer, the Segment rate of return will equal the Index rate of return plus the absolute value of the Buffer; otherwise, the Segment rate of return will equal zero.
This crediting method may not always be available.
EXAMPLE:
This hypothetical example assumes:
•
Buffer = -10%,
•
Annualized Income Rate = 6%,
•
Investment Base= $100,000,
•
Index Value on the Segment start date = 1000.
•
The Monthly Income equals $500 (the $100,000 Investment Base is multiplied by the 6% Annualized Income Rate and divided by 12). The total income received during the contract year equals $6,000.
Scenario	Index Value on Segment Maturity Date	Index Rate of Return	Segment Rate of Return (excluding Monthly Income)	Segment Value on Segment Maturity Date
1	1100	(1100/1000) - 1 = 10.00%	0.00%	$100,000
2	950	(950/1000) - 1 = -5.00%	0.00%	$100,000
3	850	(850/1000) - 1 = -15.00%	-5.00%	$95,000
Scenario 1: the Segment rate of return is equal to zero if the Index rate of return is positive.
Scenario 2: the Segment rate of return is equal to zero if the Index rate of return is negative but the loss does not exceed the Buffer.
Scenario 3: the Buffer reduces the loss to -5%.

RiverSource Structured Solutions 2 annuity — Prospectus 43

Dual Directional Point-to-Point with a Buffer
The Index rate of return is calculated as follows:
(A/B) – 1 where:
A = the Index Value on the Segment Maturity Date
B = the Index Value on the Segment start date
If the Index rate of return is positive or zero, the Segment rate of return will be the lesser of the following:
(1) the Cap for the Segment minus the “total fee”; or
(2) the Index rate of return multiplied by the Upside Participation Rate for the Segment, minus the “total fee”.
If the Segment does not have a Cap, number 1 above does not apply.
If the Index rate of return is negative and between zero and the Buffer (inclusive of the Buffer), the Segment rate of return will equal the absolute value of the index rate of return minus the "total fee."
If the Index rate of return is negative and is more negative than the Buffer, the Segment rate of return will equal the Index rate of return, plus the absolute value of the Buffer, minus the "total fee."
This Crediting method may not always be available.
EXAMPLE:
This hypothetical example assumes:
•
Buffer = - 10%
•
Cap = 7%
•
Upside Participation rate = 110%
•
“Total fee” = 0%
•
Index Value on the Segment Start Date = 1000
•
Investment Base = $100,000
Scenario	Index Value on Segment Maturity Date	Index Rate of Return	Segment Rate of Return	Segment Value on Segment Maturity Date
1	1100	(1100/1000) - 1 = 10.00%	7.00%	$107,000.00
2	1050	(1050/1000) - 1 = 5.00%	5.50%	$105,500.00
3	950	(950/1000) - 1 = -5.00%	5.00%	$105,000.00
4	850	(850/1000) - 1 = -15.00%	-5.00%	$95,000.00
Scenario 1: the Segment rate of return is limited by the 7% Cap.
Scenario 2: the 5% index rate of return is mulitplied by the 110% Upside Participation Rate.
Scenario 3: If the index rate of return is negative but the loss does not exceed the buffer, the Segment rate of return is the absolute value of the index rate of return.
Scenario 4: the Buffer reduces the loss to -5%.
Renewal Interest Rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates, and Annual Fees
On each Contract Anniversary We declare renewal:
•
interest rates for the Interim Accounts;
•
Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates, and Annual Fees for each Indexed Account if applicable.
Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates, and Annual Fees for each Segment are guaranteed until the Segment Maturity Date.
The renewal interest rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates, and Annual Fees are determined by Us and at Our discretion. They may be based on various factors including, but not limited to, the interest rate environment, returns earned on investments backing these annuities, product design, competition, Our revenues and expenses, cost of hedging, and the interest rates, Caps, Contingent Returns, Upside Participation Rates, Annualized Income Rates, and Annual Fees, currently in effect for new and existing annuity contracts issued by Us.

44 RiverSource Structured Solutions 2 annuity — Prospectus

Renewal rates are different from initial rates used for new contracts and can be higher or lower than initial rates for new contracts. To help You determine Your allocations on Your Contract anniversary, We will send You a written or electronic notice of renewal rates at least 14 days before each Contract Anniversary.
The interest rates for the Interim Account will not be less than the Guaranteed Minimum Interest Rate. Caps, Contingent Returns, Upside Participation Rates, and Annualized Income Rates will not be less than the Guaranteed Minimum Caps, Guaranteed Minimum Contingent Returns, Guaranteed Minimum Upside Participation Rates, and Guaranteed Minimum Annualized Income Rates, respectively, and Annual Fees will not exceed the Guaranteed Maximum Annual Fees.
Transfers
You may request a transfer once each Contract Year during the 30-day Transfer Window that ends on the Contract Anniversary. During the MVA period, You may transfer Contract Value in any Segments that mature on the next Contract Anniversary (and if appliable, any Contract Value in the Interim Account that was automatically transferred but not surrendered during the contract year) to any available Indexed Accounts. If you are using the optional automated transfer program, the Contract Value that can be transferred will be reduced for any amounts that are transferred automatically to the Interim Account. After the MVA Period or after spousal continuation, You may also transfer to or from the Interim Account on each Contract Anniversary. You may not request a transfer from any Segments that will not mature on the next Contract Anniversary.
Transfers requested during the Transfer Window will be effective as of the next Contract Anniversary. If the last day of the Transfer Window is not a Business Day, the transfer instructions must be completed by the close of the NYSE (4:00 pm Eastern time unless the NYSE closes earlier) on the prior Business Day. You may request a transfer by Written Request or other method agreed to by Us.
We reserve the right to prohibit or limit any transfers to an Indexed Account that would have a Segment Maturity Date after the Annuitization Start Date.
We also reserve the right to limit in Our sole discretion how the Contract Value can be allocated among the Interim Account and available Indexed Accounts, such as requiring a minimum amount in each Segment or limiting the number of open Segments. Currently, there are no limitations in place.
On the Contract Anniversary
1.
The Contract Value will be transferred according to instructions received during the Transfer Window as described above.
2.
If no transfer instructions are received and You have elected automatic rebalancing, We will make automatic transfers using Your current election instructions and according to any procedures that are then currently in effect. You may change Your election instructions at any time. We reserve the right to discontinue automatic rebalancing.
3.
If 1 and 2 do not apply, any Contract Value in the Interim Account will remain in the Interim Account, and any Contract Value in a Segment that is maturing (excluding any amounts transferred for the optional automated transfer program) will renew into a new Segment for the same Indexed Account. If the Indexed Account is no longer available, the Contract Value in that Segment will automatically transfer to an allocation option We declare, unless otherwise directed by You. We will send You notification showing the available Indexed Accounts at least 14 days before the Contract Anniversary if You have Contract Value that can be transferred on that Contract Anniversary.
Automatic Rebalancing
If You are invested only in 1-Year Indexed Accounts and the Interim Account (if available), You have the option to elect automatic rebalancing for Your Contract. You can elect this option any time by sending Us a Written Request or by other method agreed to by Us. If automatic rebalancing is elected, on each Contract Anniversary We will reallocate Your Contract Value between all 1-Year Indexed Accounts and the Interim Account (if available) according to Your current election instructions for the Contract.
If You request a transfer between accounts, automatic rebalancing will be cancelled and will not occur on the Contract Anniversary. You can re-enroll in automatic rebalancing after the Contract Anniversary.
If a Contract currently has multi-year Segments open, You must wait for them all to mature, transfer all the money out of the multi-year Indexed accounts, and then You can request to turn on automatic rebalancing to be effective on the following Contract Anniversary.
Automatic rebalancing will turn off upon any ownership change, including spousal continuation and inherited IRA set up after death.  The new owner would need to request the feature to be turned on and provide updated election instructions at that time.
We reserve the right to cancel automatic rebalancing at any time, for any reason.

RiverSource Structured Solutions 2 annuity — Prospectus 45

You may discontinue automatic rebalancing at any time by sending Us a Written Request or by other method agreed to by Us.
Optional Automated Transfer Program
We currently offer an optional automated transfer program. While You are enrolled in this program, before We process any other transfer instructions or automatic rebalancing on the Contract Anniversary, We will transfer the amount You request to the Interim Account according to any procedures that are then currently in effect. Any transfer instructions or automatic rebalancing described above will apply to any remaining Contract Value in the Interim Account and any Segments that mature on that Contract Anniversary.
If you have money allocated to Contingent Return Indexed Accounts with a 1-year duration and you have set up automated partial surrenders for any Contingent Return earnings, then You will be enrolled in the Automated Transfer Program. On each Contract Anniversary, we will automatically transfer any earnings that are greater than $0 from the 1-year Segments with a Contingent Return to the Interim Account (subject to the Total Free Amount). For example, if the Contingent Return earnings in two Segments are $1,000 and $500, we will automatically transfer those amounts from each Segment and move $1,500 to the Interim Account on the Contract Anniversary. We will not transfer amounts from Segments with a negative return or a duration longer than 1-year.
The Contingent Return earnings transferred to the Interim Account cannot exceed the Total Free Amount. If the transfer is limited by the Total Free Amount, then the amount transferred will be proportional to the positive earnings, if any, in each Segment with a Contingent Return. For example, if the Contingent Return earnings in two Segments are $1,000 and $500 on the Contract Anniversary and the Total Free Amount is $1,200, then we will automatically transfer $800 and $400 respectively from the two Segments and move $1,200 to the Interim Account.
Partial surrenders are deducted from the Interim Account first so You may find the Automated Transfer Program beneficial if You wish to limit partial surrenders from Segment Values that are subject to daily fluctuations and to avoid the Segment Value calculation before the Segment Maturity Date. Also, partial surrenders from the interim account are not subject to a Market Value Adjustment.
You may cancel the Automated Transfer Program at any time. If You cancel this program or if you cancel automated partial surrenders, any Contract Value in the Interim Account will remain in that account until the next Contract Anniversary. We reserve the right to no longer offer the Automated Transfer Program at any time.
Surrenders
You may surrender all or part of Your Contract Value at any time before the Annuitization Start Date by sending Us a Written Request or by other method agreed to by Us. Federal and state income taxes may apply to distributions from the Contract and a 10% penalty tax may apply if the distribution occurs before Your age 59½. See “Taxes.”
Partial surrenders and full surrenders may be subject to Surrender Charges and a Market Value Adjustment. Certain surrenders are not subject to Surrender Charges. See “Surrender Charge” below. Certain surrenders are not subject to Market Value Adjustments. See "Market Value Adjustments" below.
Your surrender will normally be paid to You within seven Days of the receipt of Your Written Request and the return of this Contract, if required. We reserve the right to defer surrenders for any period the U.S. Securities and Exchange Commission determines the existence of emergency conditions and, consequently, the NYSE does not open for regular trading. Following any required regulatory approval, We have the right to defer payment for up to six months from the date We receive Your request. In such circumstance, the delay will be made in accordance with the requirements of the state in which the Contract is issued for delivery.
For all partial surrenders except Income Choice Monthly Income: unless You request otherwise, the surrender will be deducted from the Interim Account first and then pro-rata from all Indexed Accounts. You may specify the partial surrender is to be deducted from the Interim Account and/or a specific Indexed Account(s). If an Indexed Account has multiple open Segments, the specified surrender will be deducted pro-rata from all open Segments for that Indexed Account. If You die following a surrender request, payment will be made to Your estate. Any amount surrendered is irrevocable. Upon surrender for the Surrender Value, this Contract will terminate.
The full Surrender Value at any time will be the Contract Value immediately prior to the surrender less any Surrender Charge less any rider charges, plus any Market Value Adjustment.
For a partial surrender, the amount paid to You will equal the amount withdrawn from the Contract Value, less any Surrender Charge, plus any Market Value Adjustment. Any amount withdrawn from a Segment before the Maturity Date will use the Segment Value calculation (based on the Investment Base and the proxy value). Please keep in mind that the Interim Account is not impacted by this calculation or exposed to market volatility. You should discuss with Your financial and/or tax adviser before requesting a partial surrender and which accounts it should come from.

46 RiverSource Structured Solutions 2 annuity — Prospectus

Any partial surrender You take under the Contract will reduce Your Contract Value. As a result, the value of any guaranteed death benefit will also be proportionately reduced. See “Death Benefits” for more information.
In addition, surrenders You are required to take to satisfy the RMDs under the Code may reduce the value of Your death benefit (see “Taxes — Qualified Annuities — Required Minimum Distributions”).
If You take a partial surrender from a Segment, the Segment Value is reduced by the dollar amount of the partial surrender. The Investment Base for each Segment will be reduced proportionally based on the percentage of Segment Value that is withdrawn. This means that if the Segment Value is higher than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the Segment Value is lower than the Investment Base at the time of a partial surrender, then the Investment Base is reduced by an amount that is more than the dollar amount withdrawn. Whether the Segment Value will be higher or lower than the Investment Base is generally dependent upon the performance of the Index in addition to other factors. See “Valuing Your Investment - Indexed Account(s) Value” for more information.
This mechanism allows the new Segment Value to reflect the current proxy value at all times during a Segment before the Segment Maturity Date.  As an analogy, when a shareholder of a security sells shares of the security to obtain a given dollar amount of proceeds, the number of shares still owned by the shareholder following the sale will be more or less depending on how low or high the share price was at the time of sale, A reduction in the Investment Base negatively impacts the Segment Value for the remainder of the Segment and will result in a lower Segment Value on the Maturity Date.
For each Segment that is reduced by a partial surrender, the Investment Base for that Segment will be reduced proportionately by:
a × b	where:
c

a	=	the amount of the partial surrender deducted from the Segment
b	=	the Investment Base for the Segment on the date of the surrender
c	=	the value in the Segment on the date of (but prior to) the surrender
See Appendix D for examples.
Receiving Payment

1 By regular or express mail
•
payable to You;
•
mailed to address of record.
NOTE: We will charge You a fee if You request express mail delivery.

2 By wire or other form of electronic payment
•
request that payment be wired to your bank;
•
pre-authorization required.
We may choose to permit You to have checks issued and delivered to an alternate payee or to an address other than Your address of record. We may also choose to allow You to direct wires or other electronic payments to accounts owned by a third-party. We may have additional Good Order requirements that must be met prior to processing requests to make any payments to a party other than the Owner or to an address other than the address of record. These requirements will be designed to ensure Owner instructions are genuine and to prevent fraud.
We may postpone payment of the amount attributable to a purchase payment as part of the total surrender amount until cleared from the originating financial institution.
Suspension or Delay of Payments or Transfers
We may be required to suspend or delay the payment of death benefits, the calculation of Segment Values before and at maturity, surrenders and transfers when we cannot obtain an Index Value under the following circumstances:
(i) the NYSE is closed (other than customary weekend and holiday closings);
(ii) trading on the NYSE is restricted;
(iii) an emergency exists such that we cannot value Segments; or
(iv) during any other period when a regulator by order, so permits.

RiverSource Structured Solutions 2 annuity — Prospectus 47

How to Request a Transfer or Surrender
You can request a transfer or surrender by Written Request or any other method agreed upon by Us.
Minimum amount
Surrenders:	$250*

Maximum amount
Surrenders:	Contract Value
*
The contract value after a partial surrender must be at least $500.
By automated partial surrenders
Your financial advisor can help You set up automated partial surrenders. You can start or stop this service by Written Request or other method acceptable to Us. You must allow 30 days for Us to change any instructions that are currently in place.
•
We currently offer three options, but only one is available at a time:
1. Fixed Dollar Amount - You elect the dollar amount and the frequency (e.g. $100 per month). Any automated partial surrender that exceeds the amount in the Interim Account will be deducted pro-rata from all open Segments using the current Segment Value. You do not have an option to request from which account to surrender.
2. Contingent Return Earnings - You can elect this option if any portion of Your contract value is currently allocated to any 1-year Contingent Return Indexed Accounts. On each contract anniversary, any positive Contingent Return earnings from 1-year Segments only (up to the Total Free Amount) will be transferred to the Interim Account under the Automated transfer program (see “Optional Automated Transfer Program”). Each automated partial surrender amount will be equal to the lesser of (1) remaining Interim Account value divided by the number of remaining automated partial surrenders for that contract year (based on the frequency you elect) and (2) the amount of Contingent Return earnings transferred to the interim account on the anniversary divided by the number of automated partial surrenders for that contract year. If there are no positive Contingent Return earnings or if the Interim Account value is zero, no automated partial surrenders will be processed for the remainder of that contract year.
3. Income Choice Monthly Income– If You allocate Your Purchase Payment or Contract Value to Income Choice Indexed Accounts, monthly Income is payable to You as automated partial surrenders, unless You choose to transfer the Monthly Income to the Interim Account according to any procedures that are then currently in effect. Monthly Income is payable on each Monthly Anniversary except the last Monthly Income for the Segment which will be payable on the Day before the Contract Anniversary.
•      Automated partial surrenders may result in income taxes and penalties on all or part of the amount surrendered.
Minimum amount: $50	(we may waive the minimum amount for options 2 and 3 above)

Maximum amount: None
By telephone
Please work with Your financial advisor or call our corporate office at 1-800-862-7919 to request a surrender.
Minimum amount
Surrenders:	$250

Maximum amount
Surrenders:	$100,000
We answer telephone requests promptly, but You may experience delays when the call volume is unusually high.
We will honor any telephone transfer or surrender requests that We believe are authentic and We will use reasonable procedures to confirm that they are. This includes asking identifying questions and recording calls. As long as We follow the procedures, We (and Our affiliates) will not be liable for any loss resulting from fraudulent requests.
You may request that telephone transfers or surrenders not be authorized from Your account by writing to Us. Transfers requested during the Transfer Window will be effective as of the next Contract Anniversary.

48 RiverSource Structured Solutions 2 annuity — Prospectus

Death Benefits
Standard Death Benefit
We will pay the Standard death benefit to Your beneficiary upon Your death if You die before the Annuitization Start Date with the Contract Value greater than zero. If a Contract has more than one person as the Owner, We will pay benefits upon the first to die of any Owner.
If You are age 80 or younger on the date We issue the Contract or the date of the most recent covered life change, We will pay the beneficiary the greatest of:
•
the Contract Value, after any rider charges have been deducted; or
•
the full surrender value; or
•
the Return of Purchase Payment (ROPP) Value.
If You are age 81 or older on the date We issue the Contract or the date of the most recent covered life change, We will pay the beneficiary the greater of:
•
the Contract Value, after any rider charges have been deducted; or
•
the full surrender value.
If You take a partial surrender, the ROPP Value will be reduced proportionally based on the percentage of Contract Value that is withdrawn. This means that if the Contract Value is higher than the ROPP Value at the time of a partial surrender, then the ROPP Value is reduced by an amount that is less than the dollar amount withdrawn.  Conversely, if the Contract Value is lower than the ROPP Value at the time of a partial surrender, then the ROPP Value is reduced by an amount that is more than the dollar amount withdrawn.
Here are some terms that are used to describe the Standard Death benefit and optional death benefits:
ROPP Value: is the purchase payment on the Contract issue date. Adjusted partial surrenders will be subtracted from the ROPP value.
Adjustments for Partial Surrenders: Adjustments for partial surrenders are calculated for each partial surrender using the following formula:
Adjusted partial surrenders	=	a × b
c

a	=	the amount your contract value is reduced by the partial surrender.
b	=	the applicable ROPP value or MAV on the date of the partial surrender.
c	=	the contract value on the date of (but prior to) the partial surrender.
If you take a partial surrender, the applicable ROPP or MAV will be reduced proportionally based on the percentage of contract value that is withdrawn. This means that if the contract value is higher than the ROPP or MAV at the time of a partial surrender, then the ROPP or MAV is reduced by an amount that is less than the dollar amount withdrawn. Conversely, if the contract value is lower than the ROPP or MAV at the time of a partial surrender, then the ROPP or MAV is reduced by an amount that is more than the dollar amount withdrawn.
Covered Life Change: is either continuation of the Contract by a spouse under the Spouse’s Option to Continue Contract provision, or an ownership change where any Owner after the ownership change was not an Owner prior to the change.
Full Surrender Value: is the contract value immediately prior to the surrender (immediately prior to payment of a death claim for death benefits):
•
less any Surrender Charge, and
•
less any pro rata rider charges, and
•
plus any Market Value Adjustment.
For a spouse who continues the contract and is age 80 or younger, we set the ROPP value to the contract value on the date of the continuation after any rider charges have been deducted and after any increase to the contract value due to the death benefit that would otherwise have been paid.
After a covered life change other than for the spouse who continues the contract, if the prior owner and all current owners are eligible for the ROPP Death Benefit, We reset the ROPP value on the valuation date we receive Your written request for the ownership change to the contract value after any rider charges have been deducted, if the contract value is less. If the prior owner was not eligible for the ROPP Death Benefit, but the new owner is eligible, We reset the ROPP value to the contract value after any rider charges have been deducted on the business day We receive Your request for the ownership change.

RiverSource Structured Solutions 2 annuity — Prospectus 49

Examples – Standard ROPP Death Benefit:
Assumptions:
•
You purchase the contract with a payment of $100,000: and
•
During the second Contract Year You take a $5,000 partial surrender. Contract Value will be reduced by the dollar amount of the partial surrender.

#1 Down Market Example:
Contract Value (before the partial surrender):	$85,000.00
Purchase payment minus adjusted partial surrenders:
Total purchase payment:	$100,000.00
minus adjusted partial surrenders, calculated as:
$5,000 × $100,000 =	–5,882.35
$85,000
for a ROPP death benefit of:	$94,117.65
The full surrender value (after the partial surrender):	$73,500.00
The Death Benefit is greatest of Contract Value (after the partial surrender), full surrender value and ROPP:	$94,117.65

#2 Up Market Example:
Contract Value (before the partial surrender):	$110,000.00
Purchase payment minus adjusted partial surrenders:
Total purchase payment:	$100,000.00
minus adjusted partial surrenders, calculated as:
$5,000 × $100,000 =	–4,545.45
$110,000
for a ROPP death benefit of:	$95,454.55
The full surrender value (after the partial surrender):	$97,450.00
.The Death Benefit is greatest of Contract Value (after the partial surrender), full surrender value, and ROPP:	$105,000.00
Optional Death Benefits
In addition to the Standard Death Benefit, we also offer the following optional death benefits, which provide a death benefit that equals or exceeds the Standard Death Benefit:
•
ROPP Death Benefit and
•
MAV Death Benefit.
The optional death benefits listed above must be elected at the time you purchase your contract. Once you elect a death benefit, you cannot change it; however, the death benefit that applies to your contract may change due to an ownership change or continuation of the contract by the spouse under the Spouse’s Option to Continue Contract provision.
Be sure to discuss with your financial advisor whether or not this death benefit is appropriate for your situation. We will pay the death benefit to Your beneficiary upon Your death if You die before the Annuitization Start Date with the Contract Value greater than zero. If a Contract has more than one person as the Owner, We will pay benefits upon the first to die of any Owner.
Optional Return of Purchase Payment (ROPP) Death Benefit
The ROPP Death Benefit will pay Your beneficiaries no less than your purchase payment, adjusted for partial surrenders. If You die before the annuitization start date and while this Contract is in force, the death benefit will be the greatest of:
1.
the contract value after any rider charges have been deducted; or
2.
the ROPP Value, or
3.
the full surrender value.

50 RiverSource Structured Solutions 2 annuity — Prospectus

For a spouse who continues the contract and is age 81 or older, We reset the ROPP value to the Contract Value on the date of the continuation after any rider charges have been deducted and after any increase to the Contract Value due to the death benefit that would otherwise have been paid. If the spouse who continues the contract is age 80 or younger, the optional ROPP Death Benefit will terminate and the Standard Death Benefit will apply.
After a covered life change other than for the spouse who continues the contract, if any Owner is age 81 or older We reset the ROPP value on the business day We receive your request for the ownership change to the Contract Value after any rider charges have been deducted, if the Contract Value is less. If all Owners are age 80 or younger, the optional ROPP Death Benefit will terminate and the Standard Death Benefit will apply.
If You take a partial surrender, the ROPP Value will be reduced proportionally based on the percentage of Contract Value that is withdrawn. This means that if the Contract Value is higher than the ROPP Value at the time of a partial surrender, then the ROPP Value is reduced by an amount that is less than the dollar amount withdrawn.  Conversely, if the Contract Value is lower than the ROPP Value at the time of a partial surrender, then the ROPP Value is reduced by an amount that is more than the dollar amount withdrawn.
For an example, see Appendix G.
Maximum Anniversary Value (MAV) Death Benefit
The MAV Death Benefit provides that if you die while the contract is in force and before the annuitization start date, the death benefit will be the greatest of these values:
•
the Contract Value after any rider charges have been deducted; or
•
the full surrender value; or
•
the ROPP value; or
•
the MAV.
The MAV equals the ROPP value prior to the first contract anniversary. Every contract anniversary prior to the earlier of the oldest owner’s 91st birthday and prior to any owner’s death, if the Contract Value is greater than the MAV, We reset the MAV to the Contract Value. The Contract Value used will be after all returns have been calculated and rider fees have been deducted. The MAV is decreased by adjusted partial surrenders.
After a covered life change other than for a spouse who continues the contract, if all owners are age 80 or younger, we reset the MAV on the business day we receive your request for the ownership change to the lesser of these two values:
(a)
the Contract Value after any rider charges have been deducted, or
(b)
the MAV on that date, but prior to the reset.
If any owner is age 81 or older at the time of the covered life change, the MAV death benefit will terminate and the Standard Death Benefit will apply.
On and after the oldest owner’s 91st birthday, the MAV is not reset annually, but will continue to be adjusted for partial surrenders.
For an example, see Appendix G.
Termination of the ROPP and MAV Riders
These riders cannot be terminated either by You or Us except as follows:
•
If there has been a "covered life change" where You, as redefined, were younger than age 81 for ROPP or older than age 80 for MAV on the date of the "covered life change," then the rider will terminate and the Standard Death Benefit will apply.
•
After the death benefit is paid, the rider will terminate
•
The rider will terminate after a spousal continuation if the spouse is younger than age 81 for ROPP or older than age 80 for MAV on the date of the continuation.
•
On the Annuitization Start Date, the rider will terminate.
•
In relation to certain increases to the annual rider fee as described in the Optional Death Benefit provision, Your Written Request will terminate the rider.
•
Termination of the contract for any reason will terminate the rider.
Upon termination of this rider, any additional death benefit provided by the rider will not be payable upon Your death. Upon termination, this rider may not be reinstated.

RiverSource Structured Solutions 2 annuity — Prospectus 51

If You Die Before the Annuitization Start Date
When paying the beneficiary, We will process the death claim on the Business Day Our death claim requirements are fulfilled. We will determine the Contract Value on that Business Day using the method described in “Valuing Your Investment.” We will pay interest, if any, at a rate no less than required by law. We will mail payment to the beneficiary within seven days after our death claim requirements are fulfilled.
When paying multiple beneficiaries, We will process the death claim of each beneficiary on the Business Day when the beneficiary fulfills all death claim requirements. We will determine the beneficiary’s share of the death benefit on that Business Day using the method described in “Valuing Your Investment.” The remaining Contract Value remains invested as was specified at time of death. We will pay interest, if any, at a rate no less than required by law. We will mail payment to a beneficiary within seven days after Our death claim requirements are fulfilled.
Nonqualified annuities
If Your spouse is sole beneficiary and You die before the Annuitization Start Date, Your spouse may keep the Contract as Owner with the Contract Value equal to the death benefit that would otherwise have been paid. To do this Your spouse must, on the date Our death claim requirements are fulfilled, give Us written instructions to continue the Contract as Owner.
If Your beneficiary is not Your spouse, or Your spouse does not elect spousal continuation, We will pay the beneficiary a single sum unless You give Us other written instructions. Generally, We must fully distribute the death benefit within five years of Your death. However, the beneficiary may receive payments under any annuity payment plan available under this Contract if:
•
the beneficiary elects in writing, and payments begin, no later than one year after Your death, or other date as permitted by the IRS; and
•
the payment period does not extend beyond the beneficiary’s life or life expectancy.
Qualified annuities
•
Spouse beneficiary: If You have not elected an annuity payment plan, and if Your spouse is the sole beneficiary, Your spouse may either elect to treat the Contract as his/her own, so long as he or she is eligible to do so, or elect an annuity payment plan or another plan agreed to by Us. If Your spouse elects a payment option, the payments must begin no later than the year in which You would have reached age 73. If You are age 73 or older at the time of death, payments must begin no later than Dec. 31 of the year following the year of Your death.
Your spouse may elect to assume ownership of the Contract with the Contract Value equal to the death benefit that would otherwise have been paid. To do this Your spouse must, on the date our death claim requirements are fulfilled, give Us written instructions to continue the Contract as Owner.
If You purchased this Contract as an inherited IRA and Your spouse is the sole beneficiary, he or she can elect to continue this Contract as an inherited IRA. Your spouse must follow the schedule of minimum surrenders established based on Your life expectancy.
If You purchased this Contract as an inherited IRA and Your spouse is not the sole beneficiary, he or she can elect an alternative payment plan for his or her share of the death benefit. The death benefit payable on the death of the spouse beneficiary is the Contract Value.
•
Non-spouse beneficiary: If you have not elected an annuity payment plan, the beneficiary is required to withdraw his or her entire inherited interest within 10 years of the date of death of the owner unless they qualify as an “eligible designated beneficiary.” Eligible designated beneficiaries may continue to take proceeds out over their life expectancy. Eligible designated beneficiaries include:
•
the surviving spouse;
•
a lawful child of the owner under the age of majority (remaining amount must be withdrawn within 10 years, once the child reaches the age of majority);
•
disabled within the meaning of Code section 72(m)(7);
•
chronically ill within the meaning of Code section 7702B(c)(2);
•
any other person who is not more than 10 years younger than the owner.
However, non-natural beneficiaries, such as estates and charities, are subject to a five-year rule to distribute the IRA.
We will pay the beneficiary in a single sum unless the beneficiary elects to receive payouts under a payout plan available under this contract and:
•
the beneficiary elects in writing, and payouts begin, no later than one year following the year of your death; and
•
the payout period does not extend beyond the beneficiary’s life or life expectancy for an eligible designated beneficiary. (Payout plans are limited if the beneficiary is not an eligible designated beneficiary.)

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•
Annuity payment plan: If You elect an annuity payment plan which guarantees payments to a beneficiary after death, the payments to Your beneficiary will continue pursuant to the annuity payment plan You elect, subject to adjustment to comply with the IRS rules and regulations.
Any amounts payable or applied by Us as described in this section will be paid upon Our receipt of due proof of death. This includes all documents needed to complete a beneficiary’s claim including:
1.
information sufficient to determine Our liability and the appropriate payee legally entitled to the proceeds; and
2.
if proceeds depend on the action of parties other than Us, the date that legal impediments to payment are resolved and sufficient evidence is provided to Us.
If the beneficiary elects an annuity payment plan, such beneficiary shall be the Annuitant for purposes of a lifetime payment plan.
If You Die After the Annuitization Start Date
If You die after the Annuitization Start Date, the death benefit detailed earlier is no longer effective and the amount payable, if any, will depend on the annuity payment plan then in effect.
For more information and a description of the plans, see “Annuity Payment Plans” below.
Death of the Owner. If an Owner dies after the Annuitization Start Date, Annuity Payments continue to any surviving Owner, otherwise to the beneficiaries, according to the Annuity Payment plan in effect.
Death of the Annuitant or of a beneficiary receiving payments under an annuity payment plan: If the last surviving Annuitant dies after the Annuitization Start Date, Annuity Payments continue to any surviving Owners, otherwise to the beneficiaries, for the remainder of any guaranteed period. If there is no remaining guaranteed period, Annuity Payments cease.
In any event, amounts remaining payable must be paid at least as rapidly as payments were being made at the time of such death.
Abandoned Property Requirements
Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of one to five years from either 1) the Contract’s Annuitization Start Date (the latest day on which income payments may begin under the Contract) or 2) the date the death benefit is due and payable. If a Contract reaches the Annuitization Start Date or We determine a death benefit is payable, We will use our best efforts to locate You or designated beneficiaries. If We are unable to locate You or a beneficiary, proceeds will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or You last resided, as shown in Our books and records, or to Our state of domicile. Generally, this surrender of property to the state is commonly referred to as “escheatment”. To avoid escheatment and ensure an effective process for Your beneficiaries, it is important that Your personal address and beneficiary designations are up to date, including complete names, date of birth, current addresses and phone numbers, and taxpayer identification numbers for each beneficiary. Updates to Your address or beneficiary designations should be sent to Our Service Center.
Escheatment may also be required by law if a known beneficiary fails to demand or present an instrument or document to claim the death benefit in a timely manner, creating a presumption of abandonment. If Your beneficiary steps forward (with the proper documentation) to claim escheated annuity proceeds, the state is obligated to pay any such proceeds it is holding.
For nonqualified annuities, non-spousal death benefits are generally required to be distributed and taxed within five years from the date of death of the Owner (Annuitant for non-natural Owners) or the unclaimed death benefits will be presumed abandoned and subject to escheatment.
Annuity Payment Period
As Owner of the Contract, You have the right to decide how and to whom annuity payments will be made starting on the Annuitization Start Date. You must select one of the annuity payment plans outlined below, or We may mutually agree on other payment arrangements. We do not deduct Surrender Charges upon annuitization, but Surrender Charges may be applied when electing to exercise liquidity features We may make available under certain annuity payment options. If You annuitize during the MVA period, We will apply any positive or negative Market Value Adjustment upon annuitization.
Annuity Payments
Annuity Payments will start on the scheduled Annuitization Start Date. You can change this date as explained in the “Change of Annuitization Start Date” below. If You want to start Annuity Payments before the scheduled Annuitization Start Date, You can request Annuity Payments to start at any time with 30 Days notice.

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The amount applied to an Annuity Payment plan will be the Contract Value on Your Annuitization Start date plus any Market Value Adjustment (less any applicable premium tax). See “Premium Taxes” below. Additionally, We currently allow You to use part of the Contract Value ( plus any Market Value Adjustment applicable to that portion of the Contract Value) to apply to Annuity payments, leaving any remaining Contract Value as currently allocated in any existing Segments to accumulate on a tax-deferred basis. Special rules apply for partial annuitization of Your annuity Contract, see “Taxes – Nonqualified Annuities – Annuity payments” and “Taxes – Qualified Annuities – Annuity payments.”
Annuity Payments are fixed and do not participate in the performance of any external Indexes.
The first payment will be made as provided by the selected plan. Before the first payment is sent, We will require satisfactory proof of the Annuitant's (and any Joint Annuitant’s) age and that the Annuitant is alive. We may also require that You exchange this Contract for a supplemental Contract which provides the Annuity Payments.
Annuity payments begin on the Annuitization Start Date.
Change of Annuitization Start Date
The scheduled Annuitization Start Date is the later of:
•
the Contract Anniversary on or after Your 95th birthday, or
•
the 10th Contract Anniversary.
You may change this date to any Contract Anniversary date by Written Request or other method agreed to by Us. The new date cannot be later than the scheduled Annuitization Start Date, unless We agree otherwise.
Annuity Tables
The annuity table in Your Contract shows the amount of the monthly payment for each $1,000 applied to an Annuity Payment plan according to the Annuitant’s age and, when applicable, the Annuitant’s gender. (Where required by law, We will use a unisex table of annuity payment rates.)
The table shows the minimum amount of each fixed payment. We declare current payment rates that We use in determining the actual amount of Your fixed annuity payment. The current payment rates will equal or exceed the guaranteed payment rates shown in the table. We will furnish these rates to You upon request.
Annuity Payment Plans
Annuity Payments must be made on a fixed dollar basis. You can schedule receipt of Annuity Payments according to one of the Plans A through D or another plan agreed to by Us. You may choose any one of these annuity payment plans by giving Us written instructions at least 30 days before the Annuitization Start Date:
•
Plan A: Life Income Non-Refund: We make monthly payments until the Annuitant's death. Payments end with the last payment before the Annuitant's death. We will not make any further payments. This means that if the Annuitant dies after We made only one monthly payment, We will not make any more payments.
•
Plan B: Life Income with Guaranteed Period: We make monthly payments for a guaranteed payment period of five, ten, or 15 years that You elect. This election will determine the length of the payment period in the event if the Annuitant dies before the elected period expires. We calculate the guaranteed payment period from the Annuitization Start Date. If the Annuitant outlives the elected guaranteed payment period, We will continue to make payments until the Annuitant's death.
•
Plan C: Life Income with Installment Refund: We make monthly payments until the Annuitant's death, with Our guarantee that payments will continue for some period of time. We will make payments for at least the number of months determined by dividing the amount applied under this option by the first monthly payment, whether or not the Annuitant is living.
•
Plan D: Joint and Survivor Life Income Non-Refund: We make monthly payments while both the Annuitant and a joint Annuitant are living. If either Annuitant dies, we will continue to make monthly payments at the full amount until the death of the surviving Annuitant. Payments end with the death of the second Annuitant.
For Plan A, if the Annuitant dies before the initial payment, no payments will be made and no death benefit is payable to the beneficiary. For Plan B, if the Annuitant dies before the initial payment, the payments will continue for the guaranteed payment period. For Plan C, if the Annuitant dies before the initial payment, the payments will continue for the installment refund period. For Plan D, if both Annuitants die before the initial payment, no payments will be made and no death benefit is payable to the beneficiary; however, if one Annuitant dies before the initial payment, the payments will continue until the death of the surviving Annuitant.
In addition to the annuity payment plans described above, We may offer additional payment plans. These plans may include cash refund features providing a guarantee of receiving at least a return of the annuitization amount (less any annuity payments made and any premium tax paid) in the event of the Annuitant’s death, term certain installment plans with varying durations, and liquidity features allowing access under certain circumstances to a surrender of the

54 RiverSource Structured Solutions 2 annuity — Prospectus

underlying value of remaining payments. Terms and conditions of annuity payment plans will be disclosed at the time of election, including any associated fees or charges. It is important to remember that the election and use of liquidity features may either reduce the amount of future payments You would otherwise receive or result in payments ceasing.
Utilizing a liquidity feature to surrender the underlying value of remaining payments may result in the assessment of a Surrender Charge (See “Charges — Surrender Charge”) or a 10% IRS penalty tax. (See “Taxes.”).
Annuity payment plan requirements for qualified annuities: If Your Contract is a qualified annuity, You have the responsibility for electing a payment plan under Your Contract that complies with applicable law. Your Contract describes Your payment plan options. The options will meet certain IRS regulations governing RMDs if the payment plan meets the incidental distribution benefit requirements, if any, and the payments are made:
•
in equal or substantially equal payments over a period not longer than Your life expectancy or over the joint life expectancy of You and Your designated beneficiary; or
•
over a period certain not longer than Your life expectancy or over the life expectancy of You and Your designated beneficiary.
You must select a payment plan as of the Annuitization Start Date set forth in Your Contract.
If We do not receive instructions: You must give Us written instructions for the annuity payments at least 30 days before the Annuitization Start Date. If You do not, We will make payments under Plan B, with 120 monthly payments guaranteed.
If monthly payments would be less than $20: We will calculate the amount of monthly payments at the time amounts are applied to a payment plan. If the calculations show that monthly payments would be less than $20, We have the right to pay the amount that would otherwise have been applied to a plan to the Owner in a lump sum or to change the frequency of the payment.
Death after annuity payments begin: If You die after annuity payments begin, We will pay any amount payable to any surviving owner, otherwise to the beneficiary as provided in the annuity payment plan in effect.
Premium Taxes
Certain state and local governments impose premium taxes on Us (up to 3.5%). These taxes depend upon Your state of residence or the state in which the Contract was issued. Currently, We deduct any applicable premium tax when annuity payments begin, but We reserve the right to deduct this tax at other times such as when You make the purchase payment or when You make a full surrender from Your Contract.
Taxes
Under current law, Your Contract has a tax-deferral feature. Generally, this means You do not pay income tax until there is a taxable distribution (or deemed distribution) from the Contract. We will send a tax information reporting form for any year in which We made a taxable or reportable distribution according to Our records.
Nonqualified Annuities
Generally, only the increase in the value of a non-qualified annuity Contract over the investment in the Contract is taxable. Certain exceptions apply. Federal tax law requires that all nonqualified deferred annuity contracts issued by the same company (and possibly its affiliates) to the same Owner during a calendar year be taxed as a single, unified contract when distributions are taken from any one of those contracts.
Annuity payments: Generally, unlike surrenders described below, the income taxation of annuity payments is subject to exclusion ratios. In other words, in most cases, a portion of each payment will be ordinary income and subject to tax, and a portion of each payment will be considered a return of part of Your investment in the Contract and will not be taxed. All amounts You receive after Your investment in the Contract is fully recovered will be subject to tax. Under Annuity Payment Plan A: Life annuity — no refund, where the Annuitant dies before Your investment in the Contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the Owner for the last taxable year. Under all other annuity payout plans, where the annuity payments end before Your investment in the Contract is fully recovered, the remaining portion of the unrecovered investment may be available as a federal income tax deduction to the taxpayer for the tax year in which the payments end. (See “The Annuity Payment Period — Annuity Payment Plans.”)
Beginning in 2011, federal tax law permits taxpayers to annuitize a portion of their nonqualified annuity while leaving the remaining balance to continue to grow tax-deferred. Under the partial annuitization rules, the portion annuitized must be received as an annuity for a period of 10 years or more, or for the lives of one or more individuals. If this requirement is met, the annuitized portion and the tax-deferred balance will generally be treated as two separate contracts for income tax purposes only. If a Contract is partially annuitized, the investment in the Contract is allocated between the deferred and the annuitized portions on a pro rata basis.

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Surrenders: Generally, if You surrender all or part of Your nonqualified annuity before the Annuitization Start date Your surrender will be taxed to the extent that the Contract Value immediately before the surrender exceeds the investment in the Contract. Application of Surrender Charges and Market Value Adjustments may alter the manner in which We tax report the surrender. Different rules may apply if You exchange another contract into this Contract.
You also may have to pay a 10% IRS penalty for surrenders of taxable income You make before reaching age 59½ unless certain exceptions apply.
Withholding: If You receive taxable income as a result of an annuity payment or surrender, We may deduct federal, and in some cases state withholding against the payment. Any withholding represents a prepayment of your income tax due for the year. You take credit for these amounts on your annual income tax return. As long as You have provided us with a valid Social Security Number or Taxpayer Identification Number, and You have a valid U.S. address, You may be able to elect not to have federal income tax withholding occur.
If the payment is part of an annuity payment plan, We generally compute the amount of federal income tax withholding using payroll tables. You may complete our Form W-4P to use in calculating the withholding if You want withholding other than the default (single filing status with no adjustments). If the distribution is any other type of payment (such as partial or full surrender) we compute federal income tax withholding using 10% of the taxable portion unless You elect a different percentage via our Form W-4R or another acceptable method.
The federal income tax withholding requirements differ if we deliver payment outside the United States or You are a non-resident alien.
Some states also may impose income tax withholding requirements similar to the federal withholding described above or may allow You to elect withholding. If this should be the case, we may deduct state income tax withholding from the payment.
Federal and state tax withholding rules are subject to change. Annuity payments and surrenders are subject to the tax withholding rules in effect at the time that they are made, which may differ from the rules described above.
Death benefits to beneficiaries: The death benefit under a nonqualified Contract is not exempt from estate (federal or state) taxes. In addition, for income tax purposes, any amount Your beneficiary receives that exceeds the remaining investment in the Contract is taxable as ordinary income to the beneficiary in the year he or she receives the payments. (See “Death Benefits — If You Die Before the Annuitization Start Date”).
Net Investment Income Tax: Certain investment income of high-income individuals (as well as estates and trusts) is subject to a 3.8% net investment income tax (as an addition to income taxes). For individuals, the 3.8% tax applies to the lesser of (1) the amount by which the taxpayer’s modified adjusted gross income exceeds $200,000 ($250,000 for married filing jointly and surviving spouses; $125,000 for married filing separately) or (2) the taxpayer’s “net investment income.” Net investment income includes taxable income from nonqualified annuities. Annuity holders are advised to consult their tax advisor regarding the possible implications of this additional tax.
Annuities owned by corporations, partnerships or irrevocable trusts: For nonqualified annuities, any annual increase in the value of annuities held by such entities (non-natural persons) generally will be treated as ordinary income received during that year. However, if the trust was set up for the benefit of a natural person(s) only, the income may generally remain tax-deferred until surrendered or paid out.
Penalties: If You receive amounts from Your nonqualified annuity before reaching age 59½, You may have to pay a 10% IRS penalty on the amount includable in Your ordinary income. However, this penalty will not apply to any amount received:
•
because of Your death or in the event of nonnatural ownership, the death of the Annuitant;
•
because You become disabled (as defined in the Code);
•
if the distribution is part of a series of substantially equal periodic payments, made at least annually, over Your life or life expectancy (or joint lives or life expectancies of You and Your beneficiary);
•
if it is allocable to an investment before Aug. 14, 1982; or
•
if annuity payments are made under immediate annuities as defined by the Code.
Transfer of ownership: Generally, if You transfer ownership of a nonqualified annuity without receiving adequate consideration, the transfer may be taxed as a surrender for federal income tax purposes. If the transfer is a currently taxable event for income tax purposes, the original Owner will be taxed on the amount of deferred earnings at the time of the transfer and also may be subject to the 10% IRS penalty discussed earlier. In this case, the new Owner’s investment in the Contract will be equal to the investment in the Contract at the time of the transfer plus any earnings included in the original Owner’s taxable income as a result of the transfer. In general, this rule does not apply to transfers between spouses or former spouses. Similar rules apply if You transfer ownership for a full consideration. Please consult Your tax advisor for further details.

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1035 Exchanges: Section 1035 of the Code permits nontaxable exchanges of certain insurance policies, endowment contracts, annuity contracts and qualified long-term care insurance products, while providing for continued tax deferral of earnings. In addition, Section 1035 permits the carryover of the investment in the Contract from the old policy or contract to the new policy or contract. In a 1035 exchange one policy or contract is exchanged for another policy or contract. The following can qualify as nontaxable exchanges: (1) the exchange of a life insurance policy for another life insurance policy or for an endowment, annuity or qualified long-term care insurance contract, (2) the exchange of an endowment contract for an annuity or qualified long-term care insurance contract, or for an endowment contract under which payments will begin no later than payments would have begun under the contract exchanged, (3) the exchange of an annuity contract for another annuity contract or for a qualified long-term care insurance contract, and (4) the exchange of a qualified long-term care insurance contract for a qualified long-term care insurance contract. However, if the life insurance policy has an outstanding loan, there may be tax consequences. Additionally, other tax rules apply. Depending on the issue date of Your original policy or contract, there may be tax or other benefits that are given up to gain the benefits of the new policy or contract. Consider whether the features and benefits of the new policy or contract outweigh any tax or other benefits of the old contract.
For a partial exchange of an annuity contract for another annuity contract, the 1035 exchange is generally tax-free. The investment in the original contract and the earnings on the contract will be allocated proportionately between the original and new contracts. However, per IRS Revenue Procedure 2011-38, if surrenders are taken from either contract within the 180-day period following a partial 1035 exchange, the IRS will apply general tax principles to determine the appropriate tax treatment of the exchange and subsequent surrender. As a result, there may be unexpected tax consequences. You should consult Your tax advisor before taking any surrender from either contract during the 180-day period following a partial exchange.
Assignment: If You assign or pledge Your Contract as collateral for a loan, earnings on purchase payments You made after Aug. 13, 1982 will be taxed as a deemed distribution and also may be subject to the 10% penalty as discussed above.
Qualified Annuities
Adverse tax consequences may result if You do not ensure that contributions, distributions and other transactions under the contract comply with the law. Qualified annuities have minimum distribution rules that govern the timing and amount of distributions. You should refer to Your retirement plan’s Summary Plan Description, Your IRA disclosure statement, or consult a tax advisor for additional information about the distribution rules applicable to Your situation.
When You use Your Contract to fund a retirement plan or IRA that is already tax-deferred under the Code, the Contract will not provide any necessary or additional tax deferral. If Your Contract is used to fund an employer sponsored plan, Your right to benefits may be subject to the terms and conditions of the plan regardless of the terms of the Contract.
Annuity payments: Under a qualified annuity, except a Roth IRA, the entire payment generally is includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which You made non-deductible contributions; or (2) You rolled after-tax dollars from a retirement plan into Your IRA; or (3) the contract is used to fund a retirement plan and You or Your employer have contributed after-tax dollars; or (4) the contract is used to fund a retirement plan and You direct such payment to be directly rolled over to another eligible retirement plan such as an IRA. We may permit partial annuitizations of qualified annuity contracts. If We accept partial annuitizations, please remember that Your contract will still need to comply with other requirements such as required minimum distributions and the payment of taxes. Prior to considering a partial annuitization on a qualified contract, You should discuss Your decision and any implications with Your tax adviser. Because We cannot accurately track certain after-tax funding sources, We will generally report any payments on partial annuitizations as ordinary income except in the case of a qualified distribution from a Roth IRA.
Annuity payments from Roth IRAs: In general, the entire payment from a Roth IRA can be free from income and penalty taxes if You have attained age 59½ and meet the five year holding period.
Surrenders: Under a qualified annuity, except a Roth IRA, the entire surrender will generally be includable as ordinary income and is subject to tax unless: (1) the contract is an IRA to which You made non-deductible contributions; or (2) You rolled after-tax dollars from a retirement plan into Your IRA; or (3) the contract is used to fund a retirement plan and You or Your employer have contributed after-tax dollars; or (4) the contract is used to fund a retirement plan and You direct such surrender to be directly rolled over to another eligible retirement plan such as an IRA.
Surrenders from Roth IRAs: In general, the entire payment from a Roth IRA can be free from income and penalty taxes if You have attained age 59½ and meet the five year holding period.
Required Minimum Distributions: Retirement plans (except for Roth IRAs) are subject to required surrenders called required minimum distributions (“RMDs”) beginning at age 73. RMDs are based on the fair market value of Your Contract at year-end divided by the life expectancy factor. Certain death benefits may be considered in determining the

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fair market value of Your Contract for RMD purposes. This may cause Your RMD to be higher. You should consult Your tax advisor prior to making a purchase for an explanation of the potential tax implications to You. Inherited IRAs (including inherited Roth IRAs) are subject to special required minimum distribution rules.
Withholding for IRAs, Roth IRAs, SEPs and SIMPLE IRAs: If You receive taxable income as a result of an annuity payment or a surrender, , We may deduct withholding against the payment. Any withholding represents a prepayment of Your tax due for the year. You take credit for these amounts on Your annual income tax return. As long as You have provided Us with a valid Social Security Number or Taxpayer Identification Number, You can elect not to have any withholding occur.
If the payment is part of an annuity payment plan, We generally compute the amount of federal income tax withholding using payroll tables. You may complete our Form W-4P to use in calculating the withholding if You want withholding other than the default (single filing status with no adjustments). If the distribution is any other type of payment (such as partial or full surrender) we compute federal income tax withholding using 10% of the taxable portion unless You elect a different percentage via our Form W-4R or another acceptable method. The federal income tax withholding requirements differ if We deliver payment outside the United States or You are a non-resident alien.
Some states also may impose income tax withholding requirements similar to the federal withholding described above. If this should be the case, We may deduct state income tax withholding from the payment.
Withholding for all other qualified annuities: If You receive directly all or part of the Contract Value from a qualified annuity, mandatory 20% federal income tax withholding (and possibly state income tax withholding) generally will be imposed at the time the payment is made from the plan. Any withholding represents a prepayment of Your tax due for the year. You take credit for these amounts on Your annual income tax return. This mandatory withholding will not be imposed if instead of receiving the distribution check, You elect to have the distribution rolled over directly to an IRA or another eligible plan. Payments made to a surviving spouse instead of being directly rolled over to an IRA are also subject to mandatory 20% income tax withholding.
In the below situations, the distribution is subject to an optional 10% withholding instead of the mandatory 20% withholding. We will withhold 10% of the distribution amount unless You elect otherwise.
•
the payment is one in a series of substantially equal periodic payments, made at least annually, over Your life or life expectancy (or the joint lives or life expectancies of You and Your designated beneficiary) or over a specified period of 10 years or more;
•
the payment is a RMD as defined under the Code;
•
the payment is made on account of an eligible hardship; or
•
the payment is a corrective distribution.
State withholding also may be imposed on taxable distributions.
Penalties: If You receive amounts from Your qualified Contract before reaching age 59½, You may have to pay a 10% IRS penalty on the amount includable in Your ordinary income. However, this penalty generally will not apply to any amount received:
•
because of Your death;
•
because You become disabled (as defined in the Code);
•
if the distribution is part of a series of substantially equal periodic payments made at least annually, over Your life or life expectancy (or joint lives or life expectancies of You and Your beneficiary);
•
if the distribution is made following severance from employment during or after the calendar year in which you attain age 55 (TSAs and annuities funding 401(a) plans only);
•
to pay certain medical or education expenses (IRAs only); or
•
if the distribution is made from an inherited IRA.
Death benefits to beneficiaries: The entire death benefit generally is taxable as ordinary income to the beneficiary in the year he/she receives the payments from the qualified annuity. If You made non-deductible contributions to a traditional IRA, the portion of any distribution from the Contract that represents after-tax contributions is not taxable as ordinary income to Your beneficiary. You are responsible for keeping all records tracking Your non-deductible contributions to an IRA. Death benefits under a Roth IRA generally are not taxable as ordinary income to the beneficiary if certain distribution requirements are met. (See “Death Benefits — If You Die Before the Annuitization Start Date”).
Change of retirement plan type: IRS regulations allow for rollovers of certain retirement plan distributions. In some circumstances, You may be able to have an intra-contract rollover, keeping the same features and conditions. If the annuity contract You have does not support an intra-contract rollover, You are able to request an IRS approved rollover

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to another annuity contract or other investment product that You choose. If You choose another annuity contract or investment product, You will be subject to new rules, including a new Surrender Charge schedule for an annuity contract, or other product rules as applicable.
Assignment: You may not assign or pledge Your qualified Contract as collateral for a loan.
Other
Important: Our discussion of federal tax laws is based upon Our understanding of current interpretations of these laws. Federal tax laws or current interpretations of them may change. For this reason and because tax consequences are complex and highly individual and cannot always be anticipated, You should consult a tax advisor if You have any questions about taxation of Your Contract.
RiverSource Life’s tax status: We are taxed as a life insurance company under the Code. For federal income tax purposes, the subaccounts are considered a part of Our company, although their operations are treated separately in accounting and financial statements. Investment income is reinvested in the fund in which each subaccount invests and becomes part of that subaccount’s value. This investment income, including realized capital gains, is not subject to any withholding for federal or state income taxes. We reserve the right to make such a charge in the future if there is a change in the tax treatment of variable annuities or in Our tax status as We then understand it.
The company includes in its taxable income the net investment income derived from the investment of assets held in its subaccounts because the company is considered the Owner of these assets under federal income tax law. The company may claim certain tax benefits associated with this investment income. These benefits, which may include foreign tax credits and the corporate dividend received deduction, are not passed on to You since the company is the Owner of the assets under federal tax law and is taxed on the investment income generated by the assets.
Tax qualification: We intend that the Contract qualify as an annuity for federal income tax purposes. To that end, the provisions of the Contract are to be interpreted to ensure or maintain such tax qualification, in spite of any other provisions of the Contract. We reserve the right to amend the Contract to reflect any clarifications that may be needed or are appropriate to maintain such qualification or to conform the Contract to any applicable changes in the tax qualification requirements. We will send You a copy of any amendments.
Spousal status: When it comes to Your marital status and the identification and naming of any spouse as a beneficiary or party to Your Contract, We will rely on the representations You make to Us. Based on this reliance, We will issue and administer Your Contract in accordance with these representations. If You represent that You are married and Your representation is incorrect or Your marriage is deemed invalid for federal or state law purposes, then the benefits and rights under Your Contract may be different.
If You have any questions as to the status of Your relationship as a marriage, then You should consult an appropriate tax or legal advisor.
Other Information
General Account
The assets held in in our General Account support the guarantees under Your Contract. No other company or affiliate has any legal responsibility for the guarantees under the Contract. Subject to applicable state law, We have sole discretion to decide how assets of the General Account will be invested. You should be aware that Our General Account is exposed to many of the same risks normally associated with a portfolio of fixed-income securities including interest rate, option, liquidity and credit risk. You should also be aware that We issue other types of annuities and insurance products, as well, and these obligations may be satisfied from the assets in Our General Account. Our General Account is not insulated or segregated from the claims of Our creditors. The Interim Account that We make available under the Contract is supported by the General Account.
Separate Account
We have exclusive and absolute ownership and control of the assets of the separate account. It is a non-unitized separate account established by Us under Minnesota law, in which We hold reserves for Our obligations for the Indexed Accounts available under the Contract. The assets in this separate account are subject to Our general liabilities from business operations and to claims by Our creditors. You do not share in the investment performance of assets allocated to the separate account. All investment income, gains, and losses (whether or not the gains and losses are realized) from assets allocated to the separate account are borne by Us. The obligations under the contract are independent of the investment performance of the separate account and are the obligations of Us.

RiverSource Structured Solutions 2 annuity — Prospectus 59

Distribution
RiverSource Distributors, Inc. (RiverSource Distributors), our affiliate, serves as the principal underwriter and general distributor of the Contract. Its offices are located at 829 Ameriprise Financial Center, Minneapolis, MN 55474. RiverSource Distributors is a wholly-owned subsidiary of Ameriprise Financial, Inc.
Sales of the Contract
•
Only securities broker-dealers (“selling firms”) registered with the SEC and members of the FINRA may sell the Contract.
•
The Contracts are continuously offered to the public through authorized selling firms. We and RiverSource Distributors have a sales agreement with the selling firm. The sales agreement authorizes the selling firm to offer the Contracts to the public. RiverSource Distributors pays the selling firm (or an affiliated insurance agency) for contracts its financial advisors sell. The selling firm may be required to return sales commissions under certain circumstances including but not limited to when Contracts are returned under the free look period.
Payments to Selling Firms
•
We may use compensation plans which vary by selling firm. These plans pay selling firms a commission that will not exceed 6.00% of the purchase payment. We may also pay ongoing trail commissions of up to 1.00% of the Contract Value. We do not pay or withhold payment of commissions based on which investment options You select.
•
In addition to commissions, We may, in order to promote sales of the Contracts, and as permitted by applicable laws and regulations, pay or provide selling firms with other promotional incentives in cash, credit or other compensation. We generally (but may not) offer these promotional incentives to all selling firms. The terms of such arrangements differ between selling firms. These promotional incentives may include but are not limited to:
•
sponsorship of marketing, educational, due diligence and compliance meetings and conferences We or the selling firm may conduct for financial advisors, including subsidy of travel, meal, lodging, entertainment and other expenses related to these meetings;
•
marketing support related to sales of the Contract including for example, the creation of marketing materials, advertising and newsletters;
•
providing service to Contract Owners; and
•
funding other events sponsored by a selling firm that may encourage the selling firm’s financial advisors to sell the Contract.
These promotional incentives or reimbursements may be calculated as a percentage of the selling firm’s aggregate, net or anticipated sales and/or total assets attributable to sales of the Contract, and/or may be a fixed dollar amount. As noted below this additional compensation may cause the selling firm and its financial advisors to favor the Contracts.
Sources of Payments to Selling Firms
We pay the commissions and other compensation described above from our assets. Our assets may include:
•
revenues We receive from fees and expenses that You will pay when buying, owning and surrendering the Contract;
•
revenues We receive from other contracts and policies We sell that are not securities and other businesses We conduct.
You do not directly pay the commissions and other compensation described above as the result of a specific charge or deduction under the Contract. However, You may pay part or all of the commissions and other compensation described above indirectly through fees and expenses We collect from Contract Owners, including Surrender Charges.
Potential Conflicts of Interest
Compensation payment arrangements with selling firms can potentially:
•
give selling firms a heightened financial incentive to sell the Contract offered in this prospectus over another investment with lower compensation to the selling firm.
•
cause selling firms to encourage their financial advisors to sell You the Contract offered in this prospectus instead of selling You other alternative investments that may result in lower compensation to the selling firm.
•
cause selling firms to grant Us access to its financial advisors to promote sales of the Contract offered in this prospectus, while denying that access to other firms offering similar contracts or other alternative investments which may pay lower compensation to the selling firm.
Payments to Financial Advisors
•
The selling firm pays its financial advisors. The selling firm decides the compensation and benefits it will pay its financial advisors.

60 RiverSource Structured Solutions 2 annuity — Prospectus

•
To inform Yourself of any potential conflicts of interest, ask Your financial advisor before You buy how the selling firm and its financial advisors are being compensated and the amount of the compensation that each will receive if You buy the Contract.
Legal Proceedings
RiverSource Life (the Company) is involved in the normal course of business in legal proceedings which include regulatory inquiries, arbitration and litigation, including class actions, concerning matters arising in connection with the conduct of its activities. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to legal proceedings arising out of its general business activities, such as its investments, contracts, and employment relationships. Uncertain economic conditions, heightened and sustained volatility in the financial markets and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the insurance industry generally.
As with other insurance companies, the level of regulatory activity and inquiry concerning the Company’s businesses remains elevated. From time to time, the Company and its affiliates, including AFS and RiverSource Distributors, Inc. receive requests for information from, and/or are subject to examination or claims by various state, federal and other domestic authorities. The Company and its affiliates typically have numerous pending matters, which includes information requests, exams or inquiries regarding their business activities and practices and other subjects, including from time to time: sales and distribution of various products, including the Company’s life insurance and variable annuity products; supervision of associated persons, including AFS financial advisors and RiverSource Distributors Inc.’s wholesalers; administration of insurance and annuity claims; security of client information; and transaction monitoring systems and controls. The Company and its affiliates have cooperated and will continue to cooperate with the applicable regulators.
These legal proceedings are subject to uncertainties and, as such, it is inherently difficult to determine whether any loss is probable or even reasonably possible, or to reasonably estimate the amount of any loss. The Company cannot predict with certainty if, how or when any such proceedings will be initiated or resolved. Matters frequently need to be more developed before a loss or range of loss can be reasonably estimated for any proceeding. An adverse outcome in one or more proceedings could eventually result in adverse judgments, settlements, fines, penalties or other sanctions, in addition to further claims, examinations or adverse publicity that could have a material adverse effect on the Company’s consolidated financial condition, results of operations or liquidity.
Experts
The financial statements incorporated in this prospectus by reference have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
Information on RiverSource Life Insurance Company
RiverSource Life
RiverSource Life Insurance Company (“RiverSource Life”) issues the Contracts. RiverSource Life is a stock life insurance company organized in 1957 under the laws of the state of Minnesota and is located at 829 Ameriprise Financial Center, Minneapolis, MN 55474. We are a wholly-owned subsidiary of Ameriprise Financial, Inc.
We conduct a conventional life insurance business. We are licensed to do business in 49 states, the District of Columbia and American Samoa. Our primary products currently include fixed and variable annuity contracts (including indexed linked annuity contracts) and life insurance policies.
Incorporation of Certain Documents by Reference
The SEC allows Us to “incorporate by reference” the information We have filed with the SEC. This means that We can disclose important information to You without actually including the specific information in this prospectus by referring You to other documents filed separately with the SEC. The information incorporated by reference is an important part of this prospectus. Information that We later provide to the SEC, and which is deemed to be “filed” with the SEC, will automatically update information previously filed with the SEC, and may replace information in this prospectus and information previously filed with the SEC. We incorporate by reference RiverSource Life Insurance Company’s annual reports on  Form 10-K for the year ended Dec. 31, 2022 as filed with the SEC  on Feb. 23, 2023, on  Form10-K/A for the year ended Dec.31, 2022 as filed with the SEC  on March 10, 2023, quarterly reports filed on Form 10-Q for the quarter ended March 31, 2023 as filed with the SEC on May 2, 2023 and quarter ended June 30, 2023 as filed with the SEC on Aug. 8, 2023 and current report on Form 8-K as filed with the SEC on Sept. 27, 2023, File No. 033-28976, in accordance with the Securities Exchange Act of 1934, as amended and any filings We make with the SEC under

RiverSource Structured Solutions 2 annuity — Prospectus 61

Sections 13(a) or 15(d) of the Securities Exchange Act (excluding information deemed to be furnished and not filed with the SEC) after the effective date of this registration statement, until all offerings under the registration statement of which this prospectus forms a part are completed or terminated. The annual report contains additional information about RiverSource Life Insurance Company, including audited financial statements for the latest fiscal year.
RiverSource Life will furnish You without charge a copy of any or all of the documents incorporated by reference into this prospectus, including any exhibits to such documents which have been specifically incorporated by reference. We will do so upon receipt of Your written or oral request. You can contact RiverSource Life at the telephone number and address listed on the first page of this prospectus.
Available Information
This prospectus is part of a registration statement We file with the SEC. Additional information on RiverSource Life and on this offering is available in the registration statement and other materials We file. You can obtain copies of these materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. This prospectus, other information about the Contract and other information incorporated by reference are available on the EDGAR Database on the SEC’s Internet site at (http://www.sec.gov).

62 RiverSource Structured Solutions 2 annuity — Prospectus

Appendix A: State Variations
The following information is a summary of the states where RiverSource Structured Solutions 2 annuity contracts or certain features and/or benefits vary from the Contract’s features and benefits as previously described in this prospectus. Certain provisions of the Contract may be different from the general description in this prospectus due to variations required by a state. The state in which your Contract is issued governs whether certain options are available or will vary under Your Contract. Any state variations will be included in Your Contract or endorsements attached to Your Contract.
[to be updated by pre-effective amendment]

RiverSource Structured Solutions 2 annuity — Prospectus 63

Appendix B: Additional Proxy Value Details
The proxy value for the portfolio of assets is a factor equal to the sum of (1) the Hypothetical Value of Derivatives plus (2) the Hypothetical Value of Fixed Assets less (3) the Present Value of Annual Fees (applicable only for Segments with an Annual Fee). Descriptions of how We determine the Hypothetical Value of Derivatives, Hypothetical Value of Fixed Assets and Present Value of Annual Fees are set forth below.
(1) Hypothetical Value of Derivatives.
At the start of each Segment, a hypothetical portfolio of options is created and tracked which replicates the features of the crediting method. The Hypothetical Value of Derivatives is equal to the estimated cost of exiting this replicating portfolio.
For Segments that do not use the Annual Lock with Buffer crediting method, the following options will be used, each of which will be valued using an option pricing formula:
(A)
At-the-Money Call: This represents the market value of the potential to receive an amount equal to the percentage growth in the Index during the Segment.
(B)
Out-of-the-Money Call: This represents the market value of the potential for gain in excess of the Cap (if applicable).
(C)
At-the-Money Put: This represents the market value of the potential to receive an amount equal to the percentage losses in the Index.
(D)
Out-of-the-Money Put: This represents the market value of the potential to receive an amount equal to the excess loss beyond the applicable Buffer or Trigger.
(E)
Out-of-the-Money Binary Put: This represents the market value of the potential to receive a fixed amount whenever losses are beyond the applicable Buffer or Trigger.
For Segments using the Point-to-Point with a Buffer crediting method and have a Cap:
Hypothetical Value of Derivatives = Upside Participation Rate * (A – B) – D.
For Segments using the Point-to-Point with a Buffer crediting method and no declared Cap:
Hypothetical Value of Derivatives = Upside Participation Rate * A – D.
For Segments using the Contingent Return Point-to-Point with a Buffer crediting method:
Hypothetical Value of Derivatives = Present value of Contingent Return(1) – Contingent Return * E – D
For Segments using the Contingent Return Point-to-Point with a Trigger crediting method:
Hypothetical Value of Derivatives = Present value of Contingent Return(1)– (Contingent Return – Trigger) * E – D
For Segments using the Dual Directional Point-to-Point with a Buffer crediting method and have a Cap:
Hypothetical Value of Derivatives = Upside Participation Rate * (A – B) + C – (2 * D) + (Buffer * E).
For Segments using the Dual Directional Point-to-Point with a Buffer crediting method and no declared Cap:
Hypothetical Value of Derivatives = Upside Participation Rate * A + C – (2 * D) + (Buffer * E).
For Segments using the Income Choice Point-to-Point with a Buffer crediting method:
Hypothetical Value of Derivatives = Present Value of Remaining Monthly Income(2) – D.
For Segments with the Annual Lock with a Buffer crediting method, We designate and value a replicating derivative structure which is tied to the compounded performance for each year of the Annual Lock.
The following market inputs will be used:
Implied Volatility: This input will vary by the time to the Segment Maturity Date and moneyness (a measure of the difference between an option’s strike price and the current Index value). Linear interpolation between available market inputs will be used to approximate the volatility for a particular option.
Risk-Free Interest Rate: This input will vary by the time to the Segment Maturity Date. Linear interpolation will be used to approximate the risk-free rate for a particular option.
Index Forward: This input is the cost of delivering the Index at a specified date in the future. This cost is driven by current interest rates and projected dividend rates. It will vary by the time to the Segment Maturity Date. Linear interpolation will be used to approximate the forward used for a particular option.
If these market inputs are not available for a Business Day, the market inputs will be based on the prior Business Day’s values.
Additionally, the Hypothetical Value of Derivatives will be adjusted for the potential transaction costs of exiting derivative positions before the Segment Maturity Date. This adjustment may result in a lower Segment Value and helps protect us from the trading risks that may arise when exiting derivative positions.

64 RiverSource Structured Solutions 2 annuity — Prospectus

(1)The "present value of Contingent Return" is calculated by discounting the Contingent Return from the Segment Maturity Date to the current date at a risk-free interest rate. (2)The "present value of Remaining Monthly Income" is calculated by discounting each future Monthly Income payment from its corresponding future payment date to the current date at a risk-free interest rate and then adding those discounted values together.
(2) Hypothetical Value of Fixed Assets.The Hypothetical Value of Fixed Assets which when combined with the market value adjustment replicates the value of the fixed assets supporting the Segment.The Hypothetical Value of Fixed Assets is calculated as follows:
1	*Rate Adjustment
(1 + Initial Value)M
Where:
Initial Value	=
A value calculated so Your Segment Value on the Segment start date, prior to any adjustment for transaction costs made to the Hypothetical Value of Derivatives, will be equal to Your Investment
Base. The Initial Value will not change during the Segment.

M	=	The number of full and partial years remaining in Your Segment
Rate Adjustment	=	An estimate of the change in fixed asset values that has occurred since the later of the start of Your Segment and the first anniversary on or after the MVA ends.
Prior to the first anniversary on or after the MVA ends, the Rate Adjustment is equal to 1. Otherwise, it is equal to:
(1 + Reference Rate as of the Rate Adjustment Start Date	)	Rate Adjustment Tenor
1 + Reference Rate as of the valuation date
Where:
Rate Adjustment Tenor = Segment Duration*(M/Segment Duration)Rate Adjustment Exponent
Segment Duration = The initial length of the segment in years
Reference Rate = A rate representing current yields. Currently we are using the Bloomberg US Agg Credit Index – Yield to Worst rate. We may change the external index being used at any time.
Rate Adjustment Start Date = The later of the segment start date and the first anniversary on or after the MVA ends.
Rate Adjustment Exponent = The current value is 0.5. We may change this value for new segments between the values of 0.2 and 1.
(3) Present Value of Annual Fees. Applicable only for Segments with an Annual Fee.
It is calculated as follows:
(Annual Fee) x (Segment duration)	Where:
(1 + r)M

Segment Duration	=	The initial length of the Segment in years
r	=	A risk-free interest rate based on the Segment Maturity Date
M	=	The number of full and partial years remaining in Your Segment

RiverSource Structured Solutions 2 annuity — Prospectus 65

Appendix C: Examples – Segment Value Calculation
[to be updated by pre-effective amendment]

Appendix D: Examples — Investment Base and Segment Value Adjustment due to Partial Surrender
The following examples illustrate how the Investment Base and Segment Value are impacted by partial surrenders. Two examples are shown: one where the Segment has a loss at the time of the partial surrenders and another where the Segment has a gain at the time of the partial surrenders.
For each Segment, the Segment Value is reduced by the dollar amount of the partial surrender and the Investment Base will be reduced proportionally based on the percentage of Segment Value that is withdrawn. If at the time of the partial surrender the Segment Value is less than the Investment Base, the Investment Base will be reduced by an amount greater than the dollar amount of the partial surrender. If at the time of surrender the Segment Value is greater than the Investment Base, the Investment Base will be reduced by an amount less than the dollar amount of the partial surrender. The reduced Investment Base will impact all future daily Segment Values including the Segment Value on the Segment Maturity Date.
The examples assume You allocate to a Standard Indexed Account, but the basic calculations are the same for all Indexed Account types.
All partial surrenders are assumed to include any applicable Surrender Charges and market value adjustments.
Segment with Loss at time of Partial Surrenders
1.Investment Base prior to the Surrender	$100,000.00
2.Proxy Value	80.00%
3.Segment Value prior to the Surrender ($100,000 × 80%)	$80,000.00

4.Amount of Partial Surrender	$20,000.00
5.The Investment Base is reduced by 25%, the same proportion as the Segment Value that is withdrawn ($20,000/$80,000 × $100,000)	$25,000.00
6.Investment Base after the Surrender ($100,000 – $25,000)	$75,000.00
7.The Segment Value after the Surrender equals the new Investment Base multiplied by the Proxy Value ($75,000 × 80%). Note that this resulting value equals the Segment Value prior to the Surrender less the Amount of the Partial Surrender ($80,000 – $20,000).	$60,000.00
Assume a second partial surrender is taken before the Segment Maturity Date:
8. Investment Base prior to the Surrender	$75,000.00
9. Proxy Value	70.00%
10.Segment Value prior to the Surrender ($75,000 × 70%)	$52,500.00

11.Amount of Partial Surrender	$5,250.00
12.The Investment Base is reduced by 10%, the same proportion as the Segment Value that is withdrawn ($5,250/$52,500 × $75,000)	$7,500.00
13.Investment Base after the Surrender ($75,000 – $7,500)	$67,500.00
14.The Segment Value after the Surrender equals the new Investment Base multiplied by the Proxy Value ($67,500 × 70%). Note that this resulting value equals the Segment Value prior to the Surrender less the Amount of the Partial Surrender ($52,500 – $5,250).	$47,250.00
Assuming no additional surrenders are taken:
•
On all future dates prior to the Segment Maturity Date, the Segment Value will equal the new Investment Base multiplied by the proxy value that is calculated on that date.
•
On the Segment Maturity Date, the Segment Value will equal the new Investment Base multiplied by (1 + Segment rate of return).
15.Segment Rate of Return at Maturity	0.00%
16.The Segment Value at Maturity equals the new Investment Base multiplied by (1 + Segment Rate of Return) ($67,500 × (1 + 0%))	$67,500.00
Segment with Gain at time of Partial Surrender
1.Investment Base prior to the Surrender	$100,000.00

RiverSource Structured Solutions 2 annuity — Prospectus 67

2.the Proxy Value	105.00%
3.Segment Value prior to the Surrender ($100,000 × 105%)	$105,000.00

4.Amount of Partial Surrender	$10,500.00
5.The Investment Base is reduced by 10%, the same proportion as the Segment Value that is withdrawn ($10,500/$105,000 × $100,000)	$10,000.00
6.Investment Base after the Surrender ($100,000 – $10,000)	$90,000.00
7.The Segment Value after the Surrender equals the new Investment Base multiplied by the Proxy Value ($90,000 × 105%). Note that this resulting value equals the Segment Value prior to the Surrender less the Amount of the Partial Surrender ($105,000 – $10,500).	$94,500.00
Assume a second partial surrender is taken before the Segment Maturity Date:
8. Investment Base prior to the Surrender	$90,000.00
9. the Proxy Value	110.00%
10.Segment Value prior to the Surrender ($90,000 × 110%)	$99,000.00

11.Amount of Partial Surrender	$19,800.00
12.The Investment Base is reduced by 20%, the same proportion as the Segment Value that is withdrawn ($19,800/$99,000 × $90,000)	$18,000.00
13.Investment Base after the Surrender ($90,000 – $18,000)	$72,000.00
14.The Segment Value after the Surrender equals the new Investment Base multiplied by the lesser of the Proxy Value ($72,000 × 110%). Note that this resulting value equals the Segment Value prior to the Surrender less the Amount of the Partial Surrender ($99,000 – $19,800).	$79,200.00
Assuming no additional surrenders are taken:
•
On all future dates prior to the Segment Maturity Date, the Segment Value will equal the new Investment Base multiplied by the proxy value that is calculated on that date.
•
On the Segment Maturity Date, the Segment Value will equal the new Investment Base multiplied by (1 + Segment rate of return).
15.Segment Rate of Return at Maturity	0.00%
16.The Segment Value at Maturity equals the new Investment Base multiplied by (1 + Segment Rate of Return) ($72,000 × (1 + 0%))	$72,000.00

68 RiverSource Structured Solutions 2 annuity — Prospectus

Appendix E: Example – Surrender Charges
[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

RiverSource Structured Solutions 2 annuity — Prospectus 69

Appendix F: Example — Market Value Adjustment (MVA)
[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

Appendix G: Example — Optional Death Benefits
Example — ROPP Death Benefit[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]
Example — MAV Death Benefit[TO BE UPDATED BY PRE-EFFECTIVE AMENDMENT]

Appendix H: Index Disclosures
S&P 500 Index
The S&P 500 Index is product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”) and has been licensed for use by RiverSource Life Insurance Company (“RiverSource Life”). Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by RiverSource Life. It is not possible to invest directly in an index. RiverSource Life’s indexed products (the “Products”) are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Products or any member of the public regarding the advisability of investing in securities generally or the Products particularly or the ability of the Indexes to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to RiverSource Life with respect to the S&P 500 Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The Indexes are determined, composed and calculated by S&P Dow Jones Indices without regard to RiverSource Life or the Products. S&P Dow Jones Indices has no obligation to take the needs of RiverSource Life or the owners of the Products into consideration in determining, composing or calculating the Indexes. S&P Dow Jones Indices is not responsible for and has not participated in the determination of the prices, and amount of the Products or the timing of the issuance or sale of the Products or in the determination or calculation of the equation by which the Products are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices has no obligation or liability in connection with the administration, marketing or trading of the Products. There is no assurance that investment products based on the Indexes will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.
S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEXES OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY RIVERSOURCE LIFE, OWNERS OF THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND RIVERSOURCE LIFE, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.
RUSSELL 2000® Index
This annuity product (the “Product”) has been developed solely by RiverSource Life Insurance Company. The Product is not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.
All rights in the Russell 2000® Index (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell 2000® is a trademark of the relevant LSE Group company and is used by any other LSE Group company under license.
The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Product. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Product or the suitability of the Index for the purpose to which it is being put by RiverSource Life Insurance Company.
NASDAQ-100 Index
The Product(s) is not sponsored, endorsed, sold or promoted by Nasdaq, Inc. or its affiliates (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Product(s). The Corporations make no representation or

72 RiverSource Structured Solutions 2 annuity — Prospectus

warranty, express or implied to the owners of the Product(s) or any member of the public regarding the advisability of investing in securities generally or in the Product(s) particularly, or the ability of the Nasdaq-100 Index® to track general stock market performance. The Corporations' only relationship to RiverSource Life Insurance Company (“Licensee”) is in the licensing of the Nasdaq-100 Index® and certain trade names of the Corporations and the use of the Nasdaq-100 Index® which is determined, composed and calculated by Nasdaq without regard to Licensee or the Product(s). Nasdaq has no obligation to take the needs of the Licensee or the owners of the Product(s) into consideration in determining, composing or calculating the Nasdaq-100 Index®. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Product(s) to be issued or in the determination or calculation of the equation by which the Product(s) is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Product(s).
THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT(S), OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NASDAQ-100 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
MSCI EAFE & Emerging Markets Indexes
THIS PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY MSCI INC. (“MSCI”), ANY OF ITS AFFILIATES, ANY OF ITS INFORMATION PROVIDERS OR ANY OTHER THIRD PARTY INVOLVED IN, OR RELATED TO, COMPILING, COMPUTING OR CREATING ANY MSCI INDEX (COLLECTIVELY, THE “MSCI PARTIES”). THE MSCI INDEXES ARE THE EXCLUSIVE PROPERTY OF MSCI. MSCI AND THE MSCI INDEX NAMES ARE SERVICE MARK(S) OF MSCI OR ITS AFFILIATES AND HAVE BEEN LICENSED FOR USE FOR CERTAIN PURPOSES BY RIVERSOURCE LIFE INSURANCE COMPANY. NONE OF THE MSCI PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY REGARDING THE ADVISABILITY OF INVESTING IN PRODUCTS GENERALLY OR IN THIS PRODUCT PARTICULARLY OR THE ABILITY OF ANY MSCI INDEX TO TRACK CORRESPONDING STOCK MARKET PERFORMANCE. MSCI OR ITS AFFILIATES ARE THE LICENSORS OF CERTAIN TRADEMARKS, SERVICE MARKS AND TRADE NAMES AND OF THE MSCI INDEXES WHICH ARE DETERMINED, COMPOSED AND CALCULATED BY MSCI WITHOUT REGARD TO THIS PRODUCT OR THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY. NONE OF THE MSCI PARTIES HAS ANY OBLIGATION TO TAKE THE NEEDS OF THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY INTO CONSIDERATION IN DETERMINING, COMPOSING OR CALCULATING THE MSCI INDEXES. NONE OF THE MSCI PARTIES IS RESPONSIBLE FOR OR HAS PARTICIPATED IN THE DETERMINATION OF THE TIMING OF, PRICES AT, OR QUANTITIES OF THIS PRODUCT TO BE ISSUED OR IN THE DETERMINATION OR CALCULATION OF THE EQUATION BY OR THE CONSIDERATION INTO WHICH THIS PRODUCT IS REDEEMABLE. FURTHER, NONE OF THE MSCI PARTIES HAS ANY OBLIGATION OR LIABILITY TO THE ISSUER OR OWNERS OF THIS PRODUCT OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE ADMINISTRATION, MARKETING OR OFFERING OF THIS PRODUCT.
ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NONE OF THE MSCI PARTIES WARRANTS OR GUARANTEES THE ORIGINALITY, ACCURACY AND/OR THE COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY THE ISSUER OF THE PRODUCT, OWNERS OF THE PRODUCT, OR ANY OTHER PERSON OR ENTITY, FROM THE USE OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NONE OF THE MSCI PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS OF OR IN CONNECTION WITH ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. FURTHER, NONE OF THE MSCI PARTIES MAKES ANY EXPRESS OR IMPLIED WARRANTIES OF ANY KIND, AND THE MSCI PARTIES HEREBY EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO EACH MSCI INDEX AND ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL ANY OF THE MSCI PARTIES HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
No purchaser, seller or holder of this product, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark to sponsor, endorse, market or promote this product without first contacting MSCI to determine whether MSCI’s permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

RiverSource Structured Solutions 2 annuity — Prospectus 73

iShares® U.S. Real Estate ETF
The iShares U.S. Real Estate ETF is distributed by BlackRock Investments, LLC. iShares® and BlackRock®, and the corresponding logos, are registered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”) and are used under license. BlackRock has licensed certain trademarks and trade names of BlackRock to RiverSource Life Insurance Company (“RiverSource Life”) for certain purposes. RiverSource Life’s products and services are not sponsored, endorsed, sold, or promoted by BlackRock, and purchasers of such products do not acquire any interest in the iShares U.S. Real Estate ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranties, express or implied, to the owners of any products offered by RiverSource Life or any member of the public regarding the advisability of purchasing any product or service offered by RiverSource Life. BlackRock has no obligation or liability for any errors, omissions, interruptions or use of the iShares U.S. Real Estate ETF or any data related thereto, or in connection with the operation, marketing, trading or sale of any product or service offered by RiverSource Life.
Bloomberg US Agg Credit Index
“Bloomberg® ” and the Bloomberg indices listed herein (the “Indices”) are service marks of Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”), the administrator of the index (collectively, “Bloomberg”), and have been licensed for use for certain purposes by the distributor hereof (the “Licensee”).
The financial products named herein (the “Products”) are not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to the Products or any member of the public regarding the advisability of investing in securities or commodities generally or in the Product particularly. The only relationship of Bloomberg to Licensee is the licensing of certain trademarks, trade names and service marks and of the Indices, which are determined, composed and calculated by BISL without regard to Licensee or the Products. Bloomberg has no obligation to take the needs of Licensee or the owners of the Products into consideration in determining, composing or calculating the Indices. Bloomberg is not responsible for and has not participated in the determination of the timing, price, or quantities of the Products to be issued. Bloomberg shall not have any obligation or liability, including, without limitation, to customers of the Products, in connection with the administration, marketing or trading of the Products.
BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE PRODUCT OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA RELATED THERETO. BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES—WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE PRODUCT OR INDICES OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

74 RiverSource Structured Solutions 2 annuity — Prospectus

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RiverSource Life Insurance Company
©2008-2023 RiverSource Life Insurance Company. All rights reserved.
70100 Ameriprise Financial Center
Minneapolis, MN 55474
1-800-862-7919
PROXXXX_XX_AXXX_(XX/23)
RiverSource Distributors, Inc. (Distributor), Member FINRA.
Issued by RiverSource Life Insurance Company, Minneapolis, Minnesota. Affiliated with Ameriprise Financial Services, LLC.